#5

04024126

82- SUBMISSIONS FACING SHEET

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OICF/BY: dlw

DAT : 4/6/04

vnu

Annual Report 2003

Revenues per activity


Marketing Information
Media Measurement & Information
Business Information
Directories
2003
13%
17%
46%
24%

Revenues per region


Americas
Europe, Middle East and Africa
Asia Pacific
2003
8%
40%
52%

Full-time employees at year-end


40,000
30,000
20,000
10,000
0
9,132
9,437
9,620
10,808
13,310
19,039
19,108
37,235
37,590
38,605
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* For the years 2001 and before these data have not been adjusted for the reclassification of the extraordinary items.

Total revenues*


x EUR MILLION
6,000
5,000
4,000
3,000
2,000
1,000
0
1,260
1,385
1,529
1,779
2,427
2,809
3,385
4,825
4,275
3,882
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Operating income*


x EUR MILLION
1,000
800
600
400
200
0
127
160
197
247
473
570
701
806
746
643
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Net earnings


x EUR MILLION
1,000
800
600
400
200
0
93
195
146
190
251
245
799
1,004
170
130
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Cash earnings per share*


x EUR 1
2.00
1.60
1.20
0.80
0.40
0
0.55
0.65
0.76
0.95
1.43
1.65
1.78
1.73
1.83
1.51
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Dividends common shares


x EUR 1
0.60
0.50
0.40
0.30
0.20
0.10
0
0.18
0.22
0.25
0.32
0.43
0.48
0.52
0.52
0.55
0.55
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Vnu

Annual Report 2003

UNLOCKING BUSINESS KNOWLEDGE

VNU is a global information and media company with leading market positions and recognized brands. Our business is organized into four groups: Marketing Information (ACNielsen), Media Measurement & Information (Nielsen Media Research), Business Information (Billboard, The Hollywood Reporter, Computing, Intermediair) and Directories (Golden Pages).

VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. The company has some 38,000 full-time employees. In 2003, total revenues amounted to EUR 3.9 billion.

VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and the company is part of the AEX index of leading Netherlands-based stocks.

Contents

Message from the Chairman

Rob van den Bergh



"VNU made great progress in 2003 on a number of fronts"

Overall, the company continued to perform well, as our strategic shift toward more recession-resilient businesses has once again proved its worth in the face of difficult economic conditions.

On a reported basis, our results were negatively impacted by the weakness of the US dollar against the euro, as well as reorganization charges in the Marketing Information and Directories groups, and a book loss on the Claritas Europe divestiture. These incidental items caused a 25% decrease in our net earnings per share. However, for the year, we reported 9% growth in underlying cash earnings per share*. This growth is at the high end of our initial expectations and was fueled primarily by strong results from our marketing, media and business information businesses. We also strengthened our financial position, lowering our net debt and improving our interest coverage ratio.
Equally important, we took the necessary steps in 2003 to make VNU a faster-growing, more profitable company well into the future. Having successfully built a solid foundation via acquisitions in recent years, we have shifted our focus to making those acquisitions pay off through greater organic growth, while taking additional steps to improve efficiency and enhance our longer-term margins.

* Earnings per share at constant currencies before goodwill amortization and impairment charges, and excluding 2003 reorganization charges and a book loss on a divestiture.

Business Group Performance

Our Marketing Information and Media Measurement & Information groups – which together account for more than 70% of our revenues and nearly 60% of our operating income – continued to power our performance in 2003, as demand remained strong for their business-critical information and services. Our trade show business, a continuing bright spot in our Business Information segment, also made a significant contribution to our improved results.
Led by ACNielsen, VNU Marketing Information delivered good revenue growth and solid profits, but its margin expansion slowed as a result of one-time items and ongoing investments in future growth. To enhance its performance, VNU announced a new organizational structure for the group and the launch of a multi-year business improvement program aimed primarily at the group's North American operations. To spur additional growth, ACNielsen announced that it would double the size of its U.S. consumer panel, a move that will enhance insight into the spending behavior of specific consumer groups across established and emerging distribution channels.
VNU Media Measurement & Information had another terrific year, generating strong revenue and profit growth. In particular, Nielsen Media Research in the U.S. performed well. It grew revenues by more than 9% at constant currencies, reached multi-year agreements with NBC, Viacom (CBS), Fox and several major cable TV networks, and forged ahead with plans to expand its

People Meter coverage of both national and local television markets. Outside the U.S., Nielsen Media Research embarked on a major expansion of its TV ratings service in China, and took steps to enhance its global advertising information business. NetRatings, our 65%-owned Internet measurement business, cut its operating losses by more than half, and was a prime contributor to the group's margin improvement.

The situation was more difficult for our trade magazines and the Directories group, which continued to face soft advertising markets worldwide. Both in the U.S. and Europe, advertising revenues declined for Business Information's trade magazines, although not as sharply as in previous years. Among the bright spots, *The Hollywood Reporter* and *Management Team* had a good year. With early signs of a recovery now visible, it appears that the U.S. in particular, has reached the bottom of the cycle. Meanwhile, our trade show business, which accounts for some 79% of the group's operating income, continued to shine, enabling us to maintain the group's profit levels, as we continue to develop expansion opportunities for this business.

Our Directories group, likewise, came under economic pressure in most markets where it operates. The group saw its revenue and operating income (excluding a reorganization charge and the introduction costs of White Pages in The Netherlands) fall slightly, with profitability affected by a number of incidental factors. To address this situation, VNU took a EUR 10 million charge to reduce headcount and improve operational efficiency in The Netherlands, Belgium and Portugal. Focusing on future growth, VNU invested EUR 10 million to launch White Pages directories in The Netherlands, and increased its ownership in the Romanian directories company Pagini Aurii to 84%, from 28%. Despite weaker results in 2003, the Directories group continues to deliver strong margins and to contribute substantial cash flows to VNU.

Strong Prospects

Our strategy to rebuild our portfolio around recession-resilient marketing and media information businesses has produced the results we intended. With this transformation phase now largely complete, we are moving on to a new stage in our development, focused on harnessing our combined assets to achieve and sustain higher growth rates over the long term.

First and foremost, we are concentrating on achieving growth "under our own power". There's no question we have the right resources – in terms of information products and services, value-added insights, the expertise of our people and marketplace connectivity – to achieve organic growth. Working in teams, we're moving aggressively to develop new products and services that integrate information and leverage technology from within and across our groups. These efforts will create greater value for our clients and customers, place us in a stronger competitive position and generate profitable new revenue streams for the company.

Second, we are making substantial progress in our efforts to improve efficiency, reduce costs, divest non-core operations and enhance long-term margins.

We expect to realize the positive impact of these efforts starting in 2004.

And, third, VNU is well positioned to benefit from an upturn in global economic conditions, particularly as advertising markets for our trade magazines and directories improve. New growth in advertising, combined with accelerated growth from our marketing and media information segments, will result in enhanced earnings and greater returns for our shareholders over the long term.

Organic Growth: A Top Priority

Organic growth is not something that happens by accident. It takes a dedicated, company-wide approach, with the right people focused on the right projects, to make organic growth a way of life at VNU.

In 2003, we instilled a strong focus on organic growth by making it a formal part of our business process. For example, in Media Measurement & Information, we established Nielsen Ventures to serve as an "incubator" for developing and launching new media and entertainment information services. In Business Information, major initiatives in the U.S. and Europe are focusing on new product development and integrated marketing solutions that leverage multiple brands and media platforms. In Directories, the focus is on expanding our presence online and in mobile formats. And, in Marketing Information, as part of a new group structure, we created a dedicated unit, VNU Advisory Services, that will draw on the resources of the entire Marketing

Information group and other VNU businesses, along with third-party capabilities, to develop new, integrated services and a new VNU approach to client service.
There are many outstanding examples of cooperative organic-growth initiatives that are already taking place across the company. Among them are two new services – *Nielsen Outdoor* and *Nielsen Cinema* – that measure audiences for outdoor and theater advertising, respectively. We've also launched *Homescan Online*, which combines the capabilities of ACNielsen's consumer panel with NetRatings' Internet audience measurement to measure how online activity and advertising impacts offline purchase behavior.

Improving Operational Efficiency

As we focus on our organic growth opportunities, we are also taking steps to improve the efficiency of our operations and lower our costs. These efforts will increase our agility, enhance our margins and free up resources to invest in new initiatives that will generate enhanced top-line growth.
At the end of 2003, we announced project Atlas, a major business-improvement initiative that will enhance VNU Marketing Information's efficiency, raise the value of its services and create new platforms for accelerated growth. Focused primarily on the group's North American operations and patterned after a similar initiative in Europe, Atlas required a reorganization charge of some EUR 33 million, mainly to cover severance costs for approximately 700 positions over a three-year period.
In addition, we continued to improve our portfolio when we divested Claritas Europe, a non-strategic business, at the beginning of 2004. The sale, to Acxiom Corporation for EUR 33 million, resulted in a book loss of EUR 32 million.

Corporate Governance

Much has been written and said in the last couple of years about corporate governance. Long before it became big news and the latest corporate fashion, VNU was practicing good corporate governance. Today, we rely on the integrity, values and common sense of our Executive Board and employees to manage risk, ensure proper controls, and achieve clarity and transparency in our financial reporting.
VNU, under the oversight of its independent Supervisory Board, has formed an internal committee to develop an enhanced business control framework that will further strengthen our corporate governance and ensure that our practices are in compliance with international standards (including the Dutch Corporate Governance Code and the U.S. Sarbanes-Oxley Act). We will continue to do whatever it takes to uphold our standards and our reputation as a well-managed company.

The Year 2004

The current year, I'm convinced, holds much promise for VNU, as we build on our momentum, ride the tide of expected economic improvement, improve the efficiency of our operations and redouble our efforts to accelerate organic growth.
Even as we focus on internal growth and efficiency, we intend to play an active role in the next phase of industry consolidation, shoring up our leadership positions with smaller, add-on acquisitions. We continue to strengthen our balance sheet in anticipation of such strategic moves.
In 2004 and beyond, we have a great opportunity to harness our outstanding information assets to create a new generation of integrated business solutions that our clients and customers find absolutely vital to their success. Raising the value of our services, we will cement our position in the marketplace as an essential business partner, while increasing our revenue, improving our margins and accelerating our growth.
With our great combination of leading information and media assets, our terrific people – some of the brightest, most energetic and talented professionals I know – and a collective determination and drive to succeed, I have no doubt that we will reach our goals and realize our full potential for employees, clients and shareholders alike.

Rob van den Bergh
Chairman of the Executive Board

Every day, in all corners of the world, business professionals turn to VNU for vital information, analysis and knowledge about their customers and markets. We help these professionals make better decisions and take more effective actions, increasing the revenues, efficiency and profitability of their businesses.

VNU holds industry-leading positions in marketing, media and entertainment information services, business publications, trade shows and directory publishing.

No longer mainly dependent on cyclical advertising revenues, our market research and information businesses are characterized by long-term client relationships and recession-resilient services that are essential to our clients' day-to-day activities and growth prospects.

Strong and growing, VNU's groups and businesses together form an exceptional platform for future development. The wide scope of our information resources and professional expertise provide important opportunities to create innovative services and to reach out to new industries. Our people are working together to integrate related information and combine their capabilities. Our goals are to substantially raise the value we deliver to clients, streamline our internal operations and accelerate our long-term growth.

VNU: market-leading, branded information businesses

Marketing Information

We are the world's leading provider of marketing information and analysis. We measure retail sales of consumer packaged goods and study consumer attitudes and behavior to give our clients a competitive advantage in today's fast-moving, complex marketplace. This essential knowledge helps clients improve brand performance, develop and launch new products and identify new marketing opportunities.

ACNielsen

vnu advisory services

BASES

Spectra intelligent targeting™

CLARITAS

Media Measurement & Information

We are the world's leading provider of media and entertainment information. We measure audiences for television, motion pictures, radio, print, the Internet, and other major media. In advertising, we monitor both expenditures and creative content and we track CD, video, DVD and book sales. Using this wealth of information, our software and solutions help media owners, agencies, advertisers and retailers plan and optimize their marketing activities.

Nielsen Media Research

Nielsen Entertainment

Nielsen//NetRatings

IMS

PERQ/HCI RESEARCH

SRDS

VNU's business strategy is:

- To focus on high-growth and high-margin business-to-business information;
- To own market-leading, branded businesses;
- To maximize the benefits of scale and integration across our businesses;
- To maintain a broad geographic mix of activities;
- And to operate with a solid capital structure.

To implement this strategy, VNU has defined the following key objectives:

- Help our clients succeed by providing them with superior value and service;
- Add value through enhanced integration of need-to-know information;
- Develop new products and services by combining our unique assets;
- Expand into new vertical industry segments and new geographies;
- Drive for cost leadership and operational excellence.

Business Information

Through our publishing and trade show units, we deliver news and vital information to help busy professionals stay on top of industry issues and make critical business connections. We offer more than 140 print publications, 150 trade shows and other business events and numerous websites, each targeted to specific industry groups.

vnu business media

vnu business publications

vnu expositions

vnu exhibitions europe

Directories

Our telephone and yellow pages directories help businesses of all types and sizes connect with customers. Published in seven countries, our more than 125 directories are available in print, online and in mobile formats, giving millions of people access to their local marketplace.

Gouden Gids

Golden Pages

PAGINI AURII GOLDEN PAGES

Gouden Gids Pages d'Or

Páginas Amarelas, S.A.

Businesses & Brands

Business group	Main activities	Main products & services
Marketing Information		
ACNielsen Retail Measurement Consumer Panel Customized Research Trade Dimensions Solucient (35%)	Market research and analysis based on point-of-sale retail information, consumer purchase information, consumer surveys, interviews and focus groups.	Category Business Planner, Convenience Track, Homescan, Market*Track, NetDispatch, Priceman, Scantrack, Shelf Builder, Spaceman, Strategic Planner, TDLinx.
VNU Advisory Services BASES Spectra Claritas Market Decisions	Marketing and sales advisory services, including evaluation of new product initiatives, key consumer segmentation, consumer lifestyle profiles and in-store market testing.	preBASES, BASES, IntroTargeter, Spectra Advantage, Consumer 360, Enlighten, InfiNet, HispanIQ, Claritas ConneXions, iMark, LifeP$YCLE, MicroVision, PRIZM, Market Decisions.
Media Measurement & Information		
Media Measurement Nielsen Media Research	In the U.S.: television ratings and competitive advertising intelligence. Outside the U.S.: television and radio audience measurement, advertising information services, print readership and customized media research.	National and Local People Meter services, Local metered and diary services, National and Local Hispanic services, AdEx, Monitor-Plus, Ad*Sentry, Ad*Views, Movie*Sentry, MediaPix, TVPix, Ad Dynamix, Creative Dynamix, CabSat Asia, Media Index, Panorama, Nielsen Outdoor.
Internet Measurement NetRatings (65%)	Internet audience and advertising measurement and analysis.	Nielsen//NetRatings, NetViews, NetValue, AdRelevance, @Plan, WebRF, LemonAd, Mediametrie, MegaPanel, RedSheriff.
Nielsen Entertainment Nielsen Film Entertainment Nielsen Home Entertainment Nielsen Music Nielsen Book Nielsen Entertainment International	Entertainment information including tracking and reporting of daily motion picture box-office results; music video/DVD and book sales; music air play; in-theater ad tracking; creative testing of film, TV programming and advertising materials; bibliographic databases, and online research.	Nielsen EDI, Nielsen ReelResearch, Nielsen NRG, Nielsen BDS, Nielsen Entertainment Marketing Solutions (EMS), Nielsen Cinema, Nielsen SoundScan, Nielsen BookScan, Nielsen VideoScan, Nielsen BookData, Nielsen BookNet, Nielsen Interactive Entertainment, Aircheck, Music Control.
Media Solutions Interactive Market Systems (IMS) Perq/HCI Research Scarborough Research (50%) SRDS	Media information including advertising rates and data, circulation figures, media planning and buying systems and software, healthcare data, local/regional/national consumer information.	SRDS Consumer Magazine/ Business Publication/ TV&Cable/ Radio/ Interactive/ Out-of-Home Advertising Source, SRDS Media Planning System, Scarborough Multimedia market reports, MediaMix, Media-Chek/APEX, Journal Ad Review (JAR), RxMixMastR, Advertising Information Manager (AIM).
Business Information		
VNU Business Media (USA) VNU Business Publications USA VNU Expositions VNU eMedia & Information Marketing	Business magazines, trade shows, business events, awards and conferences supported by comprehensive online and information marketing services.	Adweek, Billboard, Bookseller, Brandweek, Business Travel News, Convenience Store News, The Hollywood Reporter, Mediaweek, Meeting News, National Jeweler, Photo District News, Progressive Grocer, Restaurant Business, Successful Meetings. ASD/AMD, Couture Jewelry, GlobalShop, Hospitality Design, JA Jewelry Show, Kitchen/Bath Industry Show, Outdoor Retailer.
VNU Business Media Europe VNU Business Publications in Belgium, France, Germany, Italy, The Netherlands, Spain, United Kingdom VNU Exhibitions Europe and Asia (50%) BIAS, Imark Communications	Business and special interest magazines, partworks, trade shows, events and conferences, online information and portals.	Accountancy Age, Computable, PC Magazine, Computeractive, Computer Idea, Computing, CRN, Intermediair, IT Week, Management Team, PC Actual, PC Expert, PC Direkt, PC Professionell, Personal Computer Magazine, Personal Computer World, Datanews, SVM, VNUNet. BIAS, Bouwbeurs, Online, Trademart, VIV.
Directories		
Golden Pages Gouden Gids Páginas Amarelas (75%) Pagini Aurii (84%) Promedia (75%) Telkom Directory Services (33%) Verizon Information Services (40%)	Telephone and business directories, information services, Internet and mobile directories.	Gouden Gids, Pages d'Or, Golden Pages, Páginas Amarelas, Pagini Aurii.

● = 1% | (figure icon) = 1,000 EMPLOYEES

Main client groups	Total revenues share	Operating income share	Full-time employees
Marketing Information			
Manufacturers and retailers of fast-moving consumer goods (FMCG), sold through supermarkets, convenience stores, drugstores, gas stations and mass merchandisers. Other industries served include financial services, automotive travel, information technology, telecommunications, utilities, pharmaceutical and related healthcare industries, mail-order companies, charities, durables.	EUR 1,765 MILLION = 46%	EUR 193 MILLION = 28%	24,699 EMPLOYEES = 65%
Media Measurement & Information			
Advertisers, advertising agencies, media planners, programmers, government agencies, TV stations, broadcast TV networks, cable networks, cable operators and satellite services, radio broadcasters, newspaper and magazine publishers, outdoor advertisers and Internet companies.	EUR 929 MILLION = 24%	EUR 197 MILLION = 28%	8,374 EMPLOYEES = 22%
Advertisers, advertising agencies, media companies, content publishers, financial services, Internet marketers.			
Motion picture studios and exhibitors, video/DVD distributors, music labels, radio broadcasters, music/video/DVD/book retailers, book publishers, libraries, TV networks and cable companies, advertisers, video-game retailers and publishers.			
Advertisers, advertising agencies, media buyers and planners, publishing companies, radio and TV stations, pharmaceutical and related healthcare industries, sports teams/leagues, newspapers, Internet companies.			
Business Information			
Professionals and advertisers in marketing, media, entertainment, arts, retail, jewelry, sports, incentives, training, music, literary, film, performing arts, travel, real estate, design, food and beverage.	EUR 636 MILLION = 17%	EUR 95 MILLION = 14%	2,612 EMPLOYEES = 7%
Professionals and advertisers in information technology, career, management, finance, engineering, media, marketing, construction, chemical industry, agro & food technology.			
Directories			
Advertisers with small and medium-sized businesses.	EUR 492 MILLION = 13%	EUR 211 MILLION = 30%	2,204 EMPLOYEES = 6%

Countries & Coverage


Canada
Mexico
United States
Costa Rica
El Salvador
Guatemala
Honduras
Nicaragua
Panama
Puerto Rico
Argentina
Brazil
Chile
Colombia
Ecuador
Paraguay
Peru
Uruguay
Austria
Belgium
Bulgaria
Cyprus
Czech Republic
Denmark
Finland
France
Germany
Greece
Hungary
Ireland
Italy
Luxembourg
The Netherlands
Norway
Poland
Portugal
Romania
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
United Kingdom

COUNTRIES AND COVERAGE

Country where VNU is active

Marketing Information

Media Measurement & Information

Business Information

Directories

TOP 10 COUNTRIES

Country	Total revenues x EUR million	Number of employees
United States	1,814	11,332
The Netherlands	258	1,250
United Kingdom	240	1,632
Belgium	224	812
Germany	126	877
France	118	762
Portugal	104	641
Canada	97	1,016
Ireland	78	368
Italy	75	662


Armenia
Azerbaijan
Belarus
Croatia
Estonia
Georgia
Kazakhstan
Latvia
Lithuania
Russia
Ukraine
Bahrain
Egypt
Israel
Jordan
Kuwait
Lebanon
Oman
Pakistan
Qatar
Saudi Arabia
United Arab Emirates
Algeria
Cameroon
Ghana
Ivory Coast
Kenya
Morocco
Nigeria
South Africa
Tanzania
Tunesia
Uganda
Australia
Bangladesh
China
India
Indonesia
Japan
Malaysia
Nepal
New Zealand
Philippines
Singapore
South Korea
Sri Lanka
Taiwan
Thailand
Vietnam

GEOGRAPHICAL BREAKDOWN


Total revenues
Operating income
Americas
Europe, Middle East
and Africa
Asia Pacific
8%
40%
52%
5%
45%
50%


FREEWAY
Cola
APPEL SAP

we **MEASURE,** we **ANALYZE,** we **INFORM,**

WE KNOW, WE ANSWER

promotional effectiveness


SOEP


brand loyalty
total market volume


market share

Marketing Information

retail measurement · consumer panel research · customized research · modeling & analytics · advisory services



It is a key moment – the point at which a consumer reaches out to a store shelf and adds a product to his or her shopping basket. Manufacturers and retailers of fast-moving consumer goods spend enormous sums each year on marketing and sales campaigns to influence these small, but crucial choices. VNU Marketing Information helps these clients increase their return on investment by providing a greater understanding of their markets and consumers.

A cascade of business decisions shapes consumer choices every day. What products are targeted at which groups of consumers? How much space should a product get in a store and on what shelves? What type of promotion will



consumer lifestyle profiles


shopping preferences
pricing
revenues per outlet
revenues per brand

be most efficient? VNU provides the facts and the analyses that enable manufacturers and retailers to answer these and many more questions.

Imagine the launch of a new shampoo. The manufacturer can call on the global leader in pre-market testing and forecasting, BASES, for a pre-launch analysis of likely sales. BASES' researchers present the product concept to consumers, measure their responses, evaluate the results against BASES' database of product launches and predict likely sales - all before the manufacturer has committed to a major investment in the new product.

When the green light is given, Market Decisions can help the U.S.-based client conduct live in-store testing of the shampoo in selected markets to decide on the best promotional approach. As the shampoo moves into broad distribution, Spectra makes a vital contribution by helping the client identify consumers most likely to buy the shampoo. Spectra integrates information from various sources to classify consumers according to their demographic characteristics, purchasing habits and shopping preferences.

Once the new shampoo is established, ACNielsen steps in with many services that manufacturers and retailers use to maximize their sales. Working in all major types of stores and across all markets where the shampoo is offered, ACNielsen gathers essential Retail Measurement information at the cash register and in the aisles. Delivered weekly or monthly, this information reveals how the shampoo is performing against competing products and how retailers are pricing, promoting and distributing it in their stores.

In many markets, ACNielsen maintains samples of households where consumers provide comprehensive information about the products they purchase. These Consumer Panel services deliver demographic information about people buying the shampoo and reveal where and when they shop and how much they spend.

ACNielsen can help the client evaluate the trends revealed by these market measurement services and respond with the appropriate marketing and sales activities. Its advanced Modeling & Analytics services integrate ACNielsen data with information from additional sources to support decision-making on critical issues such as pricing, promotions, product mix and media spending.

Finally, ACNielsen's Customized Research services allow the client to obtain vital insights into what consumers think about the shampoo after using it and whether they are willing to buy it again. The research takes place through personal interviews, focus groups and online surveys.

Whatever the product or service, VNU helps clients succeed by providing essential information and analysis at every stage of the marketing cycle.



television audience measurement

internet and website audience measurement

advertising expenditures







audience size

WE MEASURE, WE ANALYZE, WE INFORM,

WE KNOW, WE ANSWER

radio airplay



Media Measurement & Information



cinema ticket sales · entertainment information · internet usage

It is a very simple act, repeated countless times a day. A person turns to television, radio, newspapers, magazines, or the Internet to be informed and entertained - and is bombarded with a flood of commercial messages. What most don't realize is the key role VNU Media Measurement & Information plays in shaping what people see, hear and read.

VNU provides essential information about audiences and advertising that is used to support marketing, promotion, programming and editorial decisions. In many cases, this information serves as the common currency for determining the value of advertising time and space.

VNU is there at every step of the cycle. In a typical scenario, the cycle begins with the publication of a book, a source of new content that spawns multiple products and many opportunities to reach consumers. VNU's Nielsen BookScan service tracks retail sales of the book and helps determine how and where it is sold and marketed. A movie studio then buys the rights to the book and turns it into a motion picture. Nielsen NRG, a leading Hollywood research and consulting firm, and Nielsen ReelResearch help the studio refine its concept and test the film and its advertising messages with audiences.

When the movie opens, Nielsen EDI, the world's leading provider of box-office information, tracks ticket sales and other information relevant for the marketing and distribution of the movie. At the same time, the movie's soundtrack makes its way into retail music outlets, and Nielsen SoundScan is there to track its sales, in stores and online. Songs from the soundtrack are played on the radio and Nielsen Broadcast Data Systems monitors that airplay in the U.S. and Canada, while Nielsen Media Research measures radio audiences in 12 other countries.

Websites dedicated to promoting and merchandising the book and the movie appear across the Internet. NetRatings, the global authority on Internet audience and advertising measurement, tracks the audiences for those sites. NetRatings is 65% owned by VNU.

After a successful run, the movie leaves the theaters and enters the "aftermarket", where it is sold on DVD and video. Nielsen VideoScan tracks retail sales of the movie and competitive products.

tv audience & other media measurement · internet audience measurement · box-office results · tracking book, music & video sales · media planning & buying systems



Finally, the movie that started out as a book makes its way to broadcast, cable and satellite television, where hundreds of millions of viewers are waiting to see it. Nielsen Media Research, the leading global provider of TV ratings, measures the size and demographic composition of those television audiences, providing the crucial information advertisers and their agencies need to plan TV ad campaigns, evaluate the effectiveness of their commercial messages and negotiate advertising rates. At the same time, this information gives television companies a powerful tool to establish the value of their airtime and more effectively schedule and promote their programming.

Nielsen Media Research also measures advertising expenditures, placements and creative content in countries representing some 85% of the worldwide advertising market. Another VNU unit, Media Solutions, offers a complete range of information, software, systems and tools for analyzing advertising and audience data and planning media campaigns.





measuring viewing habits



reach decision-makers

insights into markets and competitors

WE MEASURE, WE ANALYZE,

WE **INFORM,** WE **KNOW,** WE **ANSWER**






personal contact with prospects
new product presentations

Business Information

An American soft drink marketer needs to penetrate the fickle "teen" market through innovative promotions. The CEO of a European IT firm based in The Netherlands wants to introduce a new software package across Europe. She needs a solid marketing plan and specialized personnel. These sophisticated business professionals look to VNU for help. Through an integrated, multi-channel approach – in print, online and at trade shows – we offer readers, advertisers, attendees and exhibitors in the U.S., Europe, Brazil and China the industry news, insights and connections they need to gain a competitive edge in their markets.

The American soft drink marketer interacts with VNU Business Media in many ways. For instance, a subscription to VNU Business Publications USA titles such as *Beverage Aisle* and *Beverage World* provides the latest on marketing and retailing trends. *Retail Merchandiser* and *Convenience Store News* are "must reads" to keep pace with the overall retail environment. *Brandweek* and *Adweek* are excellent sources for the latest brand management strategies and tools. *Billboard* keeps marketers abreast of licensing deals, musical tours and related sponsorship opportunities – a key element of any soft drink marketer's promotion plan.

The websites related to these titles, offered through VNU eMedia & Information Marketing provide information on these markets 24 hours a day, seven days a week. Regular attendance at industry conferences,


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such as the *Beverage Retailing Summit*, offers excellent networking and sales environments for attendees and exhibitors. The soft drink marketer might also attend the VNU *What Teens Want* conference, sponsored by *Billboard*, *The Hollywood Reporter* and the *Adweek* group. Armed with this knowledge, the marketing executive then comes to VNU to help build an integrated, business-to-business marketing campaign that reaches retailers via many of the same print, online and face-to-face media.

VNU Business Media Europe allows the CEO of the European IT firm to keep abreast of all essential developments in her markets. To gauge the market for a decision about a new product launch, the pan-European *VNUNet* technology websites provide her with "need-to-know" information, as do the daily email newsletters and various print and electronic magazines such as the leading weeklies *Computing*, *Computable*, *Datanews* and number one monthlies *Personal Computer World*, *PCM*, *SVM* and *PC Professionell*. She can advertise her job openings in the *Intermediair* weekly newspaper, part of a recruitment program that also benefits from VNU's targeted databases and online recruitment tools. When it comes to advertising the new product, VNU Business Media Europe offers integrated marketing solutions for planning and delivering the campaign and measuring its results. Across Europe, VNU's conferences, such as *Online Information*, along with our other events, web-seminars and exhibitions offer powerful face-to-face platforms to test the market for the new software package among professionals.

Whatever industry you're in, chances are that VNU offers the professional journals, trade shows, conferences, and online information you need to keep up with the latest industry developments, gain insights into your markets and competitors, stay in touch with your peers and reach key business-to-business decision-makers with your advertising and sales messages.

trade magazines



trade shows



conferences



online communications


News


20
Gouden Gids
't Gooi
13
Gouden Gids
Regio Breda

insight in marketplaces

every business within reach

mobile services




22A
Gouden Gids
Regio Amsterdam
2002 · 2003
Golden Pages
01
Phone Book
2003
Golden Pages
02
Phone Book
2003
Golden Pages
Phone Book
2003
03
V.G.L

reach existing and potential customers

WE MEASURE, WE ANALYZE,

WE INFORM, WE KNOW, WE ANSWER



Directories



● door-to-door distribution ● contact information ● purchase decisions

What do a Belgian restaurant owner, a Dutch electrician and an Irish software developer have in common? Most likely, they are all users of, and advertisers with VNU World Directories. These clients know that whether it is a tourist looking for a good meal, a homeowner planning to rebuild a kitchen or a small business owner in need of computer programming help, VNU World Directories puts "must-have" contact information directly into the hands of people who are looking to buy their products and services.

VNU World Directories offers a variety of directory formats in Belgium, The Netherlands, Ireland, Portugal, Romania, Puerto Rico and South Africa. The most recognized directories are the traditional, printed publications with yellow pages for business advertisements, marketed under such leading names as *Golden Pages*, *Gouden Gids*, *Pages d'Or*, *Páginas Amarelas* and *Pagini Aurii*. These classified directories, combined with the alphabetical listings found in corresponding "White Pages" telephone books, serve as the critical link between people, neighborhoods and businesses, millions of times each day.

In today's digital world, however, directory information needs to be available to users when, where and how they want it. So, VNU World Directories offers an array of media platforms for accessing information – from web sites and cd-roms to mobile phones, digital assistants and operator-assisted audio services. These platforms provide directory advertisers with a variety of channels to reach their existing and potential customers, while offering directory users the kind of quick and easy access which fits their needs.

Electronic formats, particularly the Internet, are transforming the way directory information is organized by VNU World Directories, as well as the way it is offered by advertisers and looked up by users. For example, a large manufacturing business in Ireland needs a fresh website to reflect its product line. Using a traditional printed Yellow Pages book, one would need to know the exact category ("Internet Services") to find a complete listing and relevant information might be spread over more than one section. With the flexibility and power of the Internet, however, the user simply types the keyword "website design" in the search function of www.goldenpages.ie (the Irish website of VNU World Directories) and a wealth of relevant information instantly shows up on his computer screen.

The success of this multi-format, instant access approach can be seen by the very high loyalty of VNU World Directories' advertisers. In fact, on average 80% renew every year. To these clients, VNU World Directories is an indispensable, direct connection to business success.

classified directories



alphabetical directories



online directories



mobile access




Gouden Gids

quick and easy access

Supervisory Board



Supervisory Board as of March 9, 2004
From left: René Dahan, Joep Brentjens, Frank Meysman, Peter Elverding, Gerald Hobbs, Aad Jacobs

Former Chairman of the Executive Board of ING Groep nv
Other important positions – Supervisory Director of: Imtech nv (Chairman); Joh. Enschedé bv (Chairman); Koninklijke Nederlandsche Petroleum Maatschappij nv (Chairman); Fuhrmann nv (Vice Chairman); IHC Caland nv (Vice Chairman) and ING Groep nv
Nationality: Dutch – Residing in The Netherlands
First appointment: 1998 – Term expires: 2006
Member of the Audit Committee and the Remuneration and Nomination Committee

Former Chairman of the Board of Management of Sara Lee/DE International bv and Executive Vice President and Director of Sara Lee Corporation
Other important positions – Supervisory Director of Grontmij nv and Member of the Board of GIMV nv
Nationality: Belgian – Residing in The Netherlands
First appointment: 1995 – Term expires: 2007
Chairman of the Remuneration and Nomination Committee

Former Chairman of the Executive Board of VNU nv
Other important positions – Supervisory Director of: Heijmans nv (Chairman); Océ nv (Chairman); ArboNed nv (Chairman); Roto Smeets De Boer nv (Vice Chairman); Fortis Obam nv and Bakker Hillegom bv; Board member of Van Leer Group Foundation (Vice Chairman); Stichting Katholieke Universiteit Nijmegen (Chairman); Stichting Preferente Aandelen Gamma Holding nv and Stichting Administratiekantoor Preferente Aandelen Hagemeyer
Nationality: Dutch – Residing in The Netherlands
First appointment: 2000 – Term expires: 2004
Member of the Audit Committee

Former Executive Vice President and Director of Exxon Mobil Corporation
Other important positions – Supervisory Director of TPG nv; Member of the International Advisory Board of: Instituto de Empresa; CvC Capital Partners and Guggenheim Group
Nationality: Dutch – Residing in the United States
First appointment: 2003 – Term expires: 2007
Member of the Remuneration and Nomination Committee

Chairman of the Executive Board of Koninklijke DSM nv
Other important positions – Chairman of the Board of Delegate Supervisory Directors of nv Nederlandse Gasunie; Supervisory Director of: nv Nederlandse Gasunie and De Nederlandsche Bank nv; Treasurer of Association VNO NCW; Chairman of the Board of Stichting Management Studies; Chairman Supervisory Board of Stichting Revalidatie Limburg; Vice President CEFIC and Member Supervisory Board of Universiteit Maastricht/Transnationale Universiteit Limburg
Nationality: Dutch – Residing in The Netherlands
First appointment: 2000 – Term expires: 2004
Chairman of the Audit Committee

Former Vice Chairman of the Executive Board of VNU nv
Other important positions – Director of: The Advertising Council; Jobson Publishing, inc; Bureau of National Affairs and Governor of The Sky Club, inc
Nationality: American / Irish – Residing in the United States
First appointment: 2004 – Term expires: 2008

Executive Board

Executive Board as of March 9, 2004
From left: Rob van den Bergh, Michael Connors, Frans Cremers



Rob F. van den Bergh (53), Chairman & CEO

Rob van den Bergh joined VNU in 1980 and held important management positions within several business groups. He became a member of the Executive Board in 1992, Vice Chairman in 1998, and in 2000 he was named Chairman of the Executive Board. In April 2003, Rob van den Bergh took on an additional role as Chairman and CEO of the Marketing Information group.

Portfolio: Marketing Information group, Business Information group and the corporate staff departments Corporate Development, Human Resources, Information & Communication Technology, Internal Corporate Communications, Legal and Operational Audit.

Rob van den Bergh serves on the Supervisory Board of Getronics nv (until April 2004), NPM Capital nv, and Pon Holdings bv.

Nationality: Dutch

Based in New York, USA

Michael P. Connors (48)

Michael Connors became a member of VNU's Executive Board in 2001, when the company acquired ACNielsen. Since then he has been Chairman and CEO of the Media Measurement & Information group. Michael Connors was Vice Chairman of ACNielsen from 1996 to 2002. Earlier he was Senior Vice President and Chief Human Resources Officer of The Dun & Bradstreet Corporation and Senior Vice President for American Express Travel Related Services.

Portfolio: Media Measurement & Information group and Directories group.

Nationality: American

Based in New York, USA

Operational Management



Frans J.G.M. Cremers (52), CFO

Frans Cremers joined VNU in 1997, when he became Chief Financial Officer and a member of the Executive Board. Prior to joining VNU, he spent 21 years with Royal Dutch/Shell Group in a number of countries in a variety of management positions.

As CFO, Frans Cremers is the company's Compliance Officer. Within his portfolio are the corporate staff departments Corporate Controlling, External Corporate Communications/Investor Relations, Corporate Pensions, Tax and Treasury & Insurance.

Frans Cremers serves as a member of the Supervisory Board of nv Nederlandse Spoorwegen, as a member of the "Commissie Openbare Biedingen" of the Dutch financial authority "Autoriteit Financiéle Markten" and as a member of the "Adviesraad Uitgevende Instellingen" of Euronext.

Nationality: Dutch

Based in Haarlem, The Netherlands

Marketing Information

Rob van den Bergh, Group Chairman / CEO
Steve Schmidt, President / CEO ACNielsen, Group EVP
Frank Martell, Group CFO & COO ACNielsen, Group SVP
Brian Chadbourne, President / CEO VNU Advisory Services, Group EVP

Media Measurement & Information

Michael Connors, Group Chairman / CEO
Malcolm Spry, Group COO
James O'Hara, Group CFO
Susan Whiting, President / CEO Nielsen Media Research U.S.
Robert McCann, Chairman / CEO Nielsen Media Research International
William Pulver, President / CEO NetRatings
Andy Wing, President / CEO Nielsen Entertainment
Chris Lehman, President / CEO Media Solutions

Business Information

Michael Marchesano, President / CEO VNU Business Media (USA)
Howard Lander, COO VNU Business Media (USA)
Joe Furey, CFO VNU Business Media (USA)

Ruud Bakker, President / CEO VNU Business Media Europe
Tosh Bruce-Morgan, CFO VNU Business Media Europe

Directories

Ed Penninx, President / CEO VNU World Directories
Marc Goegebuer, CFO VNU World Directories

Corporate Staff

Corporate Controlling Ad van Schaik
Controlling USA David Berger
Corporate Development Thom Mastrelli
Corporate Pensions Erik Le Grand
External Corporate Communications / Investor Relations Rob de Meel
HR / Management Development Europe Jeremy Lancaster
HR / Management Development USA & Internal Corporate Communications Georgina Challis
Information & Communication Technology Mike O'Toole
Legal Department Earl Doppelt
Operational Audit Jan Schilder
Tax Department Wim van Neutegem
Treasury & Insurance Marc Borkink
Secretary of the Executive Board / Company Theo van Kampen

Major Events in 2003

January	VNU announces it will explore strategic options for two of its Marketing Information units in Europe: ACNielsen's Customized Research services and Claritas Europe, with combined revenues of approximately EUR 130 million.
February	Nielsen Media Research reaches a seven-year agreement with NBC to provide audience measurement services to all of NBC's national and local television businesses in the U.S. and to support the expansion of the Nielsen National People Meter sample from 5,000 to nearly 10,000 U.S. households.
March	Sale by VNU of the 35% stake in Independent Media Holding bv, the largest publisher of consumer magazines in Russia, to the remaining shareholders. This sale completes VNU's strategy to divest all consumer information activities.
April	A series of changes in the Supervisory Board of VNU nv are announced. A.G. Jacobs becomes the new Chairman, succeeding P.A.W. Roef, who retires. R. Dahan becomes a new member and G.S. Hobbs, at that time Vice Chairman of the Executive Board, is proposed as a new member of the Supervisory Board effective January 1, 2004. P.J. van Dun retires from the Supervisory Board of VNU nv, but continues his activities as Chairman of the Supervisory Board of VNU bv, the Dutch company to which the local "structuurregime" applies. B. Staal and F.J.G.M. Cremers are appointed as members of the new Supervisory Board of VNU bv.
May	A bond issue of GBP 250 million is offered. The securities are structured as a 7-year Sterling bond with a coupon of 5.625% p.a. The notes are senior unsecured securities, issued under VNU nv's Euro Medium Term Note Program. Proceeds will be used to refinance existing debt.
July	VNU World Directories increases its interest in the Romanian directories company Pagini Aurii to 84% from 28% for USD 24 million. Pagini Aurii sa, based in Bucharest, is the leading telephone directories publisher in Romania. Nielsen Media Research reaches multi-year agreements with Viacom, inc for TV audience measurement services involving all Viacom and CBS television businesses. Included are 35 Viacom owned-and-operated television stations across 28 U.S. markets.
August	Launch of project Atlas, a multi-year business improvement program, aimed primarily at the North American operations of the Marketing Information group and patterned after a similar initiative in Europe.
October	VNU completes the strategic review of ACNielsen's European Customized Research business it initiated early 2003. The conclusion is that shareholder value will be maximized through continued ownership of these activities. ACNielsen U.S. plans to more than double the size of its U.S. Homescan consumer panel during 2004 and 2005, from 61,500 to 125,000 households.
November	VNU announces a new organizational structure for its Marketing Information group, including the introduction of a global management structure for ACNielsen and the creation of a new entity, VNU Advisory Services, charged with the development of advanced business solutions for complex marketing and sales issues.
December	NetRatings acquires a 58% stake in RedSheriff, a global leader in site-centric-based Internet audience measurement, for USD 12 million. VNU sells Claritas Europe to Acxiom Corporation following strategic review started in January 2003. The review finds little synergy exists between this unit and the rest of VNU's Marketing Information business. Claritas Europe was managed independently from Claritas (U.S.), which remains part of VNU.

Financial Highlights

Key figures AMOUNTS X MILLION	2003 EUR	2002 EUR	change %	2003 USD	2002 USD	change %
Total revenues	**3,882**	4,275	(9.2)	**4,333**	3,996	8.4
Operating income before goodwill charges***	**643**	746	(13.8)	**718**	697	3.0
Operating margin (in%)	**16.6**	17.4		**16.6**	17.4	
Operating income after goodwill charges***	**388**	459	(15.5)	**433**	429	0.9
Cash earnings*	**382**	452	(15.5)	**426**	423	0.7
Net earnings	**130**	170	(23.5)	**145**	159	(8.8)
Cash flows from operating activities	**651**	625	4.2	**727**	584	24.5
Acquisition of subsidiaries and associates	**(104)**	(326)	68.1	**(116)**	(305)	62.0
Divestiture of subsidiaries and associates	**17**	17	–	**19**	16	18.8
Investments in property, plant and equipment	**(209)**	(198)	(5.6)	**(234)**	(185)	(26.5)
Proceeds from the sale of property, plant and equipment	**20**	–	–	**22**	–	–
Tangible and intangible fixed assets	**7,620**	8,722	(12.6)	**9,575**	9,092	5.3
Working capital exclusive of cash	**(676)**	(831)	18.7	**(849)**	(866)	2.0
Shareholders' equity	**4,066**	4,587	(11.4)	**5,109**	4,782	6.8
Guarantee capital*	**4,653**	5,331	(12.7)	**5,847**	5,557	5.2
Net debt*	**(2,958)**	(3,526)	16.1	**(3,716)**	(3,675)	(1.1)
Interest coverage ratio	**5.7**	5.6		**5.7**	5.6	
Interest coverage ratio before incidental items**	**6.3**			**6.3**		
Net debt* : EBITDA*	**3.6**	3.8		**3.6**	3.8	

Data per common share AMOUNTS X 1	2003 EUR	2002 EUR	change %	2003 USD	2002 USD	change %
Cash earnings*	**1.51**	1.83	(17.5)	**1.68**	1.71	(1.8)
Cash earnings* before incidental items**	**1.76**			**1.96**		
Cash earnings* at constant currencies	**1.72**			**1.92**		
Cash earnings* at constant currencies before incidental items**	**1.99**			**2.22**		
Net earnings	**0.50**	0.67	(25.4)	**0.56**	0.63	(11.1)
Fully-diluted net earnings	**0.50**	0.67	(25.4)	**0.56**	0.63	(11.1)
Cash flows from operating activities	**2.61**	2.56	2.0	**2.92**	2.39	22.2
Shareholders' equity	**16.26**	18.52	(12.2)	**20.42**	19.31	5.7
Dividends (2003 proposal)	**0.55**	0.55	–	**0.61**	0.51	19.6
Dividends : Cash earnings* (in %)	**36.4**	30.1		**36.4**	30.1	

* See definition on page 142.
** Reorganization charges Marketing Information and Directories and book loss Claritas Europe.
*** Goodwill amortization and impairment charges.

In order to facilitate comparisons on an international basis, current year euro (EUR) balance sheet amounts have been translated into US dollars (USD) at the December 31, 2003 exchange rate of USD 1.00 = EUR 0.80 (2002: EUR 0.96), while the statement of earnings/cash flows amounts have been translated based on the weighted average exchange rate of USD 1.00 = EUR 0.90 (2002: EUR 1.07).

Sustainability

Vision and Policy

A strong belief in sustainability is the cornerstone of VNU's corporate philosophy. We aim to achieve commercial success while honoring ethical values and respecting people, communities and the natural environment. Sustainability, or corporate social responsibility, is a duty for a large organization such as VNU.

We are convinced that responsible corporate behavior will have a positive impact on the long-term financial performance of VNU. Sustainability naturally leads to reduced operating costs, a better reputation, higher client loyalty and an increased ability to attract and retain employees.

VNU embraces the stakeholder approach. When we make important business decisions, we try to balance the interests of our various stakeholders: shareholders, employees, clients, suppliers, regulators, the financial community, governments, non-governmental organizations, the media and the local communities where we operate.

We aim to achieve sustainable growth for both VNU and the industries we serve, while striving to minimize the impact of our operations on the environment.

Social, environmental and economic responsibility has always been an implicit part of VNU's activities. With operations in some 350 communities in more than 100 countries, VNU is very much a part of society and we realize that public acceptance of our activities is necessary for our long-term success. To increase the understanding of VNU by our stakeholders, it is essential that our Business Principles are well known both inside and outside the company.

Last year, VNU's Business Principles were introduced company-wide and published on our corporate website. The principles detail our commitment to sustainability and encourage all employees to actively embrace our corporate responsibility. To ensure compliance with our principles, all senior VNU managers sign a Letter of Representation addressed to the Executive Board. These Letters are primarily meant to demonstrate our compliance with applicable laws, regulations and accounting principles, but managers must also identify any problems regarding the implementation of the Business Principles that require remedial action. VNU has conducted this annual process of writing and signing Letters of Representation for many years. Our Business Principles can be found on our corporate website, www.vnu.com.

Our initial sustainability efforts have already received outside recognition. VNU has been selected as an index component of both the Dow Jones Sustainability World Index (DJSI) and the Dow Jones STOXX Sustainability Index (DJSI STOXX) in the years 2002 and 2003. However, we are aware that we still have much to do. Foremost, we have to collect much more detailed and specific information regarding our sustainability performance and discuss this information with our stakeholders. Therefore, we decided to develop a company-wide sustainability strategy, based on our Business Principles, and by the end of 2003 we created the new, senior position of Vice President Corporate Sustainability.

In late 2003, we began an extensive sustainability survey, at the corporate level as well as within VNU's four business groups. The focus will be on the triple bottom line (People, Planet and Profit) and more specifically on topics such as business integrity, privacy, client satisfaction, employee satisfaction, purchasing policy, health and safety, energy consumption and community investment. We will take the expectations of all our stakeholders into account. Guidelines for the selection of issues and key performance indicators will be those of the Global Reporting Initiative (GRI).

Economic Performance

As a direct result of its economic activities, VNU contributes to society through the creation of employment and the payment of taxes, dividends and interest. VNU has some 38,000 full-time employees and indirectly creates a significant amount of additional jobs. In 2003, our gross payroll (including wages, pensions, other benefits, and redundancy payments) was EUR 1,651 million. During the same year, we paid EUR 145 million in interest on debt and borrowings and EUR 75 million in dividends. We charged a sum of EUR 112 million in taxes to the statement of earnings. We believe that good citizenship is an integral part of our business. Therefore, we try to have a positive economic impact on the communities where we operate beyond the direct effect of our business activities, for example through the sponsorship of charitable causes and support for local community events. We have chosen "Development of people by supplying information" as the theme for our donation policy. This theme is closely related to the nature of our business. In 2003, we supported charitable causes with contributions of EUR 1.1 million. This figure represents 0.2% of our operating income before goodwill amortization and impairment charges.

Environmental Performance

As an information and media company, VNU does not have manufacturing plants, but operates business offices around the world. Our impact in areas such as use of materials, energy and water, emissions, effluents, waste and impact on biodiversity are therefore limited. VNU's main environmental issues are more universal in character: efficient use of resources, procurement policy in the office and business travel. Although the environmental impact of VNU's operations is relatively modest, we do seek to reduce it wherever and whenever possible.

The majority of the information we produce is not printed, but distributed electronically. As for the products that are printed – approximately 23% of our product portfolio –, VNU strives to limit the burden on the environment as much as possible, for example through a careful selection of our suppliers. Total paper use for all our printed publications was 73,566 metric tons in 2003. The wood used for our paper publications originates from forests managed in a sustainable way. More than 90% of our telephone directory paper purchases are supplied by ISO 14001 certified paper mills. The paper procured by VNU World Directories contains more than 25% de-inked pulp on average. Our telephone directory paper manufacturers do not apply chlorine bleaching. The suppliers of paper used for our trade magazines are ISO 14001 certified or pending certification. The majority of the companies that print our high volumes of directory books have an ISO 9001 and an ISO 14001 certification, which is the international standard for environmental management systems. All primary print partners of VNU Business Media (USA) meet and adhere to United States guidelines as mandated by the Environmental Protection Agency and the Occupational Safety Health Administration.

Social Performance

VNU believes in the fundamental dignity and value of each individual. We attract, train and compensate individuals based on job-related qualifications and abilities only. We do not discriminate against race, color, religion, nationality, gender, sexual orientation, disability or age. We have a strong commitment to maintain a working environment free of bias, in which any form of harassment is unacceptable. VNU demands honesty and integrity in all aspects of business, both internally and externally. We are committed to comply

Headcount FULL TIME EMPLOYEES AT YEAR END*	2003	2002	% change
Marketing Information	**24,699**	24,115	2
Media Measurement & Information	**8,374**	7,812	7
Business Information	**2,612**	2,852	(8)
Directories	**2,204**	1,986	11
Other	**191**	186	3
Total excluding divested operations	**38,080**	36,951	3
Divested operations**	**529**	639	
Total including divested operations	**38,609**	37,590	3
Personnel costs in % of total revenues	**48.7**	47.2	

* Including proportional number of persons at our 50% owned joint ventures.
** Claritas Europe is included in Divested operations.

with laws and regulations in the locations where we conduct business. The direct or indirect solicitation, offering or acceptance of bribes in any form is unacceptable. Employees must at all times avoid conflicts of interest between their private financial activities and their part in the conduct of company business.
Among our top 500 managers, approximately 40 nationalities are represented. Women account for 52% of all employees. The percentage of women in our current top 500 is 20%, while the percentage of women in our leadership programs for high potentials is 38%.

VNU endeavors to create a healthy and safe working environment. As part of this effort, we try to prevent occupational illnesses. We concentrate on minimizing travel risks, controlling work pressure and preventing Repetitive Strain Injury (RSI). These three issues have been identified as the potential work hazards most relevant to our business.

Human Resources

VNU remains committed to establishing and maintaining close links between every employee and the company, regardless of what they do and where they work.
We believe that we must forge especially strong ties with our executives, members of senior management and top emerging talent. As leaders of today and tomorrow, they will ensure the continuing success of VNU.

In 2002, VNU launched several Human Resources programs critical to helping the company achieve its business objectives. In 2003, the focus has been to "continue the momentum" and get traction on these key initiatives, maximizing the return on investment we have made in developing our talent. We remain selective in decisions to implement VNU-wide Human Resources practices and programs, choosing initiatives that contribute to our business strategy and build VNU's leadership talent.

A major focal point in 2003 was to continue building momentum for the ExecutiveLINKS programs, which were launched in 2002 to develop executive and management talent. In 2003, we delivered a series of ExecutiveLINKS programs aimed at VNU's top executives worldwide, including leadership development, performance planning and review, succession planning and executive compensation.

In 2004, a key priority is to measure the effectiveness of these ExecutiveLINKS programs and tools.
As implementation of these programs spreads, baseline data are being established. We will use this information to ensure that processes and programs are being



Employees
in %
Marketing Information
Media Measurement & Information
Business Information
Directories
Per group
6%
7%
22%
65%
Americas
Europe, Middle East and Africa
Asia Pacific
Per region
18%
46%
36%



Employee mix
in %
Male
Female
All employees
52%
48%
Male
Female
Top 500
20%
80%

implemented consistently and are useful to leaders throughout the organization.

VNU also continues to invest in its high-potential employees and top leaders through an emphasis on career management and leadership development programs. The focus in 2003 was to globalize the career management process and ensure that a robust program is in place worldwide that will identify, retain and develop VNU's future leaders. The specific goals of career management are to:

- Ensure the right people are in the right positions;
- Provide deep bench strength for each key leadership position;
- Retain top talent;
- Encourage cross business and cross functional moves that will build a pool of talent with broad business perspective and experience.

VNU's leadership development programs target all management levels of the organization to build global leadership capabilities. Each of the programs has similar objectives:

- Increase the knowledge and awareness of VNU's various businesses;
- Promote opportunities for synergies between business units;
- Develop broad general management skills and behaviors;
- Provide skills training in teamwork as a means to solve business problems;
- Gain knowledge to support career development at VNU.

Of particular note in 2003 was the launch of the North American Explorers Program. This program is for high potential employees who have been with VNU between two and five years. Explorers is a two-year program delivered through six different three-day modules in which employees work to solve real-world business problems. The first program was comprised of 21 participants, representing various business units in the U.S. and Canada. The program is similar to the European Leadership Entry Program.

In addition, VNU focused in 2003 on refining a Leadership Development Model that will provide a structural framework for developing leaders within the context of the evolving needs of the business. The model will lay out the strategic requirements for the leadership capabilities VNU wishes to create, develop, and sustain. This global model will be implemented in 2004 and has the flexibility to be adapted to suit regional, local and business-unit level requirements.

Through broad application of consistent programs and tools, VNU is committed to providing each of its business units with the world-class Human Resources support required to achieve their business goals and ensure alignment with, and the success of, the entire enterprise.

Corporate Governance

Corporate governance addresses the management of the company, its supervision and the accountability to shareholders and other stakeholders. VNU deems an adequate application of corporate governance to be in the interest of VNU and all its stakeholders, including its shareholders.

VNU is a so-called Naamloze Vennootschap (nv), an incorporated company, and is managed by an Executive Board under the supervision of a Supervisory Board. The Executive Board is responsible for strategy, portfolio policy, allocation of Human Resources and other means, and monitors the execution of VNU's policies. In performing its supervisory role, the Supervisory Board considers the interest of all parties involved in the company. The Supervisory Board submits the company's financial statements to the General Meeting of Shareholders.

Dutch Corporate Governance Code

In 2003, a new corporate Governance Code was drawn up in The Netherlands by the Corporate Governance Committee ("the Committee"). This Dutch Corporate Governance Code ("the Code"), replaces the 1997 report "Corporate Governance in The Netherlands; the Forty Recommendations" of the Peters Committee and applies to VNU.

The new Code has become effective as from January 1, 2004.

The Code is based on the principle accepted in The

Netherlands that a company is a long-term form of collaboration between the various parties involved. The Code contains the principles and concrete provisions, which the persons involved in a company (including members of the Executive Board and members of the Supervisory Board), and its stakeholders should observe in relation to one another.

The principles have been elaborated in the form of specific best practice provisions. These provisions create a set of standards governing the conduct of members of the Executive Board and the Supervisory Board (also in relation to the external auditor) and shareholders. They reflect the national and international "best practices" and may be regarded as an elaboration of the general principles of good corporate governance. Non-compliance is not in itself objectionable and indeed may even be justified in certain circumstances.

Effective January 1, 2005, listed companies will be required to disclose in their annual report whether, and if so why and to what extent, they do not comply with the best practice provisions of the Code (known as the "comply or explain" principle).

In line with the suggestion of the Committee, in this chapter we give a first indication of how VNU intends to apply the Code and what specific issues we envisage. During 2004 VNU will review the Code and establish the optimal application thereof for VNU. The contents of this indicative chapter on the corporate governance structure and policy of the company and the statement on observance of the best practice provisions present our current ideas and will be submitted for discussion in the forthcoming annual General Meeting of Shareholders.

VNU is positively disposed towards the Code and intends to comply with all principles and to comply with nearly all its best practice provisions. At the moment, we are reviewing those recommendations, currently not embedded in our policies. However, as a consequence of the international character of our company, VNU requires a few exceptions (as discussed below). Furthermore, as the Committee has acknowledged, existing contractual agreements between the company and individual members of the Executive Board cannot be set aside at will.

We will now discuss the five chapters of the Code and indicate which best practice provisions we, at present, do not intend to follow and why.

I. Compliance with and enforcement of the Code

VNU agrees with the best practice provisions.

II. Executive Board

VNU agrees with the best practice provisions regarding its role and procedure.
In line with the recommendation of the Committee, in principle, new Executive Board members will be appointed for a maximum period of four years. VNU's remuneration policy for Executive Board members is set out on page 117 of this Annual Report. We would like to make the following specific comments on some of the best practice provisions of the Code relating to remuneration:

1. Through 2003, VNU granted unconditional stock options to its Executive Board members vesting after two years. Commencing in 2004, options will only vest after three years. The number of options granted is entirely dependent upon the performance of VNU's share price in relation to the development of the share price of a peer group of nine other companies. See page 123 for a description of the grant procedure.
2. Best practice provision II.2.7 recommends that the maximum remuneration in the event of dismissal is one year salary (only the fixed component).
   VNU will apply this best practice provision. However, for U.S. members of the Executive Board applicable U.S. standards will apply. For members of the Executive Board residing in Europe, we will comply, but under special market conditions we could be required to apply the provisions in a different manner.
3. Commencing in 2004, the company shall not grant its Executive Board members any personal loans, guarantees or the like. However, the one existing loan agreement presently in place will not be changed.

VNU agrees with the best practice provisions for the determination and disclosure of remuneration.
In line with the principle of the Code on determination and disclosure of remuneration, VNU will ask for a resolution at the upcoming General Meeting of Shareholders for approval of a remuneration policy as set out on page 117 of this Annual Report, the stock

option plan and the executive equity participation plan. VNU agrees with the best practice provisions regarding conflicts of interest.

III. Supervisory Board

VNU agrees with the best practice provisions regarding its role and procedure.

Regarding the independence of the Supervisory Board, we would like to comment as follows. Best practice provision III.2.1 recommends that not more than one member of the Supervisory Board is not independent. However, during the period from January 1, 2004 through April 18, 2005, two members of the Supervisory Board (mr. J.L. Brentjens and mr. G.S. Hobbs) will have been members of the Executive Board of VNU within the past 5-year period. April 18, 2005 is the fifth anniversary of the retirement date of mr. J.L. Brentjens. Accordingly, VNU will be in compliance with best practice provision III.2.1 subsequent to that date.

Regarding expertise and composition of the Supervisory Board, best practice provision III.3.4 recommends that the number of individual memberships of supervisory boards of Dutch listed companies shall be limited to such an extent, that proper performance is assured. VNU endorses the importance of proper performance by the individual members of the Supervisory Board. The best practice provision recommends a maximum number of five such supervisory board memberships, for which purpose the chairmanship of a supervisory board counts double. This recommendation will be taken into account for new appointments and reappointments as of January 1, 2005. VNU agrees with the other best practice provisions regarding expertise and composition of the Supervisory Board.

VNU also agrees with the best practice provisions regarding the role of the Chairman of the Supervisory Board and the Company Secretary, as well as with the recommendations regarding the composition and the role of three key committees of the Supervisory Board. Within VNU, the Remuneration Committee and Nomination Committee are a combined committee.

VNU agrees with the best practice provisions regarding conflicts of interest.

IV. The shareholders and General Meeting of Shareholders

The Executive Board and Supervisory Board believe that a meaningful debate with our shareholders is fundamental to our corporate governance and will take such measures as to warrant optimal access and participation by shareholders.

Best practice provision IV.1.1 provides that the General Meeting of Shareholders may overrule a binding nomination for the appointment of executive and supervisory directors with an absolute majority representing at least one third of the company's share capital, or if such part of the share capital is not present at the meeting, an absolute majority in a second meeting regardless of what proportion of the share capital is represented by such majority. The current articles of association of VNU provide that the meeting of holders of priority shares shall make a binding nomination for appointments to the Executive Board and the Supervisory Board, which nomination can be overruled by the General Meeting of Shareholders with a two thirds majority of votes cast, representing at least one third of the issued share capital. VNU intends in 2005, and pending the expected amendment of Dutch legislation to comply. This year we adhere to our Articles of Association, that have been established by the General Meeting of Shareholders in 2002.

VNU has American Depositary Receipts of shares (ADRs) outstanding, which are traded over the counter in the United States and are fully voting. At this moment ADRs represent less than 1% of the issued share capital.

Regarding the provision of information to and logistics of the General Meeting of Shareholders we are going to review how to optimize such provision of information.

V. The audit of the financial reporting, the position of the internal auditor's function and of the external auditor

VNU agrees with the best practice provisions, regarding:

1. Financial reporting;
2. The role, appointment, remuneration and assessment of the functioning of the external auditor;
3. The internal auditor's function;
4. The relationship and communication of the external auditor with the Supervisory Board and the Audit Committee of the company.

To the extent best practice provisions are not embedded in our policies, we will review application thereof in the upcoming year on the basis of the above. The others will be implemented in an orderly manner over time.

Business Control

Good corporate governance, transparency in financial reporting and integrity of management are crucial to VNU's success. To ensure optimal compliance with these principles, in 2003 we constituted a team named "Preventure" to strengthen VNU's Business Control Framework throughout the company. This Business Control Framework is the entire set of processes designed to provide assurance with respect to the reliability of financial reporting, the effectiveness and efficiency of operations and compliance with applicable laws and regulations. This framework will also ensure that VNU complies with new international standards on corporate governance such as the Dutch Corporate Governance Code and the U.S. Sarbanes-Oxley Act.

Auditors' Independence Policy

Our independence policy requires VNU's external auditor, Ernst & Young Accountants, to be independent in accordance with the independence rules of the Dutch accountants organization NIVRA, the U.S. Securities and Exchange Commission (SEC), the provisions of the Sarbanes-Oxley Act and the European Commission Recommendation on Statutory Auditor's Independence in the EU. These rules and recommendations are based on the principle that an auditor must be independent of the audit client, both in act and in appearance.

Annually, our external audit firm discloses to VNU's Audit Committee, in writing and to the best of its knowledge, all relationships between the audit firm and VNU nv that in its opinion may reasonably be thought to bear on its independence. Our external audit firm will confirm, also on an annual basis and in writing, that it is independent of VNU within the meaning of the applicable laws and regulations. A full description of VNU's Auditor's Independence Policy is available on our corporate website.

Investor Relations Policy

Our Investor Relations policy includes information on VNU's internal guidelines for communication with financial analysts and investors. It also deals with issues such as the prompt release of "price sensitive" information, the full disclosure of material information to the public and prohibitions against selective disclosure, the treatment of market rumors and our silent periods. The policy clearly defines the Investor Relations responsibilities within the Executive Board and lists designated spokespersons. A full policy description is available on our corporate website.

Rules on Inside Information

VNU believes that clear internal rules and strict compliance with those rules will enhance the company's reputation with its stakeholders. VNU applies rules on trading in VNU securities to members of the Executive Board, members of the Supervisory Board, designated persons among managers and supervisory directors of major subsidiaries, members of the Workers Councils, certain other employees and certain other persons. These rules comply with existing Dutch laws and regulations, they are based on the model issued by the VEUO (Dutch Association of Issuing Companies) and they have been filed with the AFM (Authority for the Financial Markets in The Netherlands). The rules include provisions for, among other things, so-called closed periods and certain transaction notification requirements. CFO and Executive Board member mr. F.J.G.M. Cremers is VNU's Compliance Officer.

Risk Profile

As a global company, VNU faces market risks, financial risks and technological risks, among others. In recent years, we have endeavored to reduce our major market risks by transforming VNU from a publishing company with a narrow geographic scope and a heavy reliance on economically sensitive advertising revenues into a global provider of "must have" marketing, media and business information. As a result, our sources of income have become more predictable and our results are less affected by cyclical fluctuations. This section aims to give insight into the principal risks facing our business and the way these risks are managed.

Exposure to Cyclical Markets

Our advertising revenues depend on general economic conditions and are therefore cyclical. However, their volatility varies by product and by industry segment. Recruitment advertisements in our trade publications are highly cyclical, display advertisements in our trade publications are less so, while the effect of the economic cycle on our directory advertisements is even more limited. In 2003, approximately 8% of total revenues, excluding the less-cyclical Directories group, was derived from the sale of advertising. In 1998, this percentage was 32%. Recruitment advertising declined from 7% of total revenues in 1998 to 1% in 2003. Recent negative, cyclical market conditions in these areas have been partly offset by the more recession-resilient trade shows and conferences of the Business Information group. Exhibitors rarely give up their floor positions at important events, and attendance at these events is fairly predictable.

Risks of International Markets

There are certain risks inherent in doing business in international markets. These include, among others:

Difficulties in finding appropriate international licensees and establishing joint ventures with international partners – Part of our business is conducted through joint ventures and licensing. For example, the Directories group operates in certain markets through joint ventures with the main national telecommunications service providers, who normally provide the data contained in the directories.

Uncertain access to external data sources – We need data from, among others, consumer products retailers and telephone companies to conduct our business. Without the acquisition of their data, we cannot deliver information, analysis and knowledge to our clients. VNU's access to external data is influenced by specific laws, regulations and directives in each of the countries in which we operate. Among these, laws and regulations regarding data protection, databases and defamation are particularly relevant.

Technological circumstances – Our growth depends to a large extent on our ability to generate and implement a stream of relevant improvements to our products. Expansion of our business activities using technologies such as the Internet and metering technologies to measure media audiences poses a variety of challenges and risks, including changing technology, new product development and continued growth of Internet use.

Difficulties in staffing and managing multinational operations – VNU's performance requires that it has the right caliber of managers in place. We must compete in the labor market for capable recruits and train the ones we hire in the skills required for our business.

Managing restructuring and reorganization programs – These major efforts require considerable management time and can interrupt normal business operations.

Economic conditions, including stock market developments – The economic conditions in the countries in which we operate have a strong impact on our growth possibilities. Adverse stock market developments may negatively affect assets in our pension funds, causing higher pension charges.

Public restrictions on the repatriation of funds – Laws and public regulations may prohibit the repatriation of funds available.

Potentially adverse tax consequences – VNU is in dispute with tax authorities at various locations. While the outcome cannot be predicted with certainty, we believe that the final outcome will not materially affect the consolidated financial position, but could affect the timing of tax payments.

In addition, as a multinational group, VNU's businesses are exposed to varying degrees of risk and uncertainty related to other factors including competitive pricing, consumption levels, physical risks, terrorism and economic, political and social conditions in the markets and communities in which we operate. All of these risks could materially affect the group's business, revenues, operating income, net earnings, net assets and liquidity.

In this respect we refer to the long-standing lawsuit brought against VNU's subsidiary ACNielsen by Information Resources, inc (IRI). The discussion of the contingent liabilities can be found in the Notes to the Consolidated Balance Sheet on page 98.

Risks of Financial Instruments

VNU's principal financial instruments, other than derivatives, consist of common shares, public bonds, private loans, bank loans, credit facilities, convertible bonds, debentures, operational leases, cash and other investments. The main purpose of these financial instruments is to provide adequate financing for our operating activities and to optimize cash management. Furthermore, we employ additional financial instruments such as foreign currency contracts, trade receivables and trade payables.

VNU also enters into derivative transactions, mainly interest-rate swaps, cross-currency swaps and forward-rate agreements. The purpose of these transactions is to manage the interest rate and currency risks of our assets and revenues vis-à-vis our sources of financing.

For a detailed discussion of the financial risks, we refer to the Notes to the Consolidated Balance Sheet on page 90.

Other

It is VNU's policy to have our activities and assets well-covered by reputable, creditworthy insurance companies.

In 2003, we started a program to ensure optimal Business Continuity Planning. We will continue with this program in 2004.

Report of the Supervisory Board

To the General Meeting of Shareholders of VNU nv.

The financial statements of VNU nv as made by the Executive Board for the year ended December 31, 2003 have been audited by Ernst & Young Accountants, who have issued an unqualified audit opinion. The Audit Committee of the Supervisory Board has discussed these financial statements in a meeting where Ernst & Young Accountants were present.

The Supervisory Board recommends that at the General Meeting of Shareholders, the 2003 financial statements be adopted accordingly. The General Meeting of Shareholders is also recommended to approve a dividend of EUR 0.45 per priority share, EUR 0.64 per 7% preferred share (which has already been paid as an interim dividend) and of EUR 0.55 per common share of which an interim dividend of EUR 0.12 has already been paid.
The final dividend of EUR 0.43 still payable, will, if the shareholders so desire, be paid in shares in a ratio to be determined later. This dividend proposal is in the framework of the Dividend and Reservation Policy, that is also an item on the agenda of the General Meeting of Shareholders.

As separate agenda items, we recommend the General Meeting of Shareholders to discharge the Supervisory Board and the Executive Board of their supervisory and management responsibility in 2003, as far as they relate to the financial statements, the Annual Report including comments and the other information provided herewith.
The Supervisory Board notes that net earnings per share declined by 25% as a result of a strong euro, reorganization charges and a book loss of a divestiture. However, excluding these items cash earnings per share increased by a healthy 9%.

For their dedication, we express our thanks to the Executive Board, management and all employees of the company.

The Supervisory Board regularly held deliberations throughout 2003 with the Executive Board. Of six meetings in total, one was held in the United States. The Audit Committee held three meetings. The Remuneration and Nomination Committee also met several times. The Audit Committee consists of messrs. P.A.F.W. Elverding (Chairman), J.L. Brentjens and A.G. Jacobs, who is the financial expert of the Supervisory Board. The Remuneration and Nomination Committee consists of messrs. F.L.V. Meysman (Chairman), A.G. Jacobs and R. Dahan; this committee discussed the remuneration of the Executive Board members as given in this Annual Report.

The meetings of the Supervisory Board enjoyed a rate of attendance of nearly 100% over 2003.

VNU's top management structure was a major point of attention for the Supervisory Board.

The performance of the individual groups were also discussed regularly. Additional subjects of discussion were budgets, monthly-, quarterly-, half-yearly- and yearly results, financial statements and the Annual Report.

Considerable attention was also devoted to Human Resource policies and in particular to management development, structure of remuneration and succession planning in light of continuing internationalization.
The Supervisory Board also discussed strategy and risks of the company and the report by the Executive Board of the internal risk management and control systems and their developments.
In addition the Supervisory Board devoted its attention to VNU's portfolio, the financing of the company in general and its rating with Credit Agencies.
The Supervisory Board also discussed its own performance, composition and profile, the performance of its individual members, its relationship to the Executive Board and the composition thereof. It performed a review of the Executive Board and its members.

The articles of association of VNU nv reflect our present structure; they have been applied now satisfactorily since February 2003 when the decision of the General Meeting

of Shareholders of 2002 to adapt the articles was implemented, and the so-called Structuurregime was abolished. The Supervisory Board together with the Executive Board extensively discussed the corporate governance of VNU in light of the Code issued by the Dutch Corporate Governance Committee on December 9, 2003. VNU has worked hard to review its position vis à vis the principles and best practices issued by the Code. VNU generally agrees with the principles and best practices outlined by the Corporate Governance Committee.
The result of these discussions features in the special section on corporate governance of this Annual Report on pages 37 to 40 included.

VNU intends to implement its application of the Code in due time before the General Meeting of Shareholders that is scheduled for April 19, 2005.

Mr. J.L. Brentjens and mr. P.A.F.W. Elverding whose terms of office expire in 2004 have been recommended for reappointment as per April 20, 2004.

In 2005 no regular terms of office of members of the Supervisory Board are scheduled to expire.

Supervisory Board
Haarlem, March 9, 2004

Financial performance

Operating margin*

IN %


16.6
2003
17.4
2002
16.7
2001
20.7
2000
20.3
1999

Total revenues and income*

x EUR MILLION


total revenues
operating income
cash earnings
net earnings
130 382 643 3,882
2003
170 452 746 4,275
2002
15 416 806 4,825
2001
222 407 701 3,385
2000
247 320 570 2,809
1999

Per common share*

x EUR 1


dividends
cash earnings
0.55 1.51
2003
0.55 1.83
2002
0.52 1.73
2001
0.52 1.78
2000
0.48 1.65
1999

Highest and lowest market price

x EUR 1


high
low
80
70
60
50
40
30
20
10
78.30
52.31
58.45
38.25
29.30
45.28
30.37
26.16
17.84
18.89
1999
2000
2001
2002
2003

Share price development

x EUR 1


VNU
AEX (rebased)
DJ Euro Media (rebased)
60
50
40
30
20
10
2001
2002
2003

* For the years 2001 and before these data have not been adjusted for the reclassification of the extraordinary items.

Report of the Executive Board

Financial Performance

VNU performed at the high end of its expectations as expressed in our half-yearly results release of August 2003, despite difficult global economic conditions. Our results offer further evidence that our strategy of realigning the company's portfolio around more recession-resilient information businesses with more reliable revenue streams, was the correct one. Even in difficult economic times, our information and analysis are indispensable for our clients.

VNU continued to deliver healthy underlying results, led by strong performances from Marketing Information, Media Measurement & Information and Business Information's trade show businesses. These businesses continue to grow, as global demand for their business-critical services remains strong. Our market and media research activities, including ACNielsen and Nielsen Media Research, accounted for more than 70% of total revenues and almost 60% of operating income. Among our groups, Media Measurement & Information showed substantial margin improvement.

Results in both the publishing part of our Business Information group and in the Directories group were weaker, as these activities continued to be affected by a downturn in advertising markets worldwide. Advertising revenues at constant currencies of the Business Information group declined by approximately 20% in Europe and by approximately 8% in the U.S. However, operating results of our Business Information activities in Europe improved, particularly as a result of continued cost controls.
Revenues and underlying operating results (excluding a reorganization charge and costs associated with the launch of White Pages in The Netherlands) of the Directories group declined slightly, due to the difficult economic circumstances in its European home markets.

On a reported basis, our results were negatively impacted by the weakness of the US dollar against the euro (the dollar depreciated on average 17%), by reorganization charges in the Marketing Information and Directories groups and by a book loss on the Claritas Europe divestiture. However, on an underlying constant-currency basis, we maintained our growth momentum. Reported results were also impacted by investments in the future growth of our company, especially in Marketing Information and Directories. While these investments will have some negative impact on short-term margins, they are necessary if we are to maintain our competitive advantage and ensure our leadership positions over the long term.

During 2003, VNU focused on future organic growth by developing new products and value-added services and solutions that integrate information from across VNU or leverage new technologies. Corporate integration, process improvements and operational streamlining are key drivers of improved business performance. We are making substantial progress in our efforts to improve efficiency, reduce costs, divest non-core operations and enhance long-term margins.

The table below shows the underlying organic growth in total revenues and operating income per business group.

Change in total revenues, operating income and organic growth*	**Change in total revenues**	**Organic growth total revenues**	**Change in operating income**	**Organic growth operating income**
Marketing Information	(6%)	6%	(25%)	2%
Media Measurement & Information	(10%)	5%	5%	25%
Business Information	(18%)	(6%)	(11%)	9%
Directories	1%	(1%)	(10%)	(6%)
Total VNU	(9%)	3%	(14%)	8%

* Excluding Claritas Europe and reorganization charges for Marketing Information and Directories.

Calculation of cash earnings (per share) AMOUNTS X EUR 1,000	2003	2002
Net earnings	**129,952**	169,671
Goodwill amortization and impairment charges in statement of earnings	**255,257**	286,364
Goodwill amortization included in net earnings of associates	**2,142**	–
Adjustment for goodwill amortization included in minority interests	**(5,707)**	(3,800)
Cash earnings	**381,644**	452,235
Dividend on preferred shares	**5,694**	5,694
Basis for calculation of cash earnings per share	**375,950**	446,541
AMOUNTS X EUR 1		
Cash earnings per share	**1.51**	1.83
Cash earnings per share at constant currencies*	**1.99**	
Average number of common shares outstanding x 1,000	**249,246**	243,994

* Excluding 2003 reorganization charges and the Claritas Europe book loss.

Cash Earnings

VNU deems cash earnings (earnings before goodwill amortization and impairment charges) the best indicator to reflect the performance of the company's normal continuing operations and its capacity to generate cash. VNU focuses on this cash earnings figure and not on items that are not directly related to our operations.
In 2003, cash earnings decreased to EUR 382 million from EUR 452 million, while cash earnings per share (CEPS) decreased by 17% to EUR 1.51 from EUR 1.83. Both amounts reflect a significant impact from the decline in the US dollar exchange rate against the euro, our reporting currency. This decline reduced CEPS by 13%. Reorganization charges of EUR 33 million in the company's Marketing Information group and of EUR 10 million in the Directories group, together lowered CEPS by 6%. A book loss of EUR 32 million on the divestiture of Claritas Europe had a negative impact on CEPS of 7%. Excluding these three items (currency effect, reorganization charges and book loss), CEPS would have been EUR 1.99, an increase of 9%, which is at the high end of the guidance of 6% to 9% as expressed in our 2003 trading update. The average number of common shares outstanding increased by 2% to 249 million.
Net earnings declined to EUR 130 million from EUR 170 million. Excluding the three items mentioned above, net earnings increased to EUR 192 million.
The calculation of cash earnings (per share) is detailed in the table above.

Dividends

At the General Meeting of Shareholders to be held on April 20, 2004, the Board will propose maintaining the total annual dividend at EUR 0.55 per common share (the same level as in 2002), of which an interim dividend of EUR 0.12 per share was already paid in August 2003. Shareholders may elect to receive the final dividend of EUR 0.43 per share in common shares. The total number of shares necessary to obtain one new common share will be fixed on the basis of the average final market price during the last three days of the period in which shareholders can make their choice between cash or shares. The value of the final dividend in shares will approximate as closely as possible the value of the final cash dividend. The final dividend will be payable on May 6, 2004.

Change in Reporting of Associates

During the first half of 2003, the company changed the presentation of equity in net earnings of associates, in line with applicable accounting and reporting principles. Our share in net earnings of associates is now presented on a separate line in the statement of earnings. This concerns those associates in which we can exercise significant control and for which equity accounting on the basis of our accounting policies is applied.

Total operating income (AMOUNTS X EUR 1,000)	2003	2002
Operating income of subsidiaries	**642,868**	745,842
Equity in operating income of associates	**16,591**	19,469
Total operating income before goodwill amortization and impairment charges	**659,459**	765,311

Formerly, we presented our share in operating income of associates separately as part of total operating income. In addition, our share in goodwill amortization and impairment charges, interest income, interest expense and income taxes of these associates were included in these respective categories. This change had no impact on reported total revenues, net earnings or cash earnings. Full year 2002 figures have been restated accordingly.

For comparative purposes, details of total operating income based on the former presentation are presented in the table above.

Revenues and Results

Operating income (excluding VNU's share in operating income of associates) decreased by 14% to EUR 643 million from EUR 746 million. This decrease was mainly the result of the weak US dollar, reorganization charges in the Marketing Information and Directories groups, amounting to EUR 43 million and the book loss as a result of the disposal of Claritas Europe of EUR 32 million. Operating income also was negatively affected by higher pension costs and higher U.S. medical insurance costs. Compared with 2002, underlying operating income on a constant currency basis increased by 6% to EUR 793 million from EUR 746 million.

As a result of weakness in the US dollar versus the euro, but also as a result of the EUR 32 million book loss related to the disposal of Claritas Europe, total revenues decreased by 9% to EUR 3,882 million from EUR 4,275 million. However, on a constant-currency basis and excluding the book loss, total revenues increased by 2% to EUR 4,359 million. The excellent performance of the Marketing Information and Media Measurement & Information groups largely offset lower revenues from the Business Information and Directories groups.

Included in 2003 operating income were three meaningful items of an incidental nature, which on balance had a negative impact of EUR 75 million. These items are provisions for reorganization of the Marketing Information and Directories groups amounting to EUR 33 million and EUR 10 million respectively and a book loss of EUR 32 million as a result of the disposal of Claritas Europe.

Operating income expressed as a percentage of total revenues (operating margin) decreased to 16.6% from 17.4% in 2002, but increased to 18.2% on an underlying basis.

Performance by Business Group

The table opposite shows total revenues and operating income (excluding operating income of associates) of VNU's business groups in 2003 and 2002. Total revenues and operating income of Claritas Europe in 2003 and 2002 are presented in Divested operations, including the book loss on the divestiture.

Acquisitions and Divestitures

In 2003, VNU invested EUR 104 million in acquisitions compared with a 2002 total of EUR 326 million. Included in this amount was a payment in the first half of 2003 with respect to certain legacy tax liabilities of Nielsen Media Research, which were in existence at the time of its acquisition by VNU. As a result, Nielsen Media Research increased the cash amount of its earlier net payment, and VNU treated this additional amount as a post-acquisition payment, for which a provision was recorded at the date of acquisition.

Our most important acquisition in 2003 was the purchase in July for USD 24 million of an additional 56% interest in Pagini Aurii, the leading telephone directory company in Romania, which increased our stake to 84% from 28%.

Performance by Business Group AMOUNTS X EUR MILLION	Total revenues 2003	Operating income 2003	Total revenues 2002	Operating income 2002
Marketing Information	**1,765**	**193**	1,881	258
Media Measurement & Information	**929**	**197**	1,032	188
Business Information	**636**	**95**	775	107
Directories	**492**	**211**	489	235
Other	**12**	**(14)**	–	(38)
Total excluding divested operations	**3,834**	**682**	4,177	750
Divested operations*	**48**	**(39)**	98	(4)
Total including divested operations	**3,882**	**643**	4,275	746

* Total revenues, operating income and the book loss on Claritas Europe (deducted from total revenues).

During the first half of 2003, VNU divested its 35% interest in Independent Media Holding bv, the largest publisher of consumer magazines in Russia, which was part of the company's former Consumer Information group, to the remaining shareholders. In early January 2004, we completed the sale of Claritas Europe to Acxiom Corporation for EUR 33 million.

Capital Expenditures and Depreciation

In line with our 2003 trading update guidance, investments in property, plant, equipment and software amounted to EUR 209 million in 2003 compared with EUR 198 million in 2002. Marketing Information and Media Measurement & Information accounted for approximately 84% of total capital expenditures in 2003. These investments were necessary to develop and install the technology we need to enhance the collection and processing of marketing information, and to develop new systems for measuring radio, television and Internet audiences in response to advances in digital broadcasting and other emerging media technologies. All of the above are required to fuel future top-line growth.

Total capital expenditures of the Marketing Information group decreased by approximately 14% compared with 2002. Despite this decrease, mainly due to the lower US dollar rate, the Marketing Information group continued to invest in software and systems for a new production platform ("data factory") that will further enhance and expand Retail Measurement services in Europe.

In Media Measurement & Information, capital investments increased despite the lower US dollar exchange rate. Investments in 2003 were mainly related to the development of new metering technologies for measuring television audiences, particularly the next-

Capital expenditures and depreciation AMOUNTS X EUR MILLION	Capital expenditures 2003	Depreciation 2003	Capital expenditures 2002	Depreciation 2002
Marketing Information	**79**	**77**	92	73
Media Measurement & Information	**96**	**51**	78	60
Business Information	**4**	**8**	4	9
Directories	**10**	**5**	4	5
Other	**20**	**12**	20	13
Total	**209**	**153**	198	160

generation in metering (the Active/Passive Meter), the introduction of Local People Meters in the United States and the purchase of equipment for the data factory in Florida. These investments by Nielsen Media Research are contributing to the strong organic revenue growth of this group.

Depreciation amounted to EUR 153 million compared to EUR 160 million in 2002.

Intangibles

The 2003 financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as determination of the amortization and impairment charges as used in the financial statements from the previous three years. In accordance with Dutch accounting guidelines, all intangible fixed assets are to be amortized as of 2001. By comparison, effective July 2002, in the United States, the current accounting standard no longer permits goodwill amortization unless it relates to the annual impairment tests.

In 2001, the International Accounting Standards Board (IASB) initiated the Business Combinations project aimed at convergence of International Accounting Standards with the accounting standards in the United States. The IASB issued an exposure draft in December 2002. A final standard is expected to be issued in the first quarter of 2004. Considering these developments, VNU has decided to maintain its current accounting principles for 2003, because we believe that consecutive changes in our policy for intangibles will not improve the reader's understanding of our financial statements.

Following Dutch guidelines in 2003 would have led to additional amortization of publishing rights of EUR 101 million, which also would have entailed longer terms for amortization than 20 years now required under our current goodwill amortization policy. This item has no impact on cash earnings per share, which is the most important benchmark used by VNU.

As announced on December 16, 2003, in connection with the annual impairment tests on publishing rights and goodwill, an impairment charge of EUR 35 million has been recorded, principally due to the decline in advertising revenues from trade magazines in the Business Information group. This additional amortization does not affect VNU's cash earnings or cash earnings per share.

International Financial Reporting Standards (IFRS)

All publicly listed European companies will have to report in accordance with the International Financial Reporting Standards (IFRS) for their financial years starting on or after January 1, 2005.

In 2003, VNU initiated a study into the differences between IFRS and current Dutch accounting principles (Dutch GAAP) and into the consequences of this change for our processes and procedures. Based on this analysis, we are issuing guidelines regarding the implementation of IFRS in all countries were VNU is active. We have not finalized this analysis, but current results indicate that, under IFRS and taking into account the standards issued until this moment, VNU will have to modify its accounting principles for business combinations, intangible fixed assets, option plans, financial instruments, pensions and other employment benefits and impairment. We are currently studying the impact of IFRS on other items of our financial reporting. At this moment, it is not possible to indicate what result, on balance, the forthcoming changes will have on VNU's financial statements.

Financial Reporting Upgrade

As a result of the major acquisitions VNU has consummated in recent years, the company is now faced with a multi-layered process for financial consolidation and reporting that utilizes various financial systems. At the same time, internal and external developments (for example, the IFRS and new rules in The Netherlands on corporate governance) are causing an increase in both the amount and complexity of the demands on the management information function. To meet this challenge, at the end of 2002 the company started a project (Avenue), which aims to improve the quality, consistency and efficiency of the management information function, while lowering its costs. The implementation of these improvements is planned for 2004.

Finances

In May 2003, VNU placed GBP 250 million of Sterling securities, which are structured as a 7-year Sterling bond with a coupon of 5.625% per annum. The notes are senior unsecured securities, issued under VNU's Euro Medium Term Note Program. The proceeds have been used to refinance existing debt and for general corporate purposes.

Credit statistics improved strongly in 2003. At year-end, cash and cash equivalents amounted to EUR 489 million, resulting in a net debt position of EUR 2,958 million, down from EUR 3,526 million at the end of 2002. EUR 309 million of the net debt decreased as a result of the lower US dollar. At December 31, 2003, total gross interest-bearing debt amounted to EUR 3,447 million. Short-term debt increased by 18% to EUR 440 million from EUR 374 million, which is well below the total of EUR 740 million of unused, committed stand-by credit arrangements.

In line with our 2003 trading update guidance, net interest expense decreased substantially to EUR 139 million from EUR 161 million in 2002, as a result of the reduction in net debt to EUR 2,958 million from EUR 3,526 million.

In line with our 2003 trading update guidance, on a reported basis, the interest coverage ratio of EBITDA/net interest, which is of importance in evaluating VNU's financial strength and which is defined in some of VNU's loan documentation, amounted to 5.7 in 2003. The underlying interest coverage ratio (excluding the book loss on Claritas Europe and excluding reorganization charges) amounted to 6.3. This improvement over the 2002 coverage ratio of 5.6 is the result of our improved financial position in 2003. A minimum ratio of 3.0 has been agreed with our lenders. VNU has not committed to any other material covenants. Going forward, the target for this ratio will be in a range between 6.0 to 8.0, which is more stringent than the range for the previously defined interest coverage ratio.

The ratio of shareholders' equity compared with the balance sheet total, including current liabilities, was 43%. Including subordinated debt, this ratio amounted to 45%.

VNU reduced the amount of outstanding convertibles due in 2006, by approximately EUR 180 million as the company bought back these convertibles in the open market during 2003.

VNU debt is rated BBB+ by Standard & Poor's, and Baa1 by Moody's. Both ratings agencies have assigned "negative outlook" to the company's rating.

As a result of the lower US dollar exchange rate, cash flows from operations of subsidiaries only slightly increased by EUR 25 million to EUR 868 million.

Our effective tax rate adjusted for non tax-deductible goodwill amortization and impairment charges amounted to 27%, equal to 2002. Excluding the book loss from the sale of Claritas Europe, our effective tax rate amounted to 25%. The lower effective tax rate in 2003 was mainly due to the release of a provision for tax exposures. The effective tax rate is calculated as income taxes expressed as a percentage of earnings before income taxes plus non tax-deductible goodwill charges. At the end of 2003, on balance we did not value net operating loss carry-forwards and temporary differences amounting to approximately EUR 650 million.

Shareholders' equity decreased to EUR 4,066 million from EUR 4,587 million (before appropriation of net earnings), mainly as a result of the lower US dollar.

Pensions

The financial position of our defined benefit plans, remained fairly stable during 2003. The effect of the improved performance of global stock markets was partially offset by the effect of lower discount rates on the obligations.

Funding of the pension plans was kept at or above the levels required by local laws and regulations. The largest plan (a Dutch plan) had a funding ratio of 111% at December 31, 2003.

For a number of plans the accumulated benefit obligation exceeded the fair value of the assets at December 31, 2003. Consistent with our accounting principles, in the years through 2003, we have recorded an additional minimum liability of EUR 80 million (after tax), which was charged to equity. The net charge to equity (after tax) for 2003 is EUR 17 million (in 2002 this charge was EUR 74 million). This charge has no impact on our 2003 earnings and cash flows.


Revenues by Business Group*
x EUR MILLION
Marketing Information (excluding Claritas Europe)
total
retail measurement
consumer panel
customized research
other database services
2003 1,131 135 293 206 1,765
2002 1,238 148 326 169 1,881
2001 1,090 129 286 159 1,664
2000 213 213
1999 176 176
Media Measurement & Information
total
media measurement
internet measurement
entertainment information
media solutions
2003 681 36 138 74 929
2002 743 35 168 86 1,032
2001 712 36 147 97 992
2000 556 18 98 112 784
1999 89 76 129 294
Business Information
total
trade shows
advertising
other activities
2003 198 284 154 636
2002 222 365 188 775
2001 212 488 226 926
2000 111 573 227 911
1999 48 431 166 645
Directories
total
printed directories
online activities
2003 455 37 492
2002 466 23 489
2001 426 15 441
2000 429 4 433
1999 411 3 414
Total VNU
total
Marketing Information
Media Measurement & Information
Business Information
Directories
Other
2003 1,765 929 636 492 60 3,882
2002 1,881 1,032 775 489 98 4,275
2001 1,664 992 926 441 802 4,825
2000 213 784 911 433 1,044 3,385
1999 176 294 645 414 1,280 2,809

* For the years 2001 and before these data have not been adjusted for the reclassification of the extraordinary items.

Marketing Information

Total revenues	– 6%	+ 6% organic	EUR 1,765 million (from EUR 1,881 million)
Operating income	– 25%	+ 2% organic*	EUR 193 million (from EUR 258 million)
Operating margin	– 90 basis points		13% (from 14%)
FTE's	+ 2%		24,699 (from 24,115)

* Excluding a EUR 33 million reorganization charge.

Market

- global market for marketing and opinion research is EUR 15 billion (source: ESOMAR)
- retailer and manufacturer consolidation continues
- growth of non-traditional channels such as convenience stores and club stores
- expansion of modern trade in developing countries
- increasing demand for insights beyond the data
- top players in the industry: VNU, TNS/NFO, IMS Health, Kantar group (WPP), IRI

Business update

- reorganization to realize savings and invest in future growth (North America)
- new data factory and client service model (Europe)
- leverage European practices and experience into U.S.
- expand global consumer panel
- client wins and market share gains

Strategic focus

- evolve from data provider to value-added partner
- provide more detailed information on consumers and markets for more effective marketing decisions in increasingly complex global markets
- strengthen client relationships through delivery of value added insights and services across manufacturing and retail industry
- increase focus on retailers as an increasingly important business client

VNU Marketing Information group achieved solid organic revenue growth across all regions, while operating results (excluding a reorganization charge) on the same basis showed a limited growth due to investments in future growth. Total revenues and operating income of Claritas Europe in 2003 and 2002 are not presented in Marketing Information, but in divested operations, including the book loss on the divestiture.

Total revenues of the group showed organic growth of 6% in 2003. Especially the Americas and Europe performed at the high end of our guidance, in line with our previous guidance of 5% to 7%. ACNielsen's organic revenue growth amounted to 7%.

Organic growth of operating income, excluding a reorganization charge, however, was limited year-on-year, mainly due to investments made to accelerate future growth and improve operating efficiency, along with higher pension and medical insurance costs. Operating income of EUR 193 million declined EUR 65 million, due to the impact of the weak US dollar, a reorganization charge for the project Atlas business-improvement program and investments in future growth including product-development costs and start-up expenses for new clients. Excluding the reorganization charge, the group's operating margin amounted to 13%, in line with our 2003 trading update guidance (excluding Claritas Europe).

Project Atlas

In 2003, VNU launched project Atlas, a multi-year business improvement program in Marketing Information that is designed to enable the group to better meet client needs, improve operational efficiency, accelerate revenue growth through the introduction of new products and services and increase margins. Primarily concentrated on the group's North American operations, project Atlas will build on the successful Operation Leading Edge program in Europe to further strengthen ACNielsen's value proposition. Additional Atlas activities will streamline key operational practices to enhance quality and lower production costs, create a more streamlined and state-of-the-art technology platform and leverage VNU's global purchasing power to achieve cost efficiencies.

In 2003, VNU took a one-time reorganization charge of EUR 33 million for this project, mainly to cover severance costs. Over a three-year period, Marketing Information will reduce its work force by more than 700 full-time employees, part of which will come from natural attrition. Of the reorganization charges, EUR 4 million was spent in 2003 on a one-time strategic assessment of the Marketing Information group and on the development of plans related to project Atlas.

Growth investments

To further strengthen the group's market position, create new platforms for accelerated revenue growth and substantially improve margins, in 2003, the Marketing Information group launched a number of important initiatives, including a plan to more than double the size of its U.S. Homescan consumer panel. The panel expansion responds to growing client demand for more detailed information about consumer behavior in a wider variety of retail channels, more granular information about narrowly defined population segments and better information on emerging product categories. This MegaPanel expansion from 61,500 to approximately 125,000 households in the U.S. will be completed during 2004 and 2005.

During 2003, the Marketing Information group also invested in start-up activities for new clients, particularly Procter & Gamble, which awarded ACNielsen its U.S. retail measurement and consumer panel business under a five-year contract.

Margin improvement

As a result of these initiatives and investments, as well as other actions, the Marketing Information group's margin (13% in 2003, excluding a reorganization charge) is expected to be around 12% in 2004, including the impact of the expansion of the U.S. consumer panel, which will reduce the margin by approximately 0.5%. However, we are confident that the gradually declining costs and increasing benefits connected to these initiatives, will longer term (2006) lead to an operating margin of 15% or more.

Portfolio evaluation

In January 2003, VNU announced its intention to explore strategic options for ACNielsen's Customized Research business in Europe and Claritas Europe, including the possible sale of these businesses. Claritas Europe, a non-strategic business that operates in seven European countries, was sold to Acxiom Corporation on January 5, 2004 for EUR 33 million, resulting in a book loss of EUR 32 million. Alternatively, management determined that shareholder interest is best served by retaining the European Customized Research business, which conducts qualitative and quantitative research activities across a wide spectrum of industry sectors.

Improved organization

In 2003, VNU announced a new organizational structure for the Marketing Information group designed to improve global coordination and efficiency, address client demand for new capabilities and create a better platform for accelerated profitable growth. Effective January 1, 2004, the group was reorganized into two arms: ACNielsen, the world's leading marketing information provider, and a new entity, VNU Advisory Services, that is charged with developing integrated information services that deliver advanced business solutions for clients. The new unit includes Spectra,

Breakdown of total revenues

Per activity		Per region	
retail measurement services	64%	Americas	49%
consumer panel research	8%	Europe, Middle East and Africa	37%
customized research	16%	Asia Pacific	14%
other services	12%		

Total revenues as % of total VNU


46%

Operating income as % of total VNU


28%

BASES, Market Decisions and Claritas, and will oversee the group's Modeling & Analytics services. The charter for VNU Advisory Services calls for it to integrate information and capabilities from VNU's portfolio of information assets to create higher-value solutions for clients, to identify opportunities to integrate appropriate third-party capabilities, and to develop opportunities to serve new industry verticals.

Net operating revenues

During 2003, Marketing Information achieved revenue growth at constant currencies in all regions in which it operates. This performance was led by Retail Measurement services, which grew 7%. Consumer Panel and Customized Research services showed slower growth, while Modeling & Analytics services grew as a result of strong performance in ACNielsen.

Development per region

Americas region

In the Americas, the Marketing Information group realized a revenue increase at constant currencies of 7%, resulting in considerable growth in operating income, driven by strong performances across the region.

ACNielsen North America

Despite a challenging economic environment, ACNielsen U.S. had a strong year and (excluding the reorganization charge) continued to grow revenue and operating income at constant currencies, driven by new clients, including Procter & Gamble, and increased penetration of services in the existing client base, partly offset by higher pension and medical costs.

ACNielsen U.S. began development of a new version of its Internet-based category management system, *Category Business Planner* (*CBP*), that will include significant enhancements over the first version. *CBP* is a system that enhances collaboration between retailers and manufacturers by providing both parties with sales information organized according to each retailer's unique category definitions. As part of the decision to develop the new service, in the first half of 2003, a write-off of EUR 8 million was recorded to cover previously capitalized software costs of the existing application. Together with NetRatings, a unit of the VNU Media Measurement & Information group, ACNielsen U.S. launched *Homescan Online*, a new service designed to improve the effectiveness of online marketing for consumer packaged goods marketers and web publishers. ACNielsen U.S. also worked with Spectra, BASES and the Modeling & Analytics group to integrate related capabilities and to create client-focused Centers of Excellence. The Centers of Excellence are built around five key client needs: new products, segmentation, in-store audit, price/promotion and marketing mix.

ACNielsen Canada delivered strong revenue growth in 2003, driven by favorable developments in Retail Measurement services and strong ad-hoc sales in Consumer Panel services. ACNielsen Canada and Spectra launched *Spectra Advantage Canada*, which brings Spectra's premier consumer segmentation and targeting tools to the consumer products industry in Canada for the first time.

ACNielsen Latin America

Despite a difficult economic environment in Argentina, Mexico and Brazil, ACNielsen Latin America had an excellent year, delivering both top-line and bottom-line organic growth in all countries. The growth was fueled by higher Retail Measurement sales as a result of expanded coverage in Brazil and Mexico and excellent Consumer Panel growth in Mexico, Chile and Columbia. Scanning-based Retail Measurement services were expanded in Brazil and new account-level shopping products were launched in the Consumer Panel in Mexico. Strategically important retailer services were enhanced through the introduction of a harmonized product portfolio for this client group.

BASES

BASES, the leading global provider of new-product forecasting services, based in the U.S., had modest revenue growth at constant currencies in 2003. Strong growth in Europe was offset by a small decline in the United States and Latin America, as clients postponed research projects due to economic circumstances. BASES continued to expand use of its innovative ePanel research technique, which employs the Internet to conduct testing of new-product concepts among representative panels of consumers. Use of the ePanel delivers significant cost savings without compromising data quality or forecast accuracy. Some 93% of research projects in the U.S. and 75% in Canada are now conducted through the BASES ePanel.

Claritas

In the Precision Marketing sector, Claritas in the U.S. generated good revenue growth at constant currencies versus last year. The revenue increase was driven by a strong renewal rate with existing clients and sales of new custom projects. In 2003, Claritas formed an advanced analytical services division called Integras, specializing in high-end market, location and customer analytics. Claritas also released a number of new software services and tools with enhanced analytical and customer segmentation capabilities.

Spectra

Excluding the impact of integrating its *TDLinx* business into ACNielsen U.S., Spectra increased its revenue at constant currencies compared with 2002 as a result of sales of new systems and ad-hoc projects. Spectra created a new Advanced Analytics group responsible for developing new consumer-centric analytic products and services.

Europe, Middle East and Africa region

In Europe, Middle East and Africa, operating results improved. Revenue at constant currencies increased 6%, mainly due to major client wins for ACNielsen Europe, including United Biscuits and Cadbury in the United Kingdom and Unilever in Germany.

ACNielsen Europe

Revenues and operating income in Europe grew satisfactorily. In ACNielsen Europe, sales of account-level Retail Measurement services increased significantly. These high-value services provide manufacturers with retailer-specific breakdowns of product sales and complement the standard market-level measurement. Following last year's turnaround, Germany continued to grow both revenue and profits. Turkey also performed well, despite continued economic difficulties in that country.

ACNielsen Europe's major restructuring program, Operation Leading Edge was completed early in 2003, yielding cost efficiencies and process improvements that made a significant contribution to overall operating results. Operating efficiency was further improved as good progress was made in the development of a shared service center to streamline transaction accounting and processing.

ACNielsen Europe continued its transition to a client-centric pan-European business model throughout the year with solid progress in three key areas:

- The move to an integrated "one business" organizational model was completed, including the implementation of common organizational practices and business processes that improve operating efficiencies;
- Skills development and retraining of all client-facing professionals intensified, with new client relationship management methodologies and practices now increasingly embedded in the business and clients recognizing the enhanced value of the service they receive;
- The development of Europe's harmonized data-management factory for its massive Retail Measurement databases moved in 2003 from design-and-definition into building-and-testing. The new factory will facilitate the delivery of new services that integrate multi-national information in Europe and provide critical capabilities that support the delivery of services that are tailored to the needs of distinct client segments. The first clients will begin the transition to these services in 2004.

ACNielsen Europe further enhanced its data factory capabilities through the acquisition of Axense, a developer of sophisticated business intelligence software that integrates information from multiple data sources to support better marketing decisions. ACNielsen also acquired M+M Eurodata to increase the scope, and strengthen the market position, of its Trade Dimensions retail trade directories business.

Claritas Europe

Prior to its divestiture as of January 5, 2004, Claritas Europe experienced weak conditions in some markets and competitive pressures that restricted its performance. Claritas Europe is principally a direct-mail industry support company with a different business model from Claritas in the U.S.

Emerging Markets

During 2003, ACNielsen Emerging Markets realized

MegaPanel – ACNielsen U.S.

Our MegaPanel – the expansion of the U.S. Homescan consumer panel from 61,500 to approximately 125,000 households – will be completed during 2004 and 2005.



Neal Campbell (Project Manager), Sharon Abish (Sr. Director, Marketing), Dawn Bailey (Sr. Project Manager), Carlos DeJesus (Sr. Manager, Panel Operations)

strong revenue and operating income growth at constant currencies. The Emerging Markets region includes Central and Eastern Europe (CEE), Russia, Central Asia, the Middle East, Pakistan and Africa. Revenue growth was driven by expansion of Retail Measurement services in CEE countries and Russia, including increased coverage of retail channels and product categories and the expansion of local-market measurement services to national markets. Customized Research continued to gain momentum in Emerging Markets, driven by proprietary services, including the *eQ* series for measuring brand and customer equity. Effective December 1, 2003 ACNielsen acquired full ownership in ACNielsen AMER, the leading market research company covering the Middle East and North Africa regions. Previously, ACNielsen held a 49% stake in the AMER business, which will continue to operate under the ACNielsen name.

Asia Pacific region

ACNielsen Asia Pacific achieved modest revenue growth at constant currencies despite significant economic pressures, the impact of the SARS epidemic and intensifying competition. Double-digit growth was recorded in Asia, where Retail Measurement services were enhanced by product and service improvements. Difficult economic conditions and the SARS epidemic held down client spending on ad-hoc Customized Research studies, resulting in modest revenue growth. The business mix in Customized Research continued to shift toward more profitable, proprietary ACNielsen products, which accounted for 31% of the region's Customized Research projects.
Operating income at constant currencies declined slightly, as strong growth in Asia was offset by intensifying competition, primarily in Japan and the Pacific region.

During the year, Retail Measurement services were expanded significantly in China and Japan to provide deeper channel and geographic coverage. In addition, Consumer Panel services were launched in various markets including Singapore and Indonesia and a national service was introduced in the Philippines. Customized Research continued to grow on the strength of well-accepted ACNielsen proprietary product offerings. The region launched two new proprietary products during the year: *Packs@Work* for conducting packaging tests and *DeltaQual* for qualitative research. In addition, Modeling & Analytics services enjoyed double-digit gains across the Asian markets, driven by the introduction of *ACNielsen Explorer*.

During 2003, go-to-market capabilities were enhanced through the introduction of consistent standards for all markets. Quality, cycletime and coverage improvements were made throughout the region. Product quality and delivery speed were further enhanced as a result of continuous improvement in the region's data platforms and operational processes. Asia Pacific also continued to convert major clients to web-based information delivery systems across all product segments.

Total revenues	**– 10%**	+ 5% organic	EUR 929 million (from EUR 1,032 million)
Operating income	**+ 5%**	+ 25% organic	EUR 197 million (from EUR 188 million)
Operating margin	**+ 300 basis points**		21% (from 18%)
FTE's	**+ 7%**		8,374 (from 7,834)

Market

- global market for marketing and opinion research is EUR 15 billion (source ESOMAR)
- increased media and audience fragmentation fuels demand for larger and better quality samples
- media industry consolidation
- ongoing evolution of digital technology
- other important players in the industry are TNS, GfK and Video Research

Business update

- continually upgrading TV audience measurement by doubling the size of the U.S. National People Meter sample and introducing Local People Meters in top 10 local U.S. markets
- expanding TV audience measurement in China
- multi-year contract renewals with main clients
- new meter technology: introduction of the Active/Passive Meter
- new products, including audience measurement of outdoor and cinema advertising
- creation of Nielsen Ventures unit to develop new products that integrate the group's resources

Strategic focus

- maintain reputation as owner of the most respected media and entertainment information brands in the world
- remain the common standard in the TV measurement industry
- strengthen global leadership in advertising information services
- become the preeminent research provider in emerging media and entertainment sectors

Media Measurement & Information is a key growth engine for VNU. The group delivered strong operating results in 2003, primarily due to substantial organic growth in total revenues and operating income from the group's largest business unit, Nielsen Media Research in the United States, and improved operating performance at NetRatings.

In line with our 2003 trading update guidance, organic growth in total revenues was approximately 5% in 2003, largely driven by the performance of Nielsen Media Research in the United States. The group's operating margin rose to more than 21% from 18% in 2002.

Media Measurement

Nielsen Media Research U.S.

In the United States, Nielsen Media Research realized more than 9% higher revenues at constant currencies, due to continued strong demand for its television audience measurement and related services. These results were achieved as Nielsen Media Research reached a number of important agreements supporting the planned expansion of its national and local coverage. Among others, an arrangement with a major television media company and a new national service agreement encompassing two major broadcast networks, stand out. The unit also added new cable network and cable system clients, upgraded five cable networks to full national service subscriptions, added a new Spanish-language broadcast network client, and adapted its sales and service functions to meet changes in the dynamic U.S. television market. Building a foundation for future growth, Nielsen Media Research continued to develop innovative new services and data delivery systems, expanded its customized analysis and research services, and continued to invest in new audience measurement technologies while forming strategic partnerships to respond to technological advances in digital broadcasting and interactive television.

Improved Coverage

In February 2003, Nielsen announced plans for the largest-ever expansion of its National People Meter sample, which produces audience ratings for all broadcast and cable networks as well as national syndicators and agencies. With the support of its major clients, Nielsen expects to nearly double the effective size of this sample, from the current 5,000 households to nearly 10,000 homes by 2006. The larger sample size will allow Nielsen to better measure audiences that are becoming increasingly fragmented, due to the growing number of channels and available viewing options on U.S. television.

With strong backing from key broadcasting and cable clients, Nielsen also announced plans to introduce a Local People Meter (LPM) service in the top 10 local TV markets in the United States. The new service provides overnight demographic ratings that will serve as the currency for negotiating advertising rates and making programming decisions. Already available in Boston, Nielsen Media Research plans to expand the LPM service to Los Angeles, New York, Chicago and San Francisco in 2004. The LPM will replace the current set meter/diary measurement system in these markets. In addition, a new set meter/diary measurement system was announced in Tulsa, Oklahoma for 2004. After all these plans are completed, Nielsen Media Research will perform electronic metered services in 56 local markets (10 of which will be LPM-based) in the United States, representing approximately 70% of the U.S. households.

New Agreements

During the year, Nielsen Media Research announced major multi-year agreements with several key clients. In February 2003, Nielsen Media Research reached a seven-year agreement to provide audience measurement services to all of NBC's national and local television businesses in the United States. As part of this agreement, NBC agreed to support the expansion of the national television ratings service, along with the introduction of the Local People Meter.

In March 2003, Nielsen Media Research and Comcast, the nation's largest cable system operator, expanded their relationship by signing a three-year agreement for set meter/diary services in Jacksonville, Florida.

In July 2003, Nielsen Media Research announced a multi-year agreement with certain television operations of Viacom. The agreement includes TV audience measurement services involving Viacom's CBS and UPN broadcast network television businesses. As with the expanded NBC relationship, this agreement also endorses the expansion of the Nielsen National People Meter sample and the new LPM service.

In October 2003, Nielsen Media Research reached a multi-year agreement with the FOX Television Station Group, covering all 35 FOX-owned television stations. As part of this agreement, FOX TV stations in nine of the top 10 markets will sign on for LPM services.

Technology Development

Nielsen Media Research will introduce its next-generation metering technology into the marketplace in 2004. Called the Active/Passive Meter, this new technology uses a combination of active digital encoding

Breakdown of total revenues

Per activity		Per region	
media measurement	73%	Americas	86%
internet measurement	4%	Europe, Middle East and Africa	9%
entertainment information	15%	Asia Pacific	5%
media solutions	8%		

Total revenues as % of total VNU


24%

Operating income as % of total VNU


28%

and passive recognition of audio signatures to capture viewing information in sample homes. Nielsen is already using a similar technology to monitor television audiences in Ireland. As part of their agreements with Nielsen, clients will embed digital codes in their over-the-air programming to support the new metering technology. The Active/Passive meter is critical to Nielsen's ability to measure future television audiences, as important new digital TV and interactive applications are emerging.

To support its long-term technology development plans, in September Nielsen opened its Global Technology and Information Center in Florida, bringing together state-of-the art facilities, engineering labs, software development and other R&D efforts under the same roof.

Nielsen Media Research International
Revenues at constant currencies for Nielsen Media Research International (NMRI) were flat and, as expected, operating income declined slightly due to competitive pressures and overall softness in the global advertising environment, which lowered demand for NMRI's advertising and television audience information. Increased revenues from the Nielsen Monitor-Plus advertising information services business in the U.S., under NMRI management, were offset by lower revenues in Europe, reflecting the impact from client budget pressures, a weak economy and continued consolidation on the agency side. The United Kingdom and Italy each reported lower revenues in line with reduced advertising spending, while Germany, Ireland and Finland, along with NMRI's multinational advertising information service, AdEx International, delivered increased revenues. In the Asia Pacific region, Australia and Hong Kong experienced revenue shortfalls, while Indonesia and New Zealand showed increased revenues. The decrease in Australia was due to the loss in 2002 of a television audience measurement contract.

To improve its coverage of the world's fastest-growing advertising economy, NMRI announced a major expansion of its TV ratings service in China, with plans to go from 11 cities to more than 100 local and provincial markets within two years. By year-end, NMRI had 25 of the new markets up and running.

During the year, NMRI won a major new agreement with Deutsche Post to monitor direct-mail advertising. NMRI also renewed, after a competitive tender process, a three-year contract to measure radio audiences in Australia, and was named the industry supplier of television audience measurement services in Thailand and Taiwan, renewing its currency status through competitive tenders in both countries.
In the area of new product development, Nielsen Monitor-Plus, together with Nielsen NRG, developed *Movie*Sentry*, a rapid-alert system that lets motion picture studios know when TV commercials for new movie releases break on national television. NMRI also introduced *Creative Dynamix*, a web-based service for delivering advertising content and spending information, in the U.K. In the U.S., Nielsen Monitor-Plus introduced *Quick*Views*, a web-based product that provides instant access to advertising expenditure information.

Nielsen Outdoor, a new unit under NMRI management, continued to develop its audience measurement service for billboards and other outdoor advertising. The service, which relies on a proprietary device that harnesses Global Positioning System (GPS) technology to track the location of consumers in relation to outdoor advertising locations, will be introduced in Chicago in 2004, after a successful pilot test in South Africa in 2003.

Internet Measurement
Results improved significantly at VNU's 65%-owned Internet measurement business, NetRatings, which provides the global standard in Internet audience measurement and online advertising analysis. Organic revenues grew at a double-digit rate, due to improved renewal rates and selling prices across its clients base (over 750 worldwide) and growth from its various product and service offerings. Operating results improved as a result of higher revenue, greater operating efficiencies and a favorable comparison with 2002, when one-off charges totaling EUR 13 million were recorded related to restructuring measures and a settlement of patent litigation with Jupiter Media Metrix.
NetRatings continues to make progress towards achieving a break-even position as a result of cost savings and expanded product offerings. Its competitive position improved, and NetRatings' international client base has expanded. In December, NetRatings acquired a 58%



After a successful pilot test in South Africa, we will introduce Nielsen Outdoor – the audience measurement service for billboards and other outdoor advertising – in Chicago in 2004.

Wendy Malley (Project Manager Nielsen Outdoor), Lorraine Hadfield (Managing Director NMRI North America & Nielsen Outdoor), Bob Luff (Chief Technology Officer NMR), Paul Donato (SVP/Chief Research Officer)

stake in RedSheriff, a global leader in site-centric-based Internet audience measurement.

Nielsen Entertainment

Total revenues and operating income in the Nielsen Entertainment division both decreased, on a constant-currency basis, mainly due to increased competition and pricing pressures. During 2003, Nielsen Entertainment reorganized into four vertical business clusters: Film, Music, Home Entertainment and Book, to leverage their inherent linkages and industry expertise.

Film

Nielsen EDI, which measures box-office results and provides related information services, saw its total revenues and operating income at constant currencies decline as a result of competitive pressures - both pricing and new product offerings. In response to these pressures, Nielsen EDI increased its client service efforts and introduced an upgraded version of *Boffo* as well as the new products *FilmSource* and *Cinema Audience*. Another unit, Nielsen NRG, which provides marketing consulting services to film studios, also experienced a decline in revenues and operating income at constant currencies, due primarily to a reduction in its consumer tracking services outside the United States, as well as competitive pricing pressures in the United States.

Music, Home Entertainment and Book

Revenues and operating income increased in the Music, Home Entertainment and Book verticals. The Music vertical, which includes Nielsen SoundScan and Nielsen BDS achieved successful contract renewals during the year despite certain competitive pressures at Nielsen BDS. Home Entertainment had a strong year, primarily due to higher demand for its Nielsen ReelResearch service. Nielsen VideoScan continued to perform well and completed its expansion into Canada. The Book vertical completed the acquisition and integration of BookData in the United Kingdom. In addition, Nielsen BookScan now entered into agreements with all the major book publishers in the United States.

Media Solutions

Media Solutions provides high-quality data, analysis and value-added services to meet clients' advertising planning and buying needs. The division showed moderate revenue growth, led by strong results from the television, radio and advertising segments at Scarborough Research. Operating income growth was strong for the overall division, due to the aforementioned revenue performance at Scarborough as well as operating cost efficiencies that were realized in all business units. At constant currencies, all business units except for IMS, delivered increased operating income compared with results in 2002.

SRDS launched an online version of its Print Media Production Source, a comprehensive database of production specifications and contact information for consumer magazines, business publications and newspapers. In April 2003, Scarborough Research and Nielsen Media Research together offered the *NSI Profiler*, a new qualitative television rating which combines Nielsen's local TV ratings with Scarborough's qualitative consumer indices.

Business Information

Total revenues	**– 18%**	*– 6% organic*	*EUR 636 million (from EUR 775 million)*
Operating income	**– 11%**	+ 9% organic	EUR 95 million (from EUR 107 million)
Operating margin	**+ 110 basis points**		15% (from 14%)
FTE's	**– 9%**		2,612 (from 2,863)

Market

- global business information market size is EUR 33 billion (VNU estimate)
- characterized by moderate growth, recovery projected to be slow
- localized and fragmented information market with scarce budgets
- ad market still down, no real signs of fast recovery, particularly in Europe
- VNU competes with, among others, Reed Elsevier, McGraw-Hill, Primedia, IDG, UBM/CMP, Penton Media, Advanstar

Business update

- publications are investing in future growth through brand extensions
- trade shows continue to perform at high levels
- launching and acquiring add-on trade shows
- product development in international Internet/print cross media advertising

Strategic focus

- ongoing tight cost control to protect operating income, and to be well positioned for the upturn
- build on cross media initiatives (Internet/print) with customer focus and leading brands
- drive organic growth with customer-focused products and services

The Business Information group continued to face weak economic conditions in 2003, as advertising spending (8% of VNU's total revenues) once again decreased, but showed an organic growth in operating income for both trade show activities (+ 6%) and publishing activities (+ 32%) compared with 2002.

Total revenues of Business Information had a negative organic growth rate of 6%. However, operating income achieved a positive organic growth of 9% due to ongoing cost-saving measures, including lowering headcount and the closure of non-profitable titles. Business Information's operating margin increased to 15% from 14%. Approximately 93% of the group's operating income was generated in the United States, of which 81% came from VNU Expositions.

Trade shows

Trade show business continued to strengthen VNU's position as a leading business-to-business information and media company. In 2003, this business once again delivered solid results due to strong demand for its trade shows and educational conferences. Exposition activities are less cyclical than the group's publishing activities, due to renewable registrations and guaranteed exhibitor fees for its events. Demonstrating its recession-resilient character, the trade show business grew its organic revenues by 2% in 2003.

United States

VNU Expositions is one of the largest organizers of face-to-face events in key market segments in the United States and Brazil. Its largest and most successful face-to-face events are organized for the retail, entertainment, jewelry, healthcare, sports and design industries. At constant currencies, total revenues were slightly above last year's result. VNU Expositions continued to realize cost savings on trade show expenses, but did incur losses

Action Sports Retailer (ASR) Europe - VNU Expositions



In 2003, we introduced the French version of the leading trade show for surf, skate, swim and snow products. Its popularity was far above expectations.

Lori Jenks (Sports Group Operations Director), Petra Holtschneider (Show Manager), Jean Bruchet (Sales Manager), Kevin Flanagan (Group Show Director)

on the launches of two new events. Operating income was also negatively affected by the unfavorable settlement of an arbitration case in an attempt to cease a money-losing contract with a U.S. trade organization that was a partner in a declining *Bobbin* event.

Europe

VNU Exhibitions Europe, formerly Jaarbeurs Exhibitions & Media, in which VNU acquired 50% ownership in 2002, showed higher revenues and operating income in comparison with last year. Imark reported slightly lower revenues and operating income on its IT and telecom events.

In a move to share successful practices across regions, VNU Expositions successfully introduced the format of the popular U.S. *Action Sports Retailer* show in France in July. The number of retailer attendees for the world's leading trade show for surf, skate, swim, snow, and youth culture products was far above expectations.

Publishing

Publishing revenues fell again in 2003 due to the global advertising recession, but the impact on profitability was offset by reductions in headcount and production costs, as well as by closing, merging or outsourcing less successful business magazines.

The economic downturn, which began in the first half of 2001, was most evident in 2002 but continued in 2003, both in the United States and Europe. Advertising revenues, which accounted for 45% of total Business Information revenues, had a negative growth rate of 12% at constant currencies. During the first half of 2003, this decline in advertising revenue amounted to 22% in Europe and 9% in the United States, compared with the same period in 2002, while these percentages were 20% and 8% respectively, for the full year.

U.S. magazines

The publishing business in the United States continued to experience declining advertising revenues, but the impact was partly offset by further cost reductions, which resulted in a lower overall cost base. All titles were affected, but the impact was most severe in certain segments, including Music, Performance, Travel and Food & Beverage (*Restaurant Business* and *Food Service Director*). *Billboard* and *Monitor* (Music) continued to suffer from weak conditions in the recording industry. Professional travel publications, including the magazines

Breakdown of total revenues

Per activity		Per region	
trade shows	31%	Americas	62%
advertising	45%	Europe	38%
circulation & other	24%		

Total revenues as % of total VNU


17%

Operating income as % of total VNU


14%

Cross Media Team – **VNU Business Publications U.K.**



We launched Network IT Week's and Accountancy Age's first specifically designed cross platform title: paper, ebook, web and email newsletter.

John Barnes (Publishing Director Corporate Computing), Toby Wolpe (Editor IT Week), Damian Wild (Editor Accountancy Age), Mark Judd (Head of Information Marketing)

Successful Meetings and *Business Travel News*, were affected by fear of SARS and terrorist attacks. However, publications aimed at professionals in the film industry performed better than in 2002, continuing the improvement started in that year. *The Hollywood Reporter* benefited from the releases of new movie titles and a strong Golden Globe and Academy Awards season. *Adweek* experienced a small further decline in advertising revenues, but showed a slight increase in the fourth quarter. In January 2004, *Editor & Publisher*, while shifting from a weekly to a monthly publication, significantly enhanced its increasingly popular website *E&P Online*, delivering a daily newswire to subscribers.

Discontinued titles

VNU Business Publications USA divested *Facilities Design & Management* and has reformatted *ID Magazine* into an electronic product. *Bicycle Retailer* has been outsourced in a licensing arrangement with the National Bicycle Dealer Association. *Point of Purchase* magazine was folded into its sister publication *Display & Design Ideas* and *Adweek's Technology Marketing* has been merged into the group and will no longer be a stand-alone publication. *Music & Media* ceased operations in August.

European magazines

In Europe, VNU is one of the leading Information Technology (IT) publishers and the only publisher with a pan-European presence offering seven national IT Internet portals under the *VNUNet* brand. VNU Business Media Europe saw its advertising revenue fall as it continued to face a disappointing advertising market. The Netherlands and the United Kingdom, together responsible for approximately 61% of total publishing revenues in Europe, experienced weak conditions, especially in the advertising market. No upturn is expected in the near future, but European advertising revenues represent less than 3% of VNU's total revenues. Advertising revenues, which mainly consists of recruitment and display advertising, accounted for approximately 47% of total revenues of VNU Business Media Europe.

Cost-saving measures were taken to counter the financial impact of decreasing advertising revenues, including reductions of headcount in sales and production, reductions in other operating expenses and the closing of certain under-performing trade magazines. As a result, operating income increased.

VNU Business Media Europe invested in research and new product development, introducing a number of new launches (partworks) as of January 2004. Technology websites under the *VNUNet* brand showed significant growth.

In The Netherlands, the major weekly *Intermediair* suffered from the substantial downturn in the recruitment market (the overall market was down by over 40%). However, with a restyled product, *Intermediair* was able to raise its market share and capitalize on some new revenue opportunities. In its 25th anniversary year, *Management Team* delivered an excellent performance, particularly in developing additional revenue opportunities.

In the United Kingdom, larger magazines, such as *Computing*, *Accountancy Age* and *Computeractive*, continued to suffer from the soft advertising market. Although demand for IT and accountancy recruitment advertising and IT weekly display advertising continued to decline, market shares and revenue per advertising page were strong. Growth in online revenue was a significant contributor to the U.K. success.

The French, German and Belgian publishing companies, with major titles like *PC Expert* and *Science & Vie Micro* in France, *PC Professionell* in Germany and *Datanews* and *Datacareers* in Belgium, also suffered from the adverse trade magazines market, but cost-reduction measures substantially offset the impact on profitability of lower revenues.
VNU Business Publications España controlled operating results very resourcefully in addressing revenue shortfalls with good publishing initiatives. Publicaciones Profesionales performed very well. The Italian publishing company performed below expectations due to tough market conditions, especially in circulation sales for *PCM* and *Computer Idea*.

Directories

Total revenues	**+ 1%**	– 1% organic	EUR 492 million (from EUR 489 million)
Operating income	**– 10%**	– 6% organic*	EUR 211 million (from EUR 235 million)
Operating margin	**– 320 basis points**		45% (from 48%)
FTE's	**+ 11%**		2,204 (from 1,986)

* Excluding a EUR 10 million reorganization charge.

Market

- global market size is EUR 23 billion, of which 28% in Europe (source: The Kelsey Group)
- characterized as a low-growth market, with stable high cash flows
- economic slowdown has affected VNU World Directories countries more than European average
- Internet is gaining in importance
- among the countries where it operates, VNU has direct competition in The Netherlands, by Telefoongids Media. Other main European directory publishers are SEAT, Wanadoo, Yell, Eniro and TPI

Business update

- continued investment to enhance print directories and develop online position
- White Pages segment entered in The Netherlands
- Internet revenue growth
- mobile formats are the next step in the development
- alliances with portals and search engines

Strategic focus

- grow usage through new products and alliances
- further increase customer retention and grow customer base
- increase operational efficiency and effectiveness
- pursue growth in underdeveloped markets

The Directories group continued to deliver significant cash flows and high operating margins in 2003. Due to the impact of the economic slowdowns in the markets where it operates, the group showed basically flat revenue growth. Operating results decreased, mainly due to the initial investment in launching the White Pages in The Netherlands and a reorganization charge.

Total revenues increased marginally by approximately 1%, mainly due to the consolidation of Pagini Aurii, the Romanian directories company in which VNU now has an 84% stake. VNU increased its position in Pagini Aurii from 28% on July 28, 2003. Operating income decreased by 10% to EUR 211 million from EUR 235 million, mainly due to start-up costs related to the launch of White Pages in The Netherlands and a reorganization charge. The group's operating margin, excluding the reorganization charge amounted to 45% compared with 48% in 2002. This decrease was the result of flat revenues and additional expenses for the launch of the Dutch White Pages. The results were positively influenced by growing online revenues, which increased by more than 60% to EUR 37 million from EUR 23 million last year. Taken together, World Directories' minority stakes in South Africa and Puerto Rico showed slightly lower operating results, mostly due to currency fluctuations.

Excluding the Pagini Aurii business, there was a slight decline in total revenues, driven by the economic downturn, particularly in The Netherlands and Portugal. Golden Pages Ireland on the other hand, saw its revenues grow as a result of a more favorable economy. The group's revenue performance in 2003 demonstrates that the directory industry is not completely immune to economic downturns, although the pressure on its revenues was considerably less than on several other advertising markets. For the third consecutive year, the group's organic growth was hampered by weak economic conditions in its main markets.

The group has launched an operational improvement program that is expected to result in lower headcount and a lower cost base. The program required a reorganization charge of EUR 10 million.

Shift to electronic

The group aims to be the provider of choice for directory products and services through multiple platforms in the markets it serves. It seeks to grow the traditional print business while developing new revenue streams through innovative new products. Developing a multiple platform strategy is absolutely necessary for future growth, especially in mature markets that are shifting to other technology platforms. The use of printed directories is decreasing gradually, whereas the usage of the Internet and mobile phones is expanding rapidly. New sales methods and product combinations that are focused on increasing directory usage across all platforms have been introduced and form a solid foundation for new sustainable growth.

Internet growth

The group's leading position in seven countries is built on a "best in class" sales and marketing organization, accurate and comprehensive databases and well-established brands. Leveraging these assets has been a key to success, while the creation of multi-access capabilities and making directory information available on all platforms will fuel future growth. This approach is already paying off, especially in the Internet arena, where the number of paying advertisers increased to more than 170,000 at the end of 2003 versus 72,000 in 2002. The number of page views amounted to approximately 500 million and the number of searches grew by more than 33% to almost 140 million. The existing databases provide unique capabilities for a variety of online services. At present, Directories is concentrating on providing highly functional search engines at each of the directories' related websites.

Breakdown of total revenues

Per activity		Per region	
printed Yellow Pages	75%	Belgium	40%
printed White Pages	13%	The Netherlands	27%
online & other	12%	Portugal	19%
		Ireland	13%
		Romania	1%

Total revenues as % of total VNU


13%

Operating income as % of total VNU


30%

In 2003, we introduced 15 editions of the combined Yellow/White Pages book, which enjoyed high customer acceptance and achieved strong penetration amongst advertisers.



Reina Keizer (Team Manager North), Jan Hooyer (Product Manager), Henk van der Ven (Coordinator Outsourced/Border Sales)

Belgium

At Promedia, revenues and operating income remained stable in 2003. The Belgian Internet site again generated strong advertising sales and was extended with Golden Pages *Resto*, an online directory of restaurants and caterers. The success of the Internet had a negative impact on advertising sales for print directories, but new product offerings and sales tactics have been developed to better cope with this shift. In 2003, Promedia stayed in the forefront of developing new products; among others, the company launched a DVD that is complementary to current Internet and cd-rom offerings. Overall, Promedia's share in the Belgian advertising market remained stable in 2003.

The Netherlands

Total revenues at Gouden Gids were particularly affected by weak economic circumstances. Operating income decreased as a result of lower revenues, along with initial expenses related to the accelerated launch of White Pages. In July 2003, Gouden Gids introduced the first combined Yellow/White Pages book in The Netherlands; since then another 14 combined books have been published. The new books enjoyed high customer acceptance and achieved strong penetration among advertisers. The costs associated with this introduction amounted to some EUR 10 million. In addition, Gouden Gids introduced an SMS service (messages on mobile phones) and improved its online search structure. Following the development of a new sales model, the sales and marketing organization is focused on a regional approach which is expected to enhance future growth. In addition, the business is creating new combined product solutions at competitive prices to enhance top-line growth and market share.

Portugal

In a weak economic environment, Páginas Amarelas had lower total revenues and operating income than in 2002, despite cost savings. Drastic cuts in public spending had a negative impact on sales to governmental organizations. A number of new commercial approaches have been introduced to regain growth in revenues: a new b-to-b product, a tourist guide and the improvement of current electronic products.

Ireland

Although economic growth in Ireland slowed as well, Golden Pages once again delivered substantially higher profits on the success of its growing White and Yellow Pages. In order to stimulate further growth, a new Internet site has been successfully launched. The performance of Golden Pages will improve further as a result of the implementation of a new company-wide IT-system.

Romania

Pagini Aurii benefited from a growing economy in a stable political environment. Revenues showed solid growth and developed as expected. Pagini Aurii distributes its directory information through 41 printed directories, as well as via the Internet and cd-rom.

Associates

Verizon Information Services in Puerto Rico (40% VNU) faced the impact of difficult economic conditions, especially in the tourism-related business. With strong cost-control and an active new product development policy, the business managed to limit the adverse financial impact from the economic downturn, resulting in slightly lower operating income at constant currencies.

Telkom Directory Services in South Africa (33% VNU) showed strong top- and bottom-line growth. With the company's core business performing well, its focus is on broadening the product portfolio.

2004 Outlook

By Business Group

In 2004, we expect organic revenue growth for the Marketing Information group to be in line with the longer term target of 5% to 7%. With its enhanced focus on developing a new generation of higher-margin, integrated business solutions, and its programs to improve efficiency and lower costs, the Marketing Information group is expected to reach its long-term margin target of 15% or more by 2006. However, due to our investments in business-building initiatives, the 2004 margin will be under pressure.

We are expecting another strong year from our Media Measurement & Information group, a key driver of our recent performance. Organic revenue growth in 2004 is expected to be at least 6%, and the group's margin should continue to expand. In particular, we expect continued strong results from Nielsen Media Research in the United States, as this unit expands its coverage of the marketplace and introduces new measurement technologies. Furthermore, we expect that NetRatings will continue to improve its operating results as it moves towards profitability, and that organic-growth initiatives – such as *Nielsen Outdoor* and *Nielsen Cinema*, along with others developed by Nielsen Ventures – will begin to bear fruit.

For the Business Information group, we expect our trade show business to continue to deliver strong margins. The advertising market for our U.S. trade publications is bottoming out and there are early signs of a recovery, which vary by the speed of recovery in the various industry segments we serve. In Europe, we expect a further decline in advertising revenues. As a result of cost savings initiatives, the operating margin of this group is expected to be at least at the same level as in 2003.

Directories have late-cyclical characteristics. Of the countries in which VNU is active, The Netherlands and Portugal are among the weakest economies in Europe. Therefore, market conditions for this group remain difficult in 2004. As a result, operating income will not differ substantially from the figure for 2003.

Total VNU

Because of our strong market positions and our various efficiency programs and new growth initiatives which are underway, we are confident about 2004 and beyond. However, despite our optimism, we deem it to be too early in the year to give firm cash earnings per share guidance for 2004. We expect to give this guidance in our half-yearly report.

In 2004, investments in property, plant and equipment are expected to be in the range of EUR 190 – 210 million. We do not foresee substantial changes in employment levels, except for the sale of Claritas Europe and reorganizations.

Executive Board
Haarlem, March 9, 2004

Contents

Consolidated Financial Statements

Financial Statements of VNU nv

Other Data

Consolidated Financial Statements

Consolidated Balance Sheet before Profit Appropriation

December 31

Note	AMOUNTS X EUR 1,000	2003	2002
	Fixed assets		
1	Intangible assets	**7,116,473**	8,199,748
2	Property, plant and equipment	**504,000**	522,353
3	Long-term financial assets*	**428,652**	387,662
		8,049,125	9,109,763
	Current assets		
4	Inventories*	**12,081**	23,010
5	Accounts receivable and other current assets*	**959,785**	1,059,684
6	Cash and cash equivalents	**489,600**	524,515
		1,461,466	1,607,209
7	Current liabilities	**1,647,875**	1,913,779
	Working capital	**(186,409)**	(306,570)
	Capital to be financed	**7,862,716**	8,803,193
	Non-current liabilities		
8	Debenture loans and private placements	**2,825,536**	3,183,977
8	Other long-term liabilities	**96,082**	102,886
		2,921,618	3,286,863
9	Subordinated loans	**181,512**	491,882
10	Provision for liabilities and charges	**611,490**	331,881
	Minority interests	**81,893**	105,343
	Shareholders' equity		
11	Capital stock	**52,709**	52,195
11	Additional paid-in capital	**2,334,368**	2,335,360
12	Retained earnings	**1,549,174**	2,029,998
	Unappropriated net earnings	**129,952**	169,671
		4,066,203	4,587,224
	Financing capital	**7,862,716**	8,803,193

* The presentation of this item has been adjusted in 2003. See Notes to the Consolidated Financial Statements – Accounting policies.

Consolidated Statement of Earnings

Years ended December 31

	AMOUNTS X EUR 1,000	2003	in %	2002	in %
	Net operating revenues	**3,899,364**	**100.5**	4,266,420	99.8
	Other revenues and book gains (losses)	**(17,598)**	**(0.5)**	9,057	0.2
15	Total revenues	**3,881,766**	**100.0**	4,275,477	100.0
16	Personnel costs	**1,889,620**	**48.7**	2,018,111	47.2
17	Raw materials and purchased services	**811,897**	**20.9**	797,075	18.7
18	Other operating expenses	**384,543**	**9.9**	554,734	13.0
	Depreciation of property, plant and equipment	**152,838**	**3.9**	159,715	3.7
	Total operating costs and expenses*	**3,238,898**	**83.4**	3,529,635	82.6
	Operating income before goodwill amortization and impairment charges	**642,868**	**16.6**	745,842	17.4
19	Goodwill amortization	**(219,861)**		(248,401)	
19	Goodwill impairment charges	**(35,396)**		(37,963)	
	Operating income after goodwill amortization and impairment charges	**387,611**		459,478	
	Interest income	**15,292**		23,248	
	Interest expense	**(154,314)**		(184,308)	
	Other financial gains and losses	**808**		(7,000)	
	Results from financial income and expense	**(138,214)**		(168,060)	
	Earnings before income taxes	**249,397**		291,418	
20	Income taxes	**(112,190)**		(127,330)	
21	Net earnings of associates*	**7,094**		9,728	
22	Minority interests	**(14,349)**		(4,145)	
	Net earnings	**129,952**		169,671	

	Per common share AMOUNTS X EUR 1	**2003**	**Diluted 2003**	**2002**	**Diluted 2002**
	Earnings before goodwill amortization and impairment charges (cash earnings)	**1.51**	**1.51**	1.83	1.83
23	Net earnings	**0.50**	**0.50**	0.67	0.67

* The presentation of this item has been adjusted in 2003. See Notes to the Consolidated Financial Statements – Accounting policies.

Consolidated Statement of Cash Flows

Years ended December 31

	AMOUNTS X EUR 1,000	2003		2002	
	Operating income of subsidiaries after goodwill amortization and impairment charges		**387,611**		459,478
	Adjustments for:				
	Book (gains) and losses, included in operating income		**17,598**		(9,057)
	Depreciation of property, plant and equipment		**152,838**		159,715
	Goodwill amortization and impairment charges		**255,257**		286,364
	Change in provisions and other long-term liabilities		**70,090**		(10,695)
	Change in accounts receivable and other current assets	**8,442**		47,193	
	Change in inventories	**2,347**		1,656	
	Change in current liabilities	**(25,908)**		(91,282)	
	Change in working capital items		**(15,119)**		(42,433)
	Cash flows from operations of subsidiaries		**868,275**		843,372
	Interest received	**21,699**		22,695	
	Dividends received from associates	**7,569**		12,286	
	Interest paid	**(144,875)**		(173,861)	
	Income taxes paid	**(101,624)**		(79,683)	
			(217,231)		(218,563)
	Cash flows from operating activities		**651,044**		624,809
25	Acquisition of subsidiaries and associates	**(103,741)**		(326,248)	
26	Divestiture of subsidiaries and associates	**16,996**		16,985	
27	Investments in property, plant and equipment	**(209,347)**		(197,917)	
27	Proceeds from the sale of property, plant and equipment	**19,645**		–	
	Net investments in long-term financial assets	**(915)**		(7,417)	
	Cash flows from investment activities		**(277,362)**		(514,597)
	Proceeds from long- and short-term debt	**414,133**		635,256	
	Repayment of long- and short-term debt	**(656,758)**		(992,795)	
	Proceeds from share issuance	–		259,922	
	Dividends paid	**(75,032)**		(72,510)	
	Cash flows from financing activities		**(317,657)**		(170,127)
	Net cash flows		**56,025**		(59,915)
	Foreign currency translation differences and other changes		**(90,940)**		(39,209)
	Changes in cash and cash equivalents		**(34,915)**		(99,124)
	Cash flows from operating activities	**651,044**		624,809	
	Net investments in property, plant and equipment	**(189,702)**		(197,917)	
	Free cash flows before dividends paid		**461,342**		426,892
	Dividends paid		**(75,032)**		(72,510)
	Free cash flows		**386,310**		354,382

Notes to the Consolidated Financial Statements

Accounting policies

Change in reporting of associates

During the first half of 2003, the company changed the presentation of equity in net earnings of associates (non-consolidated subsidiaries), in line with applicable accounting and reporting principles. Our share in the net earnings of associates is now presented on a separate line in the statement of earnings. This concerns those associates in which we can exercise significant control and for which equity accounting on the basis of our accounting policies is applied.

Formerly, we presented our share in operating income of associates separately as part of total operating income. In addition, our share in goodwill amortization and impairment charges, interest income, interest expense and income taxes of these associates were included in these respective categories. This change had no impact on reported total revenues, net earnings or cash earnings. Full year 2002 figures have been restated accordingly.

Other changes in presentation

A number of reclassifications have been recorded in the 2003 financial statements. The reclassifications are related to deferred income taxes, work-in-progress and projects, and operating costs and expenses.

- As from 2003, deferred tax assets are presented as long-term financial assets. Formerly, we included these assets in accounts receivable and other current assets;
- Work-in-progress, relating to costs for telephone, professional and business directories incurred prior to their publication date, is now included in accounts receivable and other current assets instead of former presentation as inventories;
- In 2003, we have altered the breakdown of the operating costs and expenses.

Prior year amounts have been adjusted accordingly.

Principles of consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries, in which VNU has more than half of the voting rights. The consolidated financial statements reflect the assets and liabilities and results of these companies at 100%. Minority interests are recorded separately in the consolidated balance sheet and statement of earnings. The company's joint ventures are consolidated proportionally.

Earnings, assets and liabilities are included in the statement of earnings and balance sheet respectively from the date VNU has obtained control in the acquired enterprise or, for associates, when we can exercise significant influence.

Accounting for acquisitions

Acquisitions are accounted for according to the purchase method, whereby the cost of the acquisition is attributed to the fair value of the acquired assets and liabilities at the date of the acquisition. The fair value is ultimately determined no later than at the end of the first full annual accounting period commencing after acquisition.

Goodwill represents the excess purchase price over the fair value of identifiable net assets, including liabilities assumed of businesses acquired and is being capitalized and amortized by the acquirer on a straight-line basis over the estimated useful life of the business acquired. Goodwill in currencies other than euro is translated at year-end exchange rates.

Foreign currency translation

Assets and liabilities in currencies other than euro are translated at the prevailing exchange rates at December 31. Currency gains and losses on equity investments in foreign subsidiaries and associates and the related foreign currency borrowings are reflected in retained earnings, and remain there at the time of disposition of the entity. Currency differences on other items are reflected in earnings.

The statement of earnings of subsidiaries and associates reporting in foreign currencies are translated at the weighted average rates of exchange during the year under review. The balance sheet items of subsidiaries are translated at year-end exchange rates. As a result, the differences of these exchange rates on the statement of earnings are reflected in retained earnings.

For the translation of US dollars the following year-end and weighted average rates were used, respectively:

	Balance Sheet		Statement of Earnings	
	2003	2002	2003	2002
US dollar (USD)	0.80	0.96	0.90	1.07

In the translation of financial statements of companies that report in the currency of a highly inflationary country, the effect of changing prices is taken into account. Currency exchange differences on monetary assets and liabilities of these companies are reflected in the statement of earnings.

Hedge accounting

The company utilizes derivative financial instruments to reduce its exposure to interest rate changes, currency fluctuations and forward exchange contract risk. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the positions being hedged. Hedging instruments are accounted for in accordance with the accounting principles of the hedged item.

Accounting Principles for the Consolidated Balance Sheet

Intangible assets

The 2003 financial statements have been compiled in accordance with the principles for the valuation of intangible fixed assets as well as determination of the amortization and impairment charges as used in the financial statements of the previous three years. In accordance with Dutch accounting guidelines, all intangible fixed assets are to be amortized as of 2001. By comparison, effective July 2002, in the United States, the current accounting standard no longer permits goodwill amortization unless it relates to the annual impairment tests. However, purchased intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives of the assets.

In 2001, the International Accounting Standards Board (IASB) initiated the 'Business Combinations' project aimed at convergence of International Accounting Standards with the accounting standards in the United States. The IASB issued an exposure draft in December 2002. A final standard is expected to be issued in the first quarter of 2004. Although the proposed rules are largely consistent with the accounting principles for intangible assets in the United States, this exposure draft contains certain provisions that deviate from the US GAAP approach.

Considering these developments, VNU has decided to maintain its current accounting principles for 2003, because we believe that consecutive changes in our policy for intangibles will not improve the reader's understanding of our financial statements. Commencing 2004, VNU will adopt the standard with regard to Business Combinations and Intangible Fixed Assets, which will be issued by the IASB in the first quarter of 2004.

Publishing rights

The costs of acquired publishing rights are, when they exceed a certain amount, capitalized at a value attributed to those publishing rights based upon the profitability of the investment. Such capitalized amounts cannot be in excess of their acquisition costs. Publishing rights which do not decline in value either because of use or the passage of time are not amortized. Publishing rights whose useful life is determined to be limited, are amortized on a straight-line basis over their respective useful lives. In connection with the review of the recoverability of the book value of goodwill, publishing rights are tested for potential impairment at least twice a year, using consistently applied principles.

Any diminution in value of publishing rights is charged to the statement of earnings as an impairment charge. Publishing rights can also be included in VNU's share in the net asset value of associates.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable net assets and liabilities of businesses acquired at the date of acquisition. Assets may include publishing rights not previously capitalized by the enterprise and liabilities may include provisions considered necessary for reorganizations. Goodwill is

capitalized and amortized on a straight-line basis over the estimated useful life of the business acquired, not to exceed 40 years.
A maximum estimated useful life of 20 years is assumed under generally accepted accounting principles in The Netherlands (Dutch GAAP). In view of the longevity of the goodwill relating to the acquisitions of World Directories in 1998, Nielsen Media Research in 1999, Miller Freeman USA in 2000 and ACNielsen in 2001, this assumption has been revised in respect of these assets and an estimated useful life at a maximum of 30 years was determined. The longevity of these assets is evidenced by their long established and well regarded brands and their characteristically stable market positions.
Periodically and in connection with the evaluation of the book value of publishing rights, a reassessment is made on the basis of the actual income and expectations of future income. The book value of goodwill items, which are amortized in a period of more than 20 years, is evaluated at least twice a year, using consistently applied principles. If it is determined that an additional diminution in value has occurred, this impairment is charged to the statement of earnings.

Property, plant and equipment

Property, plant and equipment are reflected at historical cost and are depreciated on a straight-line basis over their estimated useful life. If it is determined that there has been a decline in the carrying value of these assets, additional depreciation is charged to the statement of earnings.
Property, plant and equipment not used in the production process are valued at the lower of cost or market. Production software used for the production of software for sale to third parties is capitalized and depreciated over its estimated useful life. Software for internal use is also capitalized if the costs exceed a minimum limit. Other software is charged to the statement of earnings as incurred.
Costs of major improvements of property, plant and equipment above a certain threshold are capitalized when incurred and are depreciated on a straight-line basis over the estimated useful life.

Associates

Equity in and advances to associates in which VNU can exercise significant influence are reflected at their net asset value as adjusted to conform with VNU's accounting policies. Associates in which VNU cannot exercise significant influence are valued at the lower of cost or realizable value. Revaluations below cost are reflected in the statement of earnings under other financial gains and losses.

Deferred tax assets

Future tax benefits resulting from the utilization of net operating loss carryforwards and temporary differences are reflected as a deferred tax asset, to the extent that it is probable that taxable income will be available against which the loss carryforwards and temporary differences can be utilized.

Inventories

Inventories are stated at historical cost, after deducting provisions for obsolescence or expected future losses.

Accounts receivable and other current assets

Accounts receivable are reflected net of provisions for doubtful accounts and estimated sales returns.

Non-current liabilities

Non-current liabilities are recorded at face value.
The portion of non-current liabilities maturing within one year is included in current liabilities. Both the liability component as well as the equity component of convertible debentures are presented under current or non-current liabilities or subordinated loans.

Provision for pension liabilities

The company accounts for the costs of pension plans and postretirement benefits other than pensions in accordance with U.S. accounting standards SFAS 87 and SFAS 106 respectively.
Employee pension plans have been established in many countries in which VNU is active in accordance with local policy and legal requirements. Approximately 30% of our employees participate in defined-benefit plans.
These plans are generally funded with plan assets that have been segregated and restricted in an independent trust or foundation to provide for the pensions to which the company is committed.
Valuations of the obligations are performed by independent actuaries.
Contributions are made by the company, as necessary,

to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants. These contributions are determined based upon various factors, including funded status, legal and tax considerations as well as local requirements.
In the event that the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered and based on current and past compensation levels, exceeds the market value of the plan assets and existing accrued pension liabilities, this difference and the existing prepaid pension assets are recognized as an additional minimum pension liability and are deducted from equity (retained earnings).
Certain group companies sponsor defined-contribution plans. These do not give rise to balance sheet provisions, other than relating to short-term timing differences which are included in current liabilities.
In certain countries, in addition to providing pension benefits, the company provides other post-retirement benefits, primarily retiree healthcare benefits.

Provision for reorganizations

This provision relates to integrations, changes in organization structure, and other staff reductions.
The provision, which is undiscounted, is charged to the statement of earnings or goodwill at the time of acquisition or in the year that a program is communicated to the employees.

Provision for deferred income taxes

Deferred income taxes are provided for timing differences in the valuation of assets and liabilities for financial statement and income tax purposes. Such provisions are established at current income tax rates. The provision for deferred income taxes also includes a provision for certain tax exposures.

Other provisions

The other provisions are undiscounted with the exception of a provision related to the present value of the future minimum lease commitment with regard to a long-term onerous lease. The annual adjustment in the present value of this provision is reflected as occupancy costs.

Lease

Assets obtained by an agreement in which VNU holds the risks and rewards incidental to ownership of the asset (financial lease) are included in fixed assets at the fair value or, if lower, the present value of minimum lease payments. The long-term portion of the commitments to pay periodic rents less interest is included in other long-term liabilities. The short-term portion of these commitments is included in other current liabilities.
The assets are depreciated on a straight-line basis over the shorter of the term of the agreement or estimated useful life of the asset. The interest included in the rents is attributed evenly over the term of the agreement in order to come to a constant interest charge to the statement of earnings. Rental commitments from agreements in which the risks and rewards incidental to ownership of the asset are transferred substantially to the lessor (operational lease) are charged on a straight-line basis to the statement of earnings over the term of the lease agreement.

Other assets and liabilities

All other assets and liabilities not previously mentioned, are stated at historical cost. If required, provisions have been deducted from the assets' value.

Accounting Principles for the Consolidated Statement of Earnings

Revenue recognition

Marketing Information: Revenue from retail measurement services and consumer panel services is recognized on a straight-line basis over the initial contract term during which the services are performed and delivered. Revenue from customized research is recognized when the services are performed.

Media Measurement & Information: Television audience measurement revenue is recognized pro rata over a one-year period, or as the information is delivered or related services are performed. Internet measurement revenue is recognized ratably over the term of the related contract as services are provided (recurring services) or in the period in which the product is delivered (non-recurring services). Advertiser services revenue is recognized when the advertisement is published (issue date). Revenue from electronic advertising is recognized on a straight-line basis over the period during which the advertisement is available.

Business Information: Revenue from printed circulation and advertisements included therein is recognized on the publishing date. Revenue from electronic circulation and advertising is recognized over the period during which both are electronically available. Revenue from trade shows is recognized at the time of the event.

Directories: Revenue from printed advertisements is recognized on the date that the directories, in which these advertisements are included, are published. Revenue from electronic advertisements is recognized on a straight-line basis over the period in which the advertisement is electronically available.

Net operating revenues

Net operating revenues are reflected net of sales discounts, returns and value-added taxes.

Other revenues and book gains (losses)

Included in other revenues are gains and losses from the sale of assets, including subsidiaries and associates.

Raw materials and purchased services

Costs of raw materials, purchased services and the costs of purchased finished goods are determined based upon historical cost.

Pension costs

Pension costs, in respect of defined-benefit pension plans, primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Differences between this expected return and the actual return on these plan assets and actuarial changes are not recognized in the statement of earnings, unless the accumulated differences and changes exceed a certain threshold.

The excess is amortized and charged to the statement of earnings over, at the maximum, the average remaining term of employee service.

Obligations for contributions to defined-contribution pension plans are recognized as an expense in the statement of earnings as incurred.

Stock-based compensation

VNU accounts for stock-based compensation using the intrinsic value method. Since the intrinsic value of our options issued is always zero at the grant date, no compensation costs are recorded in the statement of earnings.

VNU has chosen to disclose pro-forma information with regard to cash earnings and cash earnings per share, calculated as if the fair value of options granted to option holders would have been considered compensation costs.

Please refer to the note on page 115, stock-based compensation, for a reconciliation of reported and pro-forma cash earnings and cash earnings per share, as well as the underlying assumptions, to determine the fair value.

Research and development costs

Research and development costs mainly consist of software development costs. Certain costs relating to the development of software for internal use are capitalized and subsequently amortized over the estimated useful life of the software. Other costs of new products/services are charged to income in the year in which they are incurred.

Depreciation of property, plant and equipment

Property, plant and equipment are recorded at historical cost. Depreciation is recorded on the straight-line method over the assets' estimated useful life. Property, plant and equipment on order are not depreciated.

Depreciation percentages for the most significant asset categories are as follows:

	in %
Office buildings	2 – 4
Telephone equipment	10 – 12½
Hardware	25 – 33⅓
Software	20 – 33⅓
Furniture and equipment	10 – 20
Cars	25 – 33⅓

Goodwill amortization and impairment charges

Goodwill on acquired companies and activities is amortized on a straight-line basis over a period not to exceed 40 years. Amortization periods depend on the expected financial development of the particular entity. Currently, the maximum amortization period is not in excess of 30 years.

Additional amortization charges, as a result of the realizable value of goodwill and publishing rights being lower than their carrying value and deemed to be impaired in the bi-annual impairment tests, are also included under this heading.

Income taxes
Income taxes are computed on pre-tax earnings based upon the consolidated statement of earnings using various tax rates in effect in different countries. Differences between the recorded deferred tax assets and liabilities and the realization of such assets and liabilities are reflected in the income tax charge to the consolidated statement of earnings.
The effective tax rate is calculated as income taxes expressed as a percentage of earnings before income taxes plus non tax-deductible goodwill amortization and impairment charges.

Net earnings of associates
VNU's share in net earnings of associates in which the company can exercise significant influence and for which equity accounting on the basis of VNU's accounting policies is applied, is presented on this line.
For associates, which are valued at the lower of cost or market, only dividends received are reflected as part of other financial gains and losses.

Accounting Principles for the Consolidated Statement of Cash Flows

Acquisition of subsidiaries and associates
Payments related to the acquisition of subsidiaries and associates (including payments relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of acquisition are deducted from these payments.

Divestiture of subsidiaries and associates
The proceeds from the divestiture of subsidiaries and associates (including receipts relating to changes in financing) are reflected under this heading. Cash and cash equivalents available at the time of divestiture are deducted from the proceeds.

Investments in property, plant and equipment
Reflected on this line are the gross investments in property, plant and equipment.

Proceeds from the sale of property, plant and equipment
Cash receipts from the sale of property, plant and equipment are seperately reflected within proceeds from the sale of property, plant and equipment.

Dividends paid
Reflected on this line item are the final dividends paid from the prior year plus the interim dividends paid in the current reporting year.

Free cash flows
Free cash flows consist of cash flows from operating activities, reduced by net investments in property, plant and equipment and dividends paid.

Notes to the Consolidated Balance Sheet

1 Intangible assets (AMOUNTS X EUR 1,000)	2003	2002
Publishing rights		
Balance at January 1	**2,948,048**	3,228,511
Additions*	**2,612**	62,311
Impairment charges	**(20,473)**	(1,439)
Deconsolidations	**(23,282)**	-
Foreign currency translation differences and other changes	**(293,280)**	(341,335)
Balance at December 31	**2,613,625**	2,948,048
Cumulative impairment charges	**20,676**	1,439
Included in the net asset value of associates are publishing rights. VNU's share approximates EUR 27 million at the end of 2003 (2002: EUR 32 million).		
Goodwill		
Balance at January 1	**5,251,700**	5,920,983
Additions	**56,397**	247,728
Amortization	**(219,861)**	(248,401)
Impairment charges	**(14,923)**	(36,524)
Deconsolidations	**(12,950)**	-
Foreign currency translation differences and other changes	**(557,515)**	(632,086)
Balance at December 31	**4,502,848**	5,251,700
Cumulative amortization	**865,221**	688,317
Cumulative impairment charges**	**148,724**	155,213
For the period 1980 through 1997, a balance of approximately EUR 900 million was charged to retained earnings, after deducting tax benefits on acquisitions and goodwill related to the sale of previous acquisitions. Effective in 1998, goodwill related to acquisitions is capitalized and amortized over a weighted average of 23 years up to, in current practice, a maximum of 30 years.		
Total intangible assets	**7,116,473**	8,199,748

* Additional information with regard to the additions and deconsolidations can be found on pages 106 and 107 in the Notes to the Consolidated Statement of Cash Flows.

** The 2003 cumulative impairment charges are lower than the 2002 cumulative charges due to foreign currency translation differences.

2 **Property, plant and equipment**

AMOUNTS X EUR 1,000	Land and buildings 2003	Information and communication technology 2003	Other tangible assets 2003	Tangible assets not used in production 2003	Total 2003	Total 2002
Book value at January 1*	97,621	305,873	118,859	–	522,353	537,515
Accumulated depreciation*	(90,277)	(599,062)	(217,619)	–	(906,958)	(872,190)
Movements in the reporting period:						
Additions	21,112	185,790	1,395	1,050	209,347	197,917
Acquisitions	4	220	672	–	896	12,848
Depreciation	(16,107)	(122,383)	(14,348)	–	(152,838)	(159,715)
Book value of dispositions	(14,866)	–	–	–	(14,866)	(1,950)
Deconsolidations	(775)	(4,495)	(172)	–	(5,442)	(295)
Foreign currency rate differences	(8,815)	(29,709)	(16,926)	–	(55,450)	(63,967)
Book value at December 31	78,174	335,296	89,480	1,050	504,000	522,353
Accumulated depreciation	(75,979)	(652,438)	(96,436)	(3)	(824,856)	(906,958)

* The change in the split in the different asset categories was effected as of January 1, 2003.

3 Long-term financial assets AMOUNTS X EUR 1,000	2003	2002
Investments in associates		
Share in equity or cost basis		
Balance at January 1	**95,263**	140,597
Acquisitions	**–**	(6,895)
Dispositions	**(7,942)**	(10,139)
Consolidations	**5,703**	(9,883)
VNU's share in net earnings of associates	**7,094**	9,728
Dividends received	**(7,569)**	(12,286)
Foreign currency translation differences	**(10,716)**	(15,859)
Balance at December 31	**81,833**	95,263
Advances		
Balance at January 1	**8,955**	6,403
Changes	**(3,348)**	2,552
Balance at December 31	**5,607**	8,955
Total investments in associates	**87,440**	104,218
Loans outstanding		
Balance at January 1	**12,485**	7,355
Changes	**(1,330)**	5,130
Balance at December 31	**11,155**	12,485
Other investments and shares		
Balance at January 1	**21,482**	26,308
Revaluations	**808**	(7,000)
Other changes	**(6,731)**	2,174
Balance at December 31	**15,559**	21,482
Deferred tax assets*		
Balance at January 1	**226,052**	22,951
Changes	**62,973**	203,101
Balance at December 31	**289,025**	226,052
Pension assets		
Balance at January 1	**23,425**	99,852
Changes	**2,048**	(76,427)
Balance at December 31	**25,473**	23,425
Total long-term financial assets	**428,652**	387,662

* Future tax benefits resulting from the utilization of net operating loss carryforwards and temporary differences are reflected as a deferred tax asset, to the extent that it is probable that taxable income will be available against which the loss carryforwards and temporary differences can be utilized. The temporary differences mainly concern intangible (goodwill) and tangible assets, pensions and deferred compensation.
See note on page 103 income taxes for a detailed explanation of the development. Included in the balances for the year ended December 31, 2003 and 2002 is EUR 6 million and EUR 76 million respectively, of tax benefits, which are expected to be utilized within one year.

4 **Inventories**

AMOUNTS X EUR 1,000	2003	2002
Raw materials and supplies	**5,480**	5,106
Work-in-progress and projects	**676**	11,434
Finished goods	**5,925**	6,470
Balance at December 31	**12,081**	23,010

5 **Accounts receivable and other current assets**

AMOUNTS X EUR 1,000	2003	2002
Accounts receivable from advertising revenues	**244,615**	251,575
Other trade receivables	**473,121**	594,684
Advance payments	**7,391**	7,394
Prepaid pension assets	**1,622**	4,059
Other receivables*	**99,084**	82,312
Prepaid expenses**	**133,952**	119,660
Balance at December 31	**959,785**	1,059,684

** The Other receivables include the receivable on Acxiom of EUR 41 million related to the sale of Claritas Europe.*

** Prepaid expenses include direct and indirect costs relating to telephone, professional and business directories incurred prior to their publication date. These costs will be recognized in the statement of earnings at the publication date of the directories. The Prepaid expenses also include deferred direct and indirect trade show costs, which costs will be recognized in the statement of earnings at the time of the event.

6 **Cash and cash equivalents**

AMOUNTS X EUR 1,000	2003	2002
Cash and cash equivalents	**424,939**	456,031
Time deposits	**64,661**	68,484
Balance at December 31	**489,600**	524,515

The remaining duration of time deposits approximates 2 months. Cash amounting to EUR 184 million (2002: EUR 233 million) is held by NetRatings, Inc, a U.S. publicly traded subsidiary, and is therefore not available for corporate financial purposes.

7 **Current liabilities**

AMOUNTS X EUR 1,000	2003	2002
Trade accounts payable	**227,533**	279,875
Taxes and social premiums	**160,438**	255,083
Pension premiums	**10,503**	41,192
Personnel costs	**206,329**	195,371
Interest payable	**62,715**	53,193
Prepayments received	**269,398**	312,252
Accrued outside services	**75,152**	55,019
Current portion of long-term debt	**129,457**	309,651
Current portion of subordinated loans	**310,370**	–
Short-term debt	**246**	64,634
Other current liabilities	**195,734**	347,509
Balance at December 31	**1,647,875**	1,913,779

The only interest-bearing items are the Current portions of long-term debt and subordinated loans and Short-term debt.

Non-current liabilities AMOUNTS X EUR 1,000	Portion under non-current liabilities 2003	Portion under current liabilities 2003	Portion with a remaining term longer than 5 years 2003	Portion under non-current liabilities 2002
Bank loan, EUR 42.4 million, with a 6-month Euribor based floating interest rate, due in 2004	–	42,400	–	42,400
Private placement debenture loan (EMTN), EUR 15 million, with a 3-month Euribor based floating interest rate (at present 3.06%), due in 2005	15,000	–	–	15,000
Private placement debenture loan (EMTN), EUR 150 million, with a 3-month Euribor based floating interest rate (at present 2.99%). From 2005 the notes will be automatically extended for a period of 18 months until 2012 at the latest, unless the creditor declares on a timely basis not to choose for renewal	150,000	–	–	150,000
Private placement debenture loan (EMTN), EUR 10 million, with a 3-month Euribor based floating interest rate (at present 2.98%), due in 2005	10,000	–	–	10,000
Syndicated bank loan, originally NLG 2,750 million with a floating interest rate, of which NLG 2,000 million swapped with a fixed semi-annual interest rate of 4.61%, and NLG 750 million continues with a 6-month Euribor based floating interest rate. On both the fixed and the floating interest rates a surcharge in the range of 20 to 35 basis points applies. The effective floating interest rate amounts to 4.15% until June 15, 2004 (including the surcharge). The balance of the loan is redeemed in 3 semi-annual payments, commencing June 15, 2004	89,135	178,271	–	267,406
1.75% convertible debenture loan, EUR 969.5 million of which EUR 900 million is swapped for USD 896.4 million with a 6-month USD-Libor based interest rate, due in 2006	782,947	–	–	1,051,300
6.63% debenture loan, EUR 500 million, swapped for USD 446.6 million with a fixed interest rate of 8.86%, due in 2007	355,500	–	–	428,482
5.50% debenture loan of NLG 600 million, due in 2008	272,268	–	–	272,268
6.75% debenture loan (EMTN), EUR 600 million, of which EUR 250 million swapped for USD 225.6 million with a 6-month USD-Libor based interest rate and EUR 100 million swapped for a 6-month Euribor-based interest rate, due in 2008	529,521	–	–	566,376
7.60% debenture loan, USD 150 million, due in 2009	119,389	–	119,389	143,899
Private placement debenture loan (EMTN), EUR 50 million, with a 3 month Euribor-based interest rate (at present 3.55%), due in 2010	50,000	–	50,000	–

8 Non-current liabilities (continued) AMOUNTS X EUR 1,000	Portion under non-current liabilities 2003	Portion under current liabilities 2003	Portion with a remaining term longer than 5 years 2003	Portion under non-current liabilities 2002
5.625% debenture loan (EMTN), GBP 250 million, of which GBP 94.6 million swapped for USD 152.9 million with a fixed interest rate of 4.19% and GBP 55.4 million swapped for EUR 77.8 million with a fixed interest rate of 4.41%, due in 2010 or 2017	**341,745**	**–**	**341,745**	–
2.50% private placement debenture loan (EMTN), JPY 4,000 million, due in 2011	**30,031**	**–**	**30,031**	32,134
6.75% private placement debenture loan (EMTN), EUR 30 million, due in 2012	**30,000**	**–**	**30,000**	30,000
Private placement debenture loan (EMTN), EUR 50 million, with a 3 month Euribor-based interest rate (at present 3.55%), due in 2012	**50,000**	**–**	**50,000**	50,000
Other non-current liabilities	**–**	**(91,214)***	**–**	124,712
Total debenture loans and private placements	**2,825,536**	**129,457**	**621,165**	3,183,977
Other long-term liabilities	**96,082**	**24,495**	**–**	102,886
Balance at December 31	**2,921,618**	**153,952**	**621,165**	3,286,863
Debenture loans and private placements drawn in				
– Euro	**1,163,712**	**(29,329)**	**207,809**	1,187,074
– US dollar	**1,489,533**	**158,786**	**241,065**	1,964,769
– Other currencies	**172,291**	**–**	**172,291**	32,134
Total debenture loans and private placements	**2,825,536**	**129,457**	**621,165**	3,183,977
Debenture loans and private placements with a				
– Fixed interest rate	**1,683,258**	**(120,348)**	**521,165**	1,351,260
– Floating interest rate	**1,142,278**	**249,805**	**100,000**	1,832,717
Total debenture loans and private placements	**2,825,536**	**129,457**	**621,165**	3,183,977

* Including the positive carrying value of a swap, which expires in 2004.

Gross and net debt AMOUNTS X EUR 1,000	2003	2002
Subordinated loans	**181,512**	491,882
Current portion of subordinated loans	**310,370**	–
Total debenture loans and private placements	**2,825,536**	3,183,977
Current portion of long-term debt	**129,457**	309,651
Short-term debt	**246**	64,634
Gross debt	**3,447,121**	4,050,144
Cash and cash equivalents	**(489,600)**	(524,515)
Net debt	**2,957,521**	3,525,629

Redemption schedule total gross debt x EUR million


1,200
1,000
800
600
400
200
0
440*
310
828**
401
847***
119
392
30
80
2004
2005
2006
2007
2008
2009
2010
2011
2012

* This amount is the short-term portion of long-term debt.
** Including EUR 969.5 million convertible debenture loan and related EUR 900 million swaps.
*** Including EUR 600 million 6.75% bonds 2001-2008 and EUR 250 million swap and the NLG 600 (EUR 272) million 5.50% bonds 1998-2008.

All non-current liabilities are unsecured.

Committed credit facilities for a total amount of EUR 740 million are available from a group of banks of which at the end of 2003 nothing was drawn-down. The facilities include the 5-year EUR 500 million stand-by credit facility, which was arranged with a syndicate of 15 banks in December 2001 and the 2½-year EUR 240 million credit facility, which was arranged with a syndicate of 16 banks in November 2002 for the financing of working capital and general corporate purposes.

As a condition of the NLG 2,750 million syndicated bank loan as well as the committed credit facilities and several short-term credit agreements, a minimum interest coverage ratio of 3.0 has been agreed with our lenders. This interest coverage ratio is calculated by dividing total operating income before goodwill amortization, impairment charges and depreciation of property, plant and equipment by the balance of interest expense and interest income. In this calculation, our share of operating income of associates cannot be more than 10% of operating income of subsidiaries. In 2003, this interest coverage ratio amounted to 5.7.

The EUR 1,150 million convertible debenture loan, issued in 2001, permits the holders to convert the debenture loan into common shares of VNU nv with a nominal value of EUR 0.20 per share at a conversion price of EUR 59.50. After May 18, 2004, VNU has the right to redeem the outstanding debentures, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days has been at least 130% of the conversion price.
During 2003, debentures with a nominal value of EUR 180 million were repurchased in a number of open market transactions, and subsequently cancelled. The remaining EUR 970 million of the loan is included in non-current liabilities.

In October 2001, a EUR 2,000 million Euro Medium Term Note program (EMTN) was arranged. Under this program, debenture loans and private placements can be issued, both on a long-term and short-term basis. Debenture loans and private placements issued under this program can be quoted on the Luxembourg Stock Exchange. At the time of the annual program update in October, 2003, the program amount was increased to EUR 2,500 million. At December 31, 2003, an amount of EUR 1,290 million (nominal value) was outstanding under the EMTN program.

In 2003, a GBP 250 million debenture loan was issued under the EMTN program. The debenture loan is structured as a 7-year loan and an option has been granted to the banks that acted as book-runners for this issue to re-market the debenture loan for a further 7 years. VNU has the right to cancel the re-marketing option.

We refer to page 90 for a discussion of our policies with respect to interest rate risk, currency risk, counterparty risk and liquidity risk.

9

Subordinated loans (amounts x EUR 1,000)	Portion under subordinated loans 2003	Portion under current liabilities 2003	2002
1.75% subordinated convertible debenture loan, originally EUR 265 million, due November 2004	–	264,992	264,992
5.55% subordinated private placement, NLG 500 million, due 2004-2008	181,512	45,378	226,890
Balance at December 31	181,512	310,370	491,882

The EUR 265 million subordinated convertible debenture loan, issued in 1999, permits the holders to convert the debenture loan into common shares of VNU nv with a nominal value of EUR 0.20 per share at a conversion price of EUR 41.88. VNU has the right to redeem the outstanding debentures, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days has been at least 130% of the conversion price. Whether the convertible debenture loan is redeemed before or on the original maturity date, redemption will take place at a yield-to-maturity of 4% per annum. This means that if redemption takes place on the original maturity date, this would be at 112.187% of the nominal value. The difference between the nominal value and the expected redemption rate, which currently is 112.187%, is charged to the statement of earnings during the term of the loan. The charge is reflected as interest expense in the statement of earnings and the accrued liability is reflected as interest payable under current liabilities.

Fair value of long-term loans and financial instruments

The fair value of outstanding long-term loans at the balance sheet date can deviate from the value, at which they have been recorded in the balance sheet. In the table below the fair value of loans is provided. Moreover, the fair value of financial instruments (such as cross currency swaps, interest rate swaps, forward rate agreements and forward exchange contracts), which VNU uses to hedge certain exchange rate and interest rate risks, has been recorded as of the balance sheet date.

The fair value of the two convertible debenture loans and of the quoted debenture loans has been derived from the stock exchange price on December 31, 2003. In determining the fair value of other loans, the credit ratings of VNU by Standard & Poor's (BBB+) and Moody's Investors Service (Baa1) have been taken into account.

In calculating the fair value, the accrued interest on the current coupon has not been taken into account, since accrued interest is reflected under current liabilities.

	Fair value of long-term loans and financial instruments AMOUNTS X 1 MILLION		Nominal value	Carrying value	Fair value	Balance
			IN LOCAL CURRENCY	IN EUR	IN EUR	IN EUR
	Bank loan	EUR	42	42	43	
	Private placement debenture loan (EMTN)	EUR	15	15	15	
a	Private placement debenture loan (EMTN)	EUR	150	150	151	
	Private placement debenture loan (EMTN)	EUR	10	10	10	
b	Syndicated bank loan	EUR	267	267	270	
c	1.75% convertible debenture loan	EUR	970	970	940	
d	6.63% debenture loan	EUR	500	500	545	
	5.50% debenture loan	EUR	272	272	288	
e	6.75% debenture loan (EMTN)	EUR	600	600	667	
	7.60% debenture loan	USD	150	119	139	
	Private placement debenture loan (EMTN)	EUR	50	50	50	
f	5.625% debenture loan (EMTN)	GBP	250	356	328	
	2.50% private placement debenture loan (EMTN)	JPY	4,000	30	33	
	6.75% private placement debenture loan (EMTN)	EUR	30	30	34	
	Private placement debenture loan (EMTN)	EUR	50	50	50	
	Total debenture loans and private placements			3,461	3,563	(102)
	1.75% subordinated convertible debenture loan	EUR	265	265	294	
	5.55% subordinated private placement	EUR	227	227	236	
	Total subordinated loans			492	530	(38)
	Total long-term loans			3,953	4,093	(140)
a	EUR 150 million interest rate swap			–	–	
a	Option embedded in EUR 150 million debenture loan			–	–	
b	NLG 2,000 million interest rate swap			–	4	
c	EUR 250 million/USD 283.8 million currency swap			–	–	
c	EUR 650 million/USD 612.6 million currency swap			(163)	(181)	
c	USD 306.3 million forward rate agreement			–	1	
d	EUR 250 million/USD 223.3 million currency swap			(72)	(65)	
d	EUR 250 million/USD 223.3 million currency swap			(72)	(65)	
e	EUR 250 million/USD 225.6 million currency swap			(70)	(87)	
e	EUR 100 million interest rate swap			–	(4)	
f	Option embedded in GBP 250 million debenture loan			–	4	
f	GBP 94.6 million/USD 152.8 million currency swap			(13)	(12)	
f	GBP 55.4 million/EUR 77.8 million currency swap			(1)	1	
	EUR 500 million/USD 483.3 million currency swap*			(115)	(119)	
	Total swaps (references relate to footnotes above)			(506)	(523)	17
	Forward exchange contracts				1	(1)
	Total			3,447	3,571	(124)

Comparing the fair value of the loans with the nominal value, and taking into account the value of the financial instruments, the balance is negative to the extent of EUR 124 million.

* This swap was originally entered into in relation to the EUR 1,150 million convertible debenture loan and expires in 2004.

Financial risks

VNU's principal financial instruments, other than derivatives, consist of common shares, public bonds, private loans, bank loans, credit facilities, convertible bonds, debentures, operational leases, cash and other investments. The main purpose of these financial instruments is to provide adequate financing for our operating activities and to optimize cash management. Furthermore, we employ additional financial instruments such as foreign currency contracts, trade receivables and trade payables.

VNU also enters into derivative transactions, mainly interest rate swaps, cross-currency swaps and forward rate agreements. The purpose of these transactions is to manage the interest rate and currency risks of our assets and revenues vis-à-vis our sources of financing.

In principal, we only employ basic contracts, that is, without options, embedded or otherwise. In addition, it is our policy not to trade in financial instruments.

The main risks arising from our financial instruments are interest rate risk, currency risk, counter party risk and liquidity risk.

VNU has defined interest rate risk as the risk that interest rate movements have a negative impact on our results. Our objective is to protect our earnings from material adverse movements in interest rates by controlled management of interest rate structures in the area of investments and borrowings. We do this through a mixture of fixed and floating rate debt, interest rate swaps and forward rate agreements. On December 31, 2003, approximately 60% of interest-bearing debt was at a fixed rate.

The main currency risks identified by VNU are the following:

- Transaction risk, which is the risk that the value of transactions to be settled at a future date in a foreign currency will fluctuate, expressed in the functional currency of a subsidiary or associate;
- Translation risk, which is the risk that exchange rate gains or losses arise from translating the statement of earnings and the balance sheet of foreign subsidiaries and associates to our corporate reporting currency (the euro) for consolidation purposes.

It is our policy that all material net transaction risks be hedged. This policy was in effect for all of 2003. Translation risk exposure is managed by creating "natural hedges", aimed at offsetting certain exposures in the statement of earnings or the balance sheet. On December 31, 2003, US dollar borrowing was approximately 45% of our total interest-bearing debt.

One eurocent change in the US dollar/euro exchange rate will affect (calculation based on 2003 figures):

- Total revenues by EUR 20.7 million;
- Operating income by EUR 3.3 million;
- Net earnings by EUR 1.0 million;
- Cash earnings by EUR 2.5 million;
- Cash earnings per share by 1.0 eurocent.

As for counter party risk, VNU only does business with creditworthy third parties. In addition, receivables are constantly monitored, with the result that our exposure to bad debts is insignificant. Excess liquidity is only invested with financial institutions which have superior credit ratings from reputable agencies, and for a limited time. Our exposure to possible defaults on derivative instruments is limited to the market values of these contracts. Moreover, our counter parties in these contracts are banks of internationally acknowledged standing. Therefore, we consider the counter party risk to be remote.

VNU maintains and develops its reputation and standing in the international financial markets with current and potential providers of financing. In this regard it is our intention to maintain our interest coverage ratio in the range between 6.0 and 8.0.

To reduce our liquidity risk we have established two policies:

- Repayment of long-term debt should be spread evenly over time;
- Short-term borrowing, including the amount payable within the next 12 months of long-term debt, should be limited. On December 31, 2003, total short-term borrowing amounted to EUR 440 million, whereas unused committed credit facilities amounted to EUR 740 million.

10 Provision for liabilities and charges

AMOUNTS X EUR 1,000	2003		2002	
Provision for deferred income taxes				
Balance at January 1	**251,546**		190,518	
Changes	**154,056**		61,028	
Balance at December 31	**405,602**		251,546	
The provision for deferred income taxes also includes a provision for certain tax exposures. See note income taxes on page 103 for a detailed explanation of the development.				
Other Provisions				
Provision for post-retirement benefits	**126,939**		71,058	
Provision for reorganizations	**26,292**		–	
Sundry provisions	**52,657**		9,277	
Balance at December 31	**205,888**		80,335	
Total provision for liabilities and charges	**611,490**		331,881	

Changes in other provisions	Provision for reorgani-zations 2003	Sundry provisions 2003	Provision for reorgani-zations 2002	Sundry provisions 2002
Balance at January 1	**–**	**9,277**	–	10,708
Short-term commitments	**67,837**	**–**	57,491	–
Total at January 1	**67,837**	**9,277**	57,491	10,708
Addition charged to income	**48,269**	**27,592**	24,611	–
Addition in respect of acquisitions	**–**	**–**	2,530	–
Appropriations of provisions	**(40,230)**	**–**	(44,218)	–
Other changes and foreign currency exchange differences	**(13,626)**	**29,106**	27,423	(1,431)
Total changes	**(5,587)**	**56,698**	10,346	(1,431)
Total at December 31	**62,250**	**65,975**	67,837	9,277
Short-term commitments	**(35,958)**	**(13,318)**	(67,837)	–
Balance at December 31	**26,292**	**52,657**	–	9,277

The additions to the provision for reorganizations mainly relate to two business groups. Firstly, VNU took a one-time reorganization charge of EUR 33 million for project Atlas, a multi-year business improvement program in Marketing Information, mainly to cover severance costs. Over a three-year period, Marketing Information will reduce its work force by more than 700 employees, part of which will come through natural attrition. Of the reorganization charge, EUR 4 million was spent in 2003 on a one-time strategic assessment of the Marketing Information group and on the development of the plans related to Atlas. Secondly, Directories has launched an operational improvement program, which required a reorganization charge of EUR 10 million.

In November 2000, Nielsen Media Research, inc entered into a 15 year lease for 155,000 square feet of office space in New York City. Subsequently, the New York operations of Nielsen Media Research, inc were consolidated into those of VNU inc, leaving this space vacant. During 2003, the company recorded an additional provision to rental expense of EUR 28 million to accrue the net present value of the future minimum lease commitment less the estimated sublease income to be realized once a subtenant is found. The total provision for this lease at December 31, 2003 of EUR 51 million is reported in sundry provisions. The annual increase in the present value of this provision is reflected as occupancy costs.

Short-term commitments relating to expected payments due within one year are presented under current liabilities.

Pensions and post-retirement benefits other than pensions

Employee pension plans have been established in many countries in which VNU is active in accordance with local policy and legal requirements. Approximately 30% of our employees participate in defined-benefit plans. These plans are generally funded with plan assets that have been segregated and restricted in an independent trust or foundation to provide for the pensions to which the company is committed.

In certain countries, in addition to providing pension benefits, the company provides other post-retirement benefits, primarily retiree healthcare benefits.

Contributions are made by the company, as necessary, to provide assets sufficient to meet the benefits payable to defined-benefit pension plan participants. These contributions are determined based upon various factors, including funding status, legal and tax considerations as well as local requirements.
In the event that the accumulated benefit obligation, calculated as the present value of the benefits attributed to employee service rendered and based on current and past compensation levels, exceeds the market value of the plan assets and existing accrued pension liabilities, this difference and the existing prepaid pension assets are recognized as an additional minimum pension liability and are deducted from equity (retained earnings). Certain group companies sponsor defined-contribution plans. These do not give rise to balance sheet provisions, other than relating to short-term timing differences which are included in current liabilities.

The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets for both funded and unfunded defined benefit pension plans with accumulated benefit obligations in excess of plan assets were EUR 472 million, EUR 425 million and EUR 339 million respectively as of December 31, 2003 (2002: EUR 380 million, EUR 349 million and EUR 287 million respectively).

Provided on page 93 is a table with a summary of the changes in the pension benefit obligations and defined pension plan assets for 2003 and 2002, and a reconciliation of the funded status of these plans to the amounts recognized in the consolidated balance sheets.

Also provided below is a table with a summary of the changes in the accumulated post-retirement benefit obligations and plan assets for 2003 and 2002, and a reconciliation of the obligations to the amounts recognized in the consolidated balance sheets.

Pensions and post-retirement benefits other than pensions AMOUNTS X EUR 1,000	Pension benefits 2003	Pension benefits 2002	Post-retirement benefits 2003	Post-retirement benefits 2002
Benefit obligation				
Projected benefit obligation at January 1	**947,676**	908,463	**20,788**	36,035
Service costs	**26,898**	27,769	**66**	66
Interest costs	**50,458**	53,380	**1,183**	1,339
Participants contributions	**4,075**	3,655	**227**	159
Plan amendments	**(1,411)**	1,586	**–**	–
Actuarial (gains) and losses	**11,446**	10,074	**3,623**	(12,626)
Changes in consolidations	**–**	14,052	**–**	–
Benefits paid	**(40,695)**	(39,546)	**(1,883)**	(1,468)
Impact of curtailment	**(266)**	–	**493**	–
Settlements	**(2,627)**	–	**–**	–
Exchange rate differences	**(40,573)**	(31,757)	**(2,346)**	(2,717)
Projected benefit obligation at December 31	**954,981**	947,676	**22,151**	20,788
Plan assets				
Fair value of plan assets at January 1	**841,559**	889,542	**–**	–
Actual return on plan assets	**61,450**	(34,527)	**–**	–
Employer contributions	**22,482**	34,488	**1,656**	1,309
Employee contributions	**4,075**	3,655	**227**	159
Changes in consolidations	**–**	14,692	**–**	–
Benefits paid	**(40,695)**	(39,546)	**(1,883)**	(1,468)
Settlements	**(2,627)**	–	**–**	–
Exchange rate differences	**(31,396)**	(26,745)	**–**	–
Fair value of plan assets at December 31	**854,848**	841,559	**–**	–
Funded status	**(100,133)**	(106,117)	**(22,151)**	(20,788)
Unrecognized net transition (asset) obligation	**524**	784	**–**	–
Unrecognized prior service costs	**(1,091)**	1,128	**(4,053)**	(6,016)
Unrecognized net (gain) loss	**176,355**	192,153	**2,917**	3,183
Additional minimum liability charged to shareholders' equity	**(131,117)**	(116,496)	**–**	–
Net balances	**(55.462)**	(28,548)	**(23,287)**	(23,621)
Classification of the net balances in the consolidated balance sheet is as follows:				
Pension assets under long-term financial assets	**25,473**	23,425	**–**	–
Prepaid pension assets under accounts receivable and other current assets	**1,622**	4,059	**–**	–
Included in provision for post-retirement benefits	**(82,557)**	(56,032)	**(23,287)**	(23,621)
Net balances	**(55,642)**	(28,548)	**(23,287)**	(23,621)

For some plans, the accumulated benefit obligation exceeded plan assets both at December 31, 2003 and at December 31, 2001:

AMOUNTS X EUR 1,000	2003	2002
Accumulated benefit obligation	**878,580**	874,144
Credit / (charge) to shareholders' equity for minimum pension liability:		
– before income taxes	**(24,974)**	(116,496)
– after income taxes	**(17,266)**	(74,132)

The 2003 and 2002 net periodic pension costs for the defined-benefit plans and other post-retirement benefits were as follows:

	net-periodic pension costs		net-periodic other post-retirement benefit costs	
AMOUNTS X EUR 1,000	2003	2002	2003	2002
Service costs	**26,898**	27,769	**66**	66
Interest costs	**50,458**	53,380	**1,183**	1,339
Expected return on plan assets	**(56,740)**	(60,214)	**–**	–
Net amortization of unrecognized net transition assets	**260**	260	**–**	–
Net actuarial (gain)/loss recognized	**3,993**	1,781	**80**	274
Amortization of prior service costs	**(43)**	(69)	**(1,056)**	(1,266)
Curtailment loss	**174**	–	**493**	–
Net periodic pension costs	**25,000**	22,907	**766**	413

The weighted average assumptions underlying the pension computation were as follows:

IN %	2003	2002
Pension benefit obligation at December 31:		
– discount rate	**5.4**	5.5
– rate of compensation increase	**3.0**	3.2
Net periodic pension costs:		
– discount rate	**5.5**	5.9
– rate of compensation increase	**3.2**	3.3
– expected return on plan assets	**6.2**	6.6

The weighted average assumptions for the post-retirement benefits were as follows:

IN %	2003	2002
Discount rate for net periodic benefit costs	**6.0**	6.5
Discount rate for benefit obligations at December 31	**5.8**	6.0
Assumed healthcare cost trendrates at December 31:		
– healthcare cost trend assumed for next year	**8.4**	8.2
– rate to which the cost trend is assumed to decline (the ultimate trend rate)	**3.8**	3.9

Impact one percent change on assumed healthcare cost trendrates:

AMOUNTS X EUR 1,000	Increase	Decrease
Effect on total of service and interest costs	102	(85)
Effect on post-retirement benefit obligation	1,246	(1,065)

The assumptions for the expected return of plan assets were based on a review of the historical returns of the asset classes in which the assets of the pension plans are invested.

The historical returns on these asset classes were weighted based on the expected long-term allocation of the assets of the pension plans.

VNU's primary objective with regard to the investment of pension plan assets is to ensure that in each individual scheme sufficient funds are available to satisfy future benefit obligations.

For this purpose so-called asset and liability management (ALM) studies are made periodically at each pension fund. For each of the pension plans an appropriate mix is determined on the basis of the outcome of these ALM studies, taking into account the national rules and regulations.

Pension plan assets principally consist of equity securities and long-term interest earning investments. The pension plan asset allocation at December 31, 2003 and 2002 for the pension plan by asset category are as follows:

Pension assets allocation PERCENTAGE AT DECEMBER 31	**2003**	**2002**
Equity securities	**39**	36
Long-term interest earning investments	**60**	63
Other	**1**	1
Total	**100**	100

11 **Capital stock and additional paid-in capital**

Information about the size and composition of the company's capital stock and additional paid-in capital is provided in the notes to the statutory accounts on pages 113 to 114 of this Annual Report.

12

Retained earnings AMOUNTS X EUR 1,000	**2003**	**2002**
Balance at January 1	**2,029,998**	1,873,574
Foreign currency rate differences subsidiaries, associates, loans and advances	**(564,447)**	(686,640)
Interim dividends paid in cash	**(15,274)**	(15,505)
Other changes	**4,489**	(74,132)
Additions relating to appropriation of net earnings previous year	**94,408**	932,701
Balance at December 31	**1,549,174**	2,029,998

In 2003 and 2002, pension plan asset returns were negative as a result of declines in worldwide equity markets. As a result, primarily in the United States and the United Kingdom, the accumulated benefit obligations (ABO) of the pension funds were in excess of the fair value of pension plan assets. Consistent with our Accounting principles, an additional minimum pension liability of EUR 25 million (2002: EUR 116 million), an increase in deferred tax assets of EUR 8 million (2002: EUR 42 million), and a charge to equity of EUR 17 million (2002: EUR 74 million) were recorded. This charge to equity is not a component of earnings per share nor created a cash outflow, but does effect shareholders' equity per common share and certain other financial ratios. This adjustment has a marginal effect on VNU's financial ratios.

13 Contingent liabilities

Lease and other commitments

The company has entered into operational leases to secure real estate facilities, computers, and other equipment used in the conduct of its business. Rental and lease expense under these operational leases, for 2003 and 2002, was EUR 160 million and EUR 149 million, respectively.

In December 2003, Nielsen Media Research, inc entered into an agreement for the expansion and subsequent lease of office space at the Brooker Creek Park of Commerce, Oldsmar, Florida facility. The agreement calls for the construction of an additional 138,000 square feet of space with a lease commitment of 35 years.

In December 2003, the company sold its Markham, Canada facility via a sale and leaseback transaction, wherein the company entered in a 35 year lease agreement. The sale proceeds of EUR 13 million were received in December.

At December 31, 2003, the approximate minimum annual rental expense for real estate, computer, and other equipment that have remaining non-cancelable lease terms in excess of one year, net of sublease rentals, is as follows:

Years ended	AMOUNTS X EUR 1,000
2004	106,074
2005	96,070
2006	85,704
2007	74,476
2008	71,137
Thereafter	435,996

The company also has agreements with third parties, for certain data processing services, extending beyond one year. At December 31, 2003, the minimum future annual services covered by these agreements are approximately EUR 48 million.

Legal Proceedings and Contingencies

We are subject to litigation and other claims in the ordinary course of our business.

On July 29, 1996, Information Resources, inc ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation ("Old D&B"), A.C. Nielsen Company (a subsidiary of ACNielsen), and I.M.S. International, inc (formerly a subsidiary of Cognizant Corporation ("Cognizant"), and a predecessor of IMS Health Incorporated ("IMS Health")) (the "IRI Action"). The complaint alleges various violations of the antitrust laws. It also alleges a claim of tortious interference with a contract and with a prospective business relationship, which claims arise out of the acquisition by the defendants of Survey Research Group ltd. IRI's complaint originally alleged damages in excess of USD 350 million, which IRI asked to be trebled under antitrust laws. IRI has since revised its allegation of damages to exceed USD 650 million, which IRI also asked to be trebled. IRI also seeks punitive damages in an unspecified amount. Discovery in the IRI Action is currently ongoing.

In connection with the IRI Action, Old D&B, Cognizant and ACNielsen entered into an indemnity and joint defence agreement pursuant to which they agreed (1) to certain arrangements allocating potential liabilities (the "IRI Liabilities"), that may arise out of or in connection with the IRI Action and (2) to conduct a joint defence of such action. In particular, the indemnity and joint defence agreement provides that ACNielsen will assume exclusive liability for the IRI Liabilities up to a maximum amount to be calculated at the time such liabilities, if any, become payable (the "ACN Maximum Amount"), and that Cognizant and Old D&B will share liability equally for any amounts in excess of the ACN Maximum Amount (such liability of Cognizant being referred to as the "Cognizant Liabilities", and such liability of Old D&B being referred to as the ("Old D&B Liabilities"). The indemnity and joint defence agreement provides that the ACN Maximum Amount will be determined by an investment banking firm as the maximum amount which ACNielsen is able to pay after giving effect to (1) any plan submitted by such investment bank which is designed to maximize the claims paying ability of ACNielsen without impairing the investment banking firm's ability to deliver a viability opinion (but which will not require any action requiring stockholder approval), and (2) payment of related fees and expenses. For these purposes, financial viability means the ability of ACNielsen, after giving effect to such plan, the payment of related fees and expenses and the payment of the ACN Maximum Amount, to pay its debts as they become due and to finance the current and anticipated operating and capital requirements of its business, as reconstituted by such plan, for two years from the date any such plan is expected to be implemented. The indemnity and joint defence agreement also imposes certain restrictions on ACNielsen, including restrictions with respect to the payment of cash dividends and transactions with related persons.

On February 16, 2001, in connection with our acquisition of ACNielsen, we assumed ACNielsen's obligations as required by the indemnity and joint defence agreement. In addition, pursuant to the terms of the indemnity and joint defence agreement, our company, as the parent of ACNielsen, would be included with ACNielsen for purposes of determining the ACN Maximum Amount referred to above.

In June 1998 (1) Old D&B changed its name to R.H. Donnelley Corporation and spun off (the "D&B Spin") a company named The Dun & Bradstreet Corporation ("New D&B"), and (2) Cognizant changed its name to Nielsen Media Research, inc (now our subsidiary) and spun off (the "Cognizant Spin") IMS Health. On September 30, 2000, New D&B changed its name to Moody's Corporation and spun off (the "Moody's Spin") a company now named The Dun & Bradstreet Corporation ("Current D&B"). As contemplated by the terms of a distribution agreement dated as of October 28, 1996 (the "1996 distribution agreement"), among ACNielsen, Old D&B and Cognizant, pursuant to which shares of Cognizant and ACNielsen were distributed to the stockholders of Old D&B (1), New D&B, in connection with the D&B Spin, and Current D&B, in connection with the Moody's Spin, provided undertakings to ACNielsen to be jointly and severally liable for the Old D&B Liabilities, and (2) IMS Health, in connection with the Cognizant Spin, provided an undertaking to ACNielsen to be jointly and severally liable for the Cognizant Liabilities. Also, in connection with certain other spin-off transactions since the date of the 1996 distribution agreement, ACNielsen has received comparable undertakings with respect to the Cognizant Liabilities from Gartner Group, inc and Synavant inc. Pursuant to a distribution agreement dated as of June 30, 1998 (the "1998 distribution agreement"), between Nielsen Media Research and IMS Health, IMS Health and Nielsen Media Research agreed that, as between themselves, IMS Health will assume 75 percent, and Nielsen Media Research will assume 25 percent, of any payments to be made in respect of the IRI Action under the indemnity and joint defence agreement or otherwise, including any legal fees and expenses related thereto incurred in 1999 or thereafter.

We are unable to predict at this time the final outcome of the IRI Action. Were it to be resolved adversely to our interests, this might harm our business, financial condition, results of operations and prospects.

Save as described above, there are no other pending actions, suits or proceedings against or affecting us which, if determined adversely to us, would in our view, individually or in the aggregate, have a material effect on our business, financial condition, results of operations and prospects.

14 Subsidiaries and associates

See pages 129 to 131included of this Annual Report for all significant subsidiaries and associates.

Notes to the Consolidated Statement of Earnings

15

Total revenues (amounts x EUR 1,000)	2003	in %	2002	in %
Marketing information	**1,848,038**	**47.6**	1,976,065	46.2
Media information	**878,544**	**22.6**	978,468	22.9
Directories	**491,817**	**12.7**	488,537	11.4
Circulation	**117,479**	**3.0**	131,737	3.1
Advertising	**298,900**	**7.7**	383,622	9.0
Trade shows	**197,657**	**5.1**	222,366	5.2
Miscellaneous	**49,331**	**1.3**	94,682	2.2
Total revenues	**3,881,766**	**100.0**	4,275,477	100.0

Advertising revenues include recruitment advertising of EUR 33 million in 2003 and EUR 47 million in 2002. Circulation includes revenues of trade periodicals. Miscellaneous revenues comprise book gains and/or losses related to the sale of assets, including the book loss of EUR 32 million related to the sale of Claritas Europe.

Geographical breakdown of total revenues (in %)	2003	2002
Americas	**52**	56
Europe, Middle East and Africa	**40**	37
Asia Pacific	**8**	7
Total	**100**	100

16

Personnel costs (amounts x EUR 1,000)	2003	2002
Wages and salaries	**1,357,604**	1,444,318
Social insurance employee benefits	**293,799**	307,980
Other personnel costs	**238,217**	265,813
Total	**1,889,620**	2,018,111

Pension costs included in social insurance employee benefits amounted to EUR 47 million in 2003 and EUR 35 million in 2002.

Number of employees

The weighted average number of full-time employees was 38,100 in 2003 and 37,413 in 2002.

17 Raw materials and purchased services (AMOUNTS X EUR 1,000)	2003	2002
Raw materials	**283,527**	282,313
Purchased services	**528,370**	514,762
Total	**811,897**	797,075

18 Other operating expenses (AMOUNTS X EUR 1,000)	2003	2002
Sales costs	**83,922**	124,475
Occupancy costs	**163,194**	170,914
Office expenses	**97,003**	129,156
General expenses	**40,424**	130,189
Total	**384,543**	554,734

Other operating expenses decreased due to the weak US dollar and lower marketing and other sales costs, consultancy fees and other office and general expenses.

19 Goodwill amortization and impairment charges (AMOUNTS X EUR 1,000)	2003	2002
Goodwill amortization	**219,861**	248,401
Goodwill impairment charges	**35,396**	37,963
Total	**255,257**	286,364

The evaluation of the recoverability of the book value of publishing rights and goodwill resulted in 2003 and 2002 in an impairment charge amounting to EUR 35 million, and EUR 38 million respectively, mainly regarding trade magazines of the Business Information group.
The calculation uses a discounted cash flow method and is based on expectations of future income.
As indicated on page 76 in the section regarding the valuation principles relating to intangible fixed assets, we have decided to maintain our current accounting principles. *If we had applied Dutch principles we would* have recorded EUR 101 million in additional amortization of publishing rights in 2003 (2002: EUR 116 million). In connection with goodwill, an amortization period in excess of twenty year would have been applied.

20 Income taxes

Income taxes, expressed in a percentage of the earnings before income taxes amounted to 45.0% in 2003 (2002: 43.7%).
However, adjusted for tax non-deductible goodwill amortization and impairment charges, this percentage amounted to 27.0% (2002: 26.8%). Excluding the book loss on the Claritas Europe divestiture, the effective tax rate in 2003 amounted to 25.0%.

Income taxes	2003	2002
Corporate tax rate in The Netherlands	**34.5%**	34.5%
Effect of corporate financing, tax-deductible goodwill amortization, various tax rates in foreign subsidiaries and other differences	**(7.5%)**	(7.7%)
Tax rate before non tax-deductible goodwill amortization and impairment charges (effective tax rate)	**27.0%**	26.8%
Effect of non tax-deductible goodwill amortization and impairment charges	**18.0%**	16.9%
Unadjusted effective tax rate	**45.0%**	43.7%

At the end of 2003, VNU did not value net operating loss carry forwards and temporary differences amounting to approximately EUR 650 million, because at this moment we do not expect that taxable income will be available against which these amounts can be utilized.
As at December 31, 2003 we recognized the difference in the valuation of tax-amortizable intangible assets, which had a remaining carrying value for tax purposes of approximately EUR 750 million. The decrease versus 2002 is a result of the 2003 amortization and the lower US dollar. In 2003 we further reviewed our total tax position and improved the presentation in our balance sheet, resulting in material changes in deferred tax assets and liabilities and income taxes payable. On balance the total tax position in our balance sheet remained nearly unchanged.

21 Net earnings of associates

Regarding associates, in which the company can exercise significant influence, we include our share in net earnings in the consolidated statement of earnings. The breakdown of net earnings of associates is as follows:

Net earnings of associates AMOUNTS X EUR 1,000	2003	2002
Equity in operating income of associates	**16,591**	19,469
Goodwill amortization and impairment charges	**(2,142)**	–
Interest income	**821**	548
Interest expense	**(3,149)**	(4,469)
Results from financial income and expense	**(2,328)**	(3,921)
Earnings before income taxes	**12,121**	15,548
Income taxes	**(5,027)**	(5,820)
Net earnings	**7,094**	9,728

22 Minority interests

Most important minority interests are the 25% economic interest in Promedia gcv and Páginas Amarelas and 35% in NetRatings, inc. The main development in the minority interests in 2003 relates to the favorable development of net earnings of NetRatings, inc.

23 Earnings per share

Earnings per share is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if the outstanding convertible debentures and options were exercised or converted into common shares.

Convertible debentures and options are dilutive when the conversion price or the exercise price is below the average stock exchange quotation during the year. Moreover, convertible debentures can only be dilutive if by conversion and the resulting lower interest charges, net earnings per share will decline.

Based upon the average market price in 2003 of VNU's common shares of EUR 25.45 management and personnel options and convertible debenture loans are considered to have a minor dilutive effect.

	Net earnings x EUR 1,000		Average number of common shares outstanding x 1,000		Net earnings per share x EUR 1	
	2003	2002	2003	2002	2003	2002
Net earnings	**129,952**	169,671				
Dividends on preferred shares	**(5,694)**	(5,694)				
Available earnings	**124,258**	163,977	**249,246**	243,994	**0.50**	0.67
Effect of dilution						
Employee options			**84**	–	–	–
Diluted earnings	**124,258**	163,977	**249,330**	243,994	**0.50**	0.67

24 Earnings from 50% owned associates (joint ventures)

In the consolidated statement of earnings and consolidated balance sheet respectively the following has been included for the proportionally consolidated joint ventures:

AMOUNTS X EUR 1,000	2003	2002
Total revenues	**53,190**	49,036
Operating income before goodwill amortization and impairment charges	**10,566**	5,007
Goodwill amortization and impairment charges	**–**	–
Operating income after goodwill amortization and impairment charges	**10,566**	5,007
Interest income	**132**	640
Interest expense	**(53)**	(60)
Results from financial income and expense	**79**	580
Earnings before income taxes	**10,645**	5,587
Income taxes	**(1,732)**	(634)
Net earnings	**8,913**	4,953
Fixed assets	**1,692**	1,429
Current assets	**27,257**	25,451
Current liabilities	**(13,806)**	(17,784)
Non-current liabilities	**(233)**	–

25 **Acquisition of subsidiaries and associates**

AMOUNTS X EUR 1,000	2003	2002
Acquisition payments	**(101,308)**	(336,898)
Cash and cash equivalents at acquired subsidiaries	**28**	10,817
Changes in financing of associates	**(2,461)**	(167)
Total	**(103,741)**	(326,248)

Transactions AMOUNTS X EUR 1,000	Fair value net assets	Goodwill	Total
Pagini Aurii, increase from 28% to 84%	(1,680)	23,189	21,509
Other acquisitions	(657)	33,208	32,551
Total acquisition of subsidiaries and associates	(2,337)	16,397	54,060
Cash and cash equivalents at acquired subsidiaries			(28)
Changes in financing of associates			2,461
Cash outflow from acquisitions in previous years			47,248
Net cash outflow from acquisition of subsidiaries and associates			103,741

26 Divestiture of subsidiaries and associates

AMOUNTS X EUR 1,000	2003	2002
Receipts from divestitures	**24,236**	17,399
Cash and cash equivalents at divested subsidiaries	**(7,831)**	(429)
Changes in financing of associates	**591**	15
Total	**16,996**	16,985

Transactions AMOUNTS X EUR 1,000	Book value net assets	Book gains	Total
Independent Media Holding	11,286	11,800	23,086
Other divestitures	3,045	(1,895)	1,150
Total divestiture of subsidiaries and associates	14,331	9,905	24,236
Cash and cash equivalents at divested subsidiaries			(7,831)
Changes in financing of associates			591
Net cash inflow from divestitures of subsidiaries and associates			16,996

The balance does not include any receipts related to the divestiture of Claritas Europe as the proceeds were not received until January, 2004. The related receivable is reflected in the balance sheet under other receivables.

27 Net investments in property, plant and equipment

AMOUNTS X EUR 1,000	2003	2002
Investments in property, plant and equipment	**209,347**	197,917
Proceeds from the sale of property, plant and equipment	**(19,645)**	–
Net investments in property, plant and equipment	**189,702**	197,917

Segment Information

28

Segment Information by Business Group (AMOUNTS X EUR MILLION)	Marketing Information 2003	Marketing Information 2002	Media Measurement & Information 2003	Media Measurement & Information 2002	Business Information 2003	Business Information 2002
Total revenues	**1,765**	1,881	**929**	1,032	**636**	775
Operating income before goodwill amortization and impairment charges	**193**	258	**197**	188	**95**	107
Goodwill amortization and impairment charges	**55**	67	**85**	93	**98**	76
Operating income after goodwill amortization and impairment charges	**138**	191	**112**	95	**(3)**	31
Book value of assets	**3,036**	3,414	**2,806**	3,411	**1,272**	1,533
Total short- and long-term liabilities	**(686)**	(534)	**(349)**	(196)	**(706)**	(418)
Investments in tangible and intangible assets	**88**	114	**101**	153	**21**	23
Depreciation of property, plant and equipment	**77**	73	**51**	60	**8**	9
Book value of associates	**29**	39	**12**	15	**–**	3
Net earnings of associates	**(3)**	(1)	**2**	1	**–**	–

29

Segment Information by Geographical Region (AMOUNTS X EUR MILLION)	Americas 2003	Americas 2002	Europe, Middle East and Africa 2003	Europe, Middle East and Africa 2002	Asia Pacific 2003	Asia Pacific 2002
Total revenues	**2,036**	2,381	**1,550**	1,570	**296**	324
Book value of assets	**6,153**	7,190	**3,154**	3,323	**204**	204
Investments in tangible and intangible assets	**154**	213	**105**	287	**9**	8

Directories		Divested operations		Other		Total	
2003	**2002**	**2003**	**2002**	**2003**	**2002**	**2003**	**2002**
492	489	**48**	98	**12**	–	**3,882**	4,275
211	235	**(39)**	(4)	**(14)**	(38)	**643**	746
43	41	**2**	2	**(28)**	7	**255**	286
168	194	**(41)**	(6)	**14**	(45)	**388**	460
2,303	2,308	**–**	–	**94**	51	**9,511**	10,717
(229)	(183)	**4**	(32)	**(3,396)**	(4,661)	**(5,362)**	(6,024)
51	196	**–**	2	**7**	20	**268**	508
5	5	**–**	–	**12**	13	**153**	160
39	36	**–**	–	**7**	11	**87**	104
8	9	**–**	–	**–**	1	**7**	10

Total	
2003	**2002**
3,882	4,275
9,511	10,717
268	508

Financial Statements of VNU nv

Balance Sheet before Profit Appropriation

December 31

	AMOUNTS X EUR 1,000	2003	2002
30	Long-term financial assets	**7,930,735**	8,950,531
31	Current assets	**15,957**	38,072
32	Current liabilities	**(916,789)**	(911,818)
	Working capital	**(900,832)**	(873,746)
	Capital to be financed	**7,029,903**	8,076,785
33	Non-current liabilities	**2,782,188**	2,997,679
34	Subordinated loans	**181,512**	491,882
	Shareholders' equity		
35	Capital stock	**52,709**	52,195
36	Additional paid-in capital	**2,334,368**	2,335,360
37	Legal reserve	**24,137**	42,685
38	Retained earnings	**1,525,037**	1,987,313
	Unappropriated net earnings	**129,952**	169,671
		4,066,203	4,587,224
	Financing capital	**7,029,903**	8,076,785

Statement of Earnings

Years ended December 31

AMOUNTS X EUR 1,000	2003	2002
Other operating expenses	**(15,913)**	(28,608)
Net earnings of subsidiaries	**58,359**	50,529
Interest income	**248,458**	456,072
Interest expense	**(161,351)**	(300,344)
Results from financial income and expense	**87,107**	155,728
Earnings before income taxes	**129,553**	177,649
Income taxes	**399**	(7,978)
Net earnings	**129,952**	169,671

Notes to the Financial Statements

Accounting principles

The accounting principles are similar to those provided in the notes to the consolidated financial statements.

Notes to the Balance Sheet

30 **Long-term financial assets** AMOUNTS X EUR 1,000	**2003**	**2002**
Share in equity of subsidiaries		
Balance at January 1	**2,638,042**	2,824,481
Net earnings of subsidiaries	**58,359**	50,529
Other changes	**(85,232)**	(236,968)
Balance at December 31	**2,611.169**	2,638,042
Financing		
Balance at January 1	**6,312,489**	7,935,042
Changes	**(992,923)**	(1,622,553)
Balance at December 31	**5,319,566**	6,312,489
Total long-term financial assets	**7,930,735**	8,950,531

This category includes two 100% owned subsidiaries which are recorded under the equity method, plus loans receivable from these subsidiaries less loans payable to these subsidiaries. The category also includes the net receivables from the Foundation "Stichting tot Beheer van de Prioriteitsaandelen in VNU nv".

31 **Current assets** AMOUNTS X EUR 1,000

	2003	2002
Balance at January 1	**38,072**	30,871
Changes	**(22,115)**	7,201
Balance at December 31	**15,957**	38,072

32 **Current liabilities** AMOUNTS X EUR 1,000

	2003	2002
Bank overdrafts	**463,727**	528,998
Current portion of long-term debt	**87,057**	285,667
Current portion of subordinated loans	**310,370**	–
Other current liabilities	**55,635**	97,153
Balance at December 31	**916,789**	911,818

33 **Non-current liabilities** AMOUNTS X EUR 1,000

	2003	2002
Balance at January 1	**2,997,679**	3,114,497
Changes	**(215,491)**	(116,818)
Balance at December 31	**2,782,188**	2,997,679

Accrued interest on non-current liabilities has been recorded under current liabilities.

34 **Subordinated loans** AMOUNTS X EUR 1,000

	2003	2002
Balance at January 1	**491,882**	491,882
Changes	**(310,370)**	–
Balance at December 31	**181,512**	491,882

35	Capital stock AMOUNTS X EUR 1,000	2003	2002
	Balance at January 1	**52,195**	50,262
	Issuance of new shares	**514**	1,933
	Balance at December 31	**52,709**	52,195
	Issued:		
	250,323,801 common shares (2002: 247,753,249)	**50,065**	49,551
	500 priority shares	**4**	4
	150,000 7% preferred shares	**1,200**	1,200
	7,200,000 6.22% cumulative preferred shares B	**1,440**	1,440
	Balance at December 31	**52,709**	52,195

35	Changes in common shares	2003	2002
	Balance at January 1	**247,753,249**	238,092,419
	Issuance of shares	–	7,851,900
	Stock dividends	**2,570,552**	1,805,930
	Exercise of management and personnel options	–	3,000
	Balance at December 31	**250,323,801**	247,753,249

Authorized share capital consists of 550 million common shares and 25 million cumulative preferred shares B, each with a nominal value of EUR 0.20; 8,900,500 preferred shares A; 500 priority shares and 150,000 7% preferred shares, each with a nominal value of EUR 8.

At December 31, 2003, VNU held 17,643 shares of common stock with a nominal value of EUR 0.20 per share for the company's employee stock purchase plan (PAP). This plan was cancelled effective 1999 in favor of the Personnel Option Plan (POP), and permitted employees to convert defined savings balances into common shares of VNU.

36 **Additional paid-in capital** AMOUNTS X EUR 1,000

	2003	2002
Balance at January 1	**2,335,360**	2,067,434
Changes	**(992)**	267,926
Balance at December 31	**2,334,368**	2,335,360

37 ***Legal reserve*** AMOUNTS X EUR 1,000

	2003	2002
Balance at January 1	**42,685**	51,243
Changes	**(18,548)**	(8,558)
Balance at December 31	**24,137**	42,685

Statutory law requires that a legal reserve is held for the amount of retained earnings of associates.

38 **Retained earnings** AMOUNTS X EUR 1,000

	2003	2002
Balance at January 1	**1,987,313**	1,822,331
Changes	**(462,276)**	164,982
Balance at December 31	**1,525,037**	1,987,313

The cumulative currency exchange differences on net investments in foreign entities is negative at the end of 2003.

39 **Option plans**

VNU has granted members of the Executive Board and senior management options to acquire common shares. This management option plan (MOP), seeks to strengthen the ties between VNU and key management and to offer a competitive remuneration package, which should positively effect shareholder value.
In 2003, options were granted to 1,133 people. The table on page 115 provides information about the options.
The conditions regarding the granted options will not be modified during the term of the options, except for changes such as stock splits. The exercise price of a series is equal to the share price at the date of grant. Through December 31, 2002, VNU did not acquire its own shares for outstanding options but issued new shares if options were exercised. In 2003, no options were exercised.
At this stage our policy is to issue new shares when options are exercised.
Of the options granted in 2002 and 2003 almost all have a seven-year term. In prior years this period amounted to five years. On two occasions in 2003, management options were granted at exercise prices established at the date of grant amounting to EUR 24.92 and EUR 27.27. Active members of VNU's Executive Board and management must wait for two years before they can exercise their options. Commencing in 2004, active Executive Board members must wait three years. Options can lapse when employment has been terminated. Furthermore, all participants are bound by the Insider Trading regulations. During certain periods of time, blackout periods are set to ensure that no insider can realize a financial gain from confidential non-public information.

In 1999, an annual option plan (POP) was established for VNU employees in The Netherlands, including senior management. These plans all have a five-year term and no exercise restrictions, except for those participants who are bound by the Insider Trading regulations.

Options issued in	Expiration date	Number of options granted	Exercise price in EUR	Exercised before 01/01/03	Forfeited before 01/01/03	Forfeited in 2003	Expired in 2003	Out-standing at 31/12/03
1998 (MOP)	23/03/03	866,450	30.77	238,300	55,150	–	573,000	–
1999 (MOP 20%)	29/03/04	710,500	34.75	58,000	41,800	88,000	–	522,700
1999 (MOP 4%)	29/03/04	144,000	43.78	–	2,000	–	–	142,000
1999 (POP)	09/09/04	72,504	36.00	636	371	–	–	71,497
2000 (MOP series 1)	10/04/05	837,050	64.70	–	77,900	170,900	–	588,250
2000 (MOP series 2a)	02/06/05	459,800	59.80	–	5,600	–	–	454,200
2000 (MOP series 2b)	02/06/10	60,000	59.80	–	–	–	–	60,000
2000 (POP)	15/09/05	49,056	61.50	–	–	–	–	49,056
2000 (MOP series 3)	21/09/05	73,000	57.15	–	3,000	28,000	–	42,000
2001 (MOP series 1a)	23/03/06	1,941,500	39.29	–	66,300	217,750	–	1,657,450
2001 (MOP series 1b)	23/03/11	60,000	39.29	–	–	–	–	60,000
2001 (POP)	23/03/06	111,000	39.29	100	–	–	–	110,900
2001 (MOP series 2)	31/08/06	237,750	36.15	–	2,500	19,250	–	216,000
2002 (MOP series 1a)	22/03/09	3,700,000	36.50	–	11,750	228,625	–	3,459,625
2002 (MOP series 1b)	22/03/12	80,000	36.50	–	–	–	–	80,000
2002 (MOP series 2)	23/08/09	281,500	26.00	–	–	21,750	–	259,750
2002 (POP)	23/08/07	64,326	26.00	–	–	–	–	64,326
2003 (MOP series 1a)	21/03/10	4,102,450	24.92	–	–	129,000	–	3,973,450
2003 (MOP series 1b)	21/03/13	60,000	24.92	–	–	–	–	60,000
2003 (MOP series 2)	22/08/10	254,750	27.27	–	–	9,500	–	245,250
2003 (POP)	22/08/08	25,088	27.27	–	–	–	–	25,088
Total				297,036	266,371	912,775	573,000	12,141,542

During 2003, no options were exercised.
The average remaining exercise price amounts to EUR 35.30.

MOP = Management Option Plan
POP = Personnel Option Plan

Notes to the Statement of Earnings

Pursuant to Article 402 Title 9 Book 2 of The Netherlands Civil Code, VNU nv's statement of earnings reflects net earnings from subsidiaries as a separate item only.

Stock-based compensation

Effects on cash earnings and cash earnings per share under the fair value method.

VNU accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for stock options granted in the statement of earnings.

The International Financial Reporting Standards (IFRS) will require companies to amortize the fair value of share-based compensation to the statement of earnings as of 2005. In anticipation of future ruling by IFRS, a pro-forma analysis is presented below to improve the reader's insight into our financial statements. In accordance with IFRS2 Share-based Payment published February 19, 2004 by the IASB, the fair value of stock options granted is required to be based upon a valuation methodology such as the Black-Scholes option valuation model.
The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are transferable. VNU's employee stock options (ESO) have characteristics significantly different from those of traded options. Changes in the subjective input

assumptions can materially affect the fair value estimate. The fair value of the 2003 option grants was estimated using a modified Black-Scholes option valuation model. The expected volatility estimate was based on the 10-year historic volatility of the peer group stocks as defined in the remuneration policy of the Executive Board (page 118) and the volatility of VNU as of 2003. The historic volatility of the peer group stocks was used due to the lack of traded long-term VNU call options. The peer group volatility was used in order to determine a volatility estimate that fits with the current portfolio of VNU. The 10-year historic volatility of VNU at the dates of grant was 32.4% (March 2003) and 32.6% (August 2003), slightly lower than the actual used volatility for the fair value calculation.

The expected life was estimated at half the contractual life, based on empirical data and analysis. The expected dividends were based on projections made by six leading analysts of investment banks covering VNU. The expected forfeiture estimate was based on the actual withdrawn options of past option series. The risk free interest rate was based on a composite of euro denominated government bonds calculated by Bloomberg.

If VNU had based the cost of employee stock options granted in 2003 at fair value at the date of grant, and had amortized over the vesting period of two years using the prospective method of application, cash earnings and cash earnings per share would have been EUR 9 million and EUR 0.04 lower respectively.

The prospective method of application implies that only the amortization of the 2003 stock option series has been recorded in the pro-forma statement of earnings.

Cash earnings and cash earnings per share would have been EUR 12 million and EUR 0.05 lower respectively, based on a full-year amortization basis. This would be equivalent to 3% lower cash earnings per share.

Pro-forma option valuation information*	**March 2003**	**March 2003**	**August 2003**	**August 2003**	**Total**
Granted number of options	4,102,450	60,000	254,750	25,088	4,442,288
Exercise price (x EUR 1)	24.92	24.92	27.27	27.27	
Contractual life (in years)	7.0	10.0	7.0	5.0	
Fair value per option (x EUR 1)	5.68	6.81	6.76	5.79	
Fair value in total (x EUR 1,000)					24.020
Weighted average ESO amortization (x EUR 1,000)					9.008
Weighted average ESO amortization per common share (x EUR 1)					0.04
Full year ESO amortization (x EUR 1,000)					12,010
Full year ESO amortization per common share (x EUR 1)					0.05
Valuation assumptions					
– Expected volatility (in %)	33.6	33.6	33.5	33.5	
– Expected life of the option (in years)	3.5	5.0	3.5	2.5	
– Expected dividend growth (in %)	10.4	10.4	6.9	8.1	
– Expected forfeiture (in %)	6.1	6.1	6.1	6.1	
– Risk-free interest rate (in %)	3.2	3.6	3.2	2.8	

** The assumptions were used for these calculations only and do not necessarily represent an indication of management's expectations of future developments.*

Guarantees

The company guarantees the following loan:

Year	Entity	Description
2000	Nielsen Media Research, inc	Debenture loan, USD 150 million

In addition, the company guarantees some credit facilities available for our subsidiaries or associates. At December 31, 2003, nothing was drawn-down by our subsidiaries or associates. Future rental and hosting services obligations are guaranteed for several of VNU's subsidiaries.

For most of VNU's Dutch subsidiaries, guarantees were provided in accordance with Article 403 Book 2 of The Netherlands Civil Code.

Remuneration policy for members of the Executive Board

The remuneration level for the members of the Executive Board is proposed by the Remuneration Committee and established by the Supervisory Board. The Remuneration Committee regularly reviews market developments through the use of independent consultants and recommends adjustments in structure and the amount of remuneration it deems necessary.

The members of the Remuneration Committee are selected from the members of the Supervisory Board and are of mr. F.L.V. Meysman (Chairman), mr. A.G. Jacobs and mr. R. Dahan.

The remuneration system is designed to attract and retain highly qualified business people and to provide incentives for superior performance. VNU is of the opinion that the remuneration policy has to be internationally competitive. The remuneration system is designed to align senior executives performance as much as possible with the interest of shareholders.

Overall remuneration levels are established with reference to market practices among companies of comparable size in Continental Europe and the United States. At present, two members of the Executive Board reside in the United States and one in The Netherlands. To be able to evaluate Executive Board remuneration packages, we compare with Dutch, U.S. and other peers and competitors. The relative importance of the variable versus the non-variable remuneration component within the individual remuneration packages is necessary given the international characteristics of the company. The size of the variable pay is based on the principle that a variable remuneration component encourages the performance of the individual Executive Board member and the Executive Board as a whole. The performance criteria applied by the company are selected because they are aligned with the corporate goals and objectives and internationally broadly accepted.

The key components of remuneration are:

1. Base salary

Base salaries are usually fixed in the currency where the member of the Executive Board is located (The Netherlands or the United States).

2. Annual bonus

Awards are based on the achievement of a challenging cash earnings per share target, which is established as part of the annual budget process and is calculated as follows:
(CEPS reported / CEPS budgeted) x bonus opportunity (not exceeding 100% of the opportunity).

For 2005, a new annual bonus arrangement with both quantitative and qualitative components is being designed with more stringent performance targets and a higher threshold for bonus payments compared to the current system.

3. Executive stock option plan

Members of the Executive Board participate in the management option plan. These permit the option holders the right to obtain common shares of VNU. Executive Board options are unconditional and vest after 2 years. Commencing in 2004, options granted vest after 3 years. Exercise of options is covered by VNU insider trading regulations. The number of options granted to members of the Executive Board is entirely dependent upon the performance of VNU's share price in relation to the development of the share price of a peer group of nine other companies. Options are typically awarded in the second half of March in any year, approximately 10 days after the publication of the prior years' annual results. The exercise price is equal to the share price at the date of grant.

The criteria for the number of options granted to the members of the Executive Board are as follows:

1. Comparison of VNU's share price with the share price of the following nine companies: Reed Elsevier, GfK, IMS Health, McGraw-Hill, Pearson, Primedia, SEAT, TPI and Wolters Kluwer. The 2004 grant will be based upon the period March 30, 2001 through December 31, 2003.

2. When VNU's share price performance is in the range of the share price performance of the top three peer companies, each member of the Executive Board is granted a maximum of 60,000 options. When VNU's share price performance follows the lowest three peer companies, each member of the Executive Board is granted 20,000 options. If performance is in the middle segment, an award of 40,000 options will be granted.

The first 20,000 options have an option term of 10 years. Other options, if they are granted, have an option term of 7 years. Conditions regarding granted options will not be modified during the term of the options, except for changes such as stock splits, but always in accordance with established market practices.

As of August 4, 2003, SEAT, one of our peers, is no longer quoted. Therefore, for the purpose of the 2004 option award (in 2005), it has been decided to include SEAT's share price performance for the period March 29, 2002 through August 3, 2003 and to include Eniro as a peer successor effective August 4, 2003 through December 31, 2004.

4. Long-term incentive plan (LTIP)
Under this plan, cash awards are normally made once every three years to individual members of the Executive Board based on the achievement of specific individual targets, which can be of a qualitative and quantitative nature.

5. Executive equity participation plan
The Executive equity participation plan (the Plan) is intended to be introduced initially in 2004 (with the first grant planned in 2005) subject to the approval of the General Meeting of Shareholders. Under the Plan, Executive Board members are allowed to defer half of their annual bonus into VNU Restricted Share Units (RSUs). VNU will match the RSUs with an equal number of RSUs. The match component of the RSUs will require three years of service to vest. Dutch members of the Executive Board must retain the match component under this plan for a period of at least five years after the grant. For U.S. Board members, the retention period is proposed to be three years after the grant, which is common practice in the United States.

During the six month period prior to retirement, Executive Board members cannot receive RSUs.

6. Pension and retirement benefits
Pension and other retirement benefits are designed to be in line with practices in effect, by major companies in Continental Europe and the United States. Members of the Executive Board normally retire once they have reached the age of 60.

7. Executive termination plan
In case employment is terminated, other than for cause and resignation, individual conditions have been agreed with members of the Executive Board.

8. Other benefits

Remuneration of members of the Executive Board

1. Base salary

In 2003, base salary of members of the Executive Board were as follows:

Base salary AMOUNTS X 1	Nationality	2003	2002
R.F. van den Bergh (Chairman)*	Dutch	**USD 750,000**	USD 471,591 EUR 190,457
M.P. Connors	American	**USD 636,000**	USD 600,000
F.J.G.M. Cremers	Dutch	**EUR 439,000**	EUR 408,399
G.S. Hobbs (former Board member)**	American/Irish	**USD 219,231**	USD 750,000

* In May 2002, mr. R.F. van den Bergh relocated to the USA.
** Mr. G.S. Hobbs retired as a member of the Executive Board as of April 15, 2003.

The increases in 2003 for mr. M.P. Connors and mr. F.J.G.M. Cremers reflect inflation over the years 2001 and 2002.

2. Annual bonus

The following performance bonuses were accrued as of December 31, 2003 and 2002:

Annual bonus AMOUNTS X 1	2003	2002
R.F. van den Bergh	**USD 654,255**	USD 745,924
M.P. Connors	**USD 554,809**	USD 596,739
F.J.G.M. Cremers	**EUR 197,925**	EUR 225,657
G.S. Hobbs (former Board member)*	**USD 218,750**	USD 745,924

* Mr. G.S. Hobbs retired as a member of the Executive Board as of April 15, 2003.

Amounts accrued in 2003 reflect an approximate 87% achievement of the cash earnings per share (CEPS) target and are expected to be paid in April 2004. The CEPS target is the same for all Executive Board members.

3. Executive stock option plan

In 2003, as a result of VNU's share price performance in the period March 31, 2000 through December 31, 2002, members of the Executive Board were each granted 40,000 options, of which 20,000 have a seven-year term and 20,000 have a ten-year term. The exercise price is equal to the share price on the date of grant, which was EUR 24.92. According to the calculation as explained on page 117, these options can be valued at EUR 249,800 per Executive Board member.

In 2004, as a result of the share price performance in the applicable period, members of the Executive Board each will be granted 40,000 options, of which 20,000 have a seven-year term and 20,000 have a ten-year term. The exercise price will be established at the date of grant (March 19, 2004).

For details of stock options by individual member of the Executive Board see page 124.

4. Long-term incentive plan (LTIP)

The amounts accrued in 2003 for individual LTIPs and the individual maximum amounts which can be achieved under the program are provided in the table on this page.

The LTIP of mr. R.F. van den Bergh, originally ending on December 31, 2004, has been terminated and replaced by a new, more specific and challenging plan which better covers the current responsibilities of mr. Van den Bergh. To be more precise, this also includes the responsibility for the performance of the Marketing Information group, the Business Information group and the composition of the Executive Board as a whole. This plan is comparable with the new plan which has been agreed with mr. M.P. Connors. Awards made under these plans can vary depending on performance.

Mr. M.P. Connors' LTIP ended on December 31, 2003. Since mr. M.P. Connors achieved all of his individual targets, which have been agreed within the framework of the ACNielsen acquisition, the company will pay him the maximum amount of USD 8,000,000. For the period 01/01/2004 – 31/12/2006 a new plan has been established.

The interest of the company does not allow disclosure of individual targets. The targets can be of quantative (e.g. growth in operating income or CEPS) and/or qualitative nature (e.g. linked to VNU's policies in different areas). The Remuneration Committee will determine if and to what extent the criteria have been met.

5. Executive equity participation plan

Since it is the intention to introduce this plan in 2004 (first award in 2005), no awards have been made in 2003.

6. Pension and retirement benefits

Pension rights granted to mr. R.F. van den Bergh and mr. F.J.G.M. Cremers are covered by the Dutch foundation "Stichting Pensioenfonds VNU", which covers defined benefit plans for Dutch employees. The benefit accrual for mr. Van den Bergh and mr. Cremers is 2% of the pension base per annum. At age 60, mr. Van den Bergh will receive approximately 55% of his current base salary. For mr. Cremers this percentage is approximately 70%. Mr. M.P. Connors participates in the defined benefit pension plan covering substantially all full-time employees in the United States. Under this plan, at age 65, mr. Connors will receive approximately 22% of his current base salary. In connection with the employment of mr. Connors we have agreed to create a retirement plan that will provide a pension of 50% of his base salary at age 60. Mr. Van den Bergh and mr. Connors both participate in the US 401K plan.

LTIP	Maximum amount achievable over the LTIP period	2003	2002	2001	LTIP period
R.F. van den Bergh	USD 1,500,000	-	USD 266,667	N/A	01/01/2002 – 31/12/2003
M.P. Connors	USD 8,000,000	**USD 2,666,666**	USD 2,666,667	USD 2,666,667	01/01/2001 – 31/12/2003
F.J.G.M. Cremers	EUR 1,000,000	**EUR 333,333**	EUR 166,667	N/A	01/07/2002 – 30/06/2005

The following accruals were made in 2003 and 2002 for defined benefit plans for each individual member:

Pension and retirement benefits (AMOUNTS X 1)	2003	2002
R.F. van den Bergh	**EUR 250,169**	EUR 298,801
	USD 6,000	USD 5,500
M.P. Connors	**USD 24,455**	USD 24,400
F.J.G.M. Cremers	**EUR 166,072**	EUR 153,847
G.S. Hobbs (former Board member)*	**USD 20,892**	USD 1,150,405

* Mr. G.S. Hobbs retired as a member of the Executive Board as of April 15, 2003.

7. Executive termination plan

The following termination plan has been established for mr. R.F. van den Bergh and mr. F.J.G.M. Cremers.

In case of termination other than for cause and resignation, a payment amounting to 12 months salary will be made, increased by one monthly salary for every full year of service from the age of 40, plus an additional 2% for every full year of service. For the purpose of this calculation, in 2000, 5 and 10 years of additional service were awarded to mr. Van den Bergh and mr. Cremers, respectively. In the monthly salary amount, 50% of the annual bonus opportunity will be included.

In case of termination as a result of change-of-control, the above mentioned amount will be multiplied by 1.5, but will never exceed an amount equal to 60 months pay.

Mr. M.P. Connors' termination plan, which was in effect at the time of the ACNielsen acquisition, is still applicable and requires payment of 24 months salary and bonus, in case of termination of employment, other than for cause and resignation.

Present contracts of employment with Executive Board members are not restricted to a certain period. The contracts of mr. R.F. van den Bergh and mr. F.J.G.M. Cremers provide for a notice period of six months. With mr. M.P. Connors a new three-year compensation agreement for the period 01/01/2004 – 31/12/2006 has been agreed.

8. Other benefits

A chauffeur-driven car is provided to each member of the Executive Board.

Total remuneration

For the year ended December 31, 2003, total base salaries, annual bonuses, stock options, long-term incentives and pension and retirement benefits amounted to:

Total remuneration AMOUNTS X EUR 1	2003	2002*
R.F. van den Bergh	1,763,557	2,083,218
M.P. Connors	3,728,010	4,159,952
F.J.G.M. Cremers	1,386,130	954,570
Total remuneration current members	6,877,697	7,197,740
G.S. Hobbs (former Board member)**	411,150	3,901,572

* For the year 2002, no option value has been calculated.

** Mr. G.S. Hobbs retired as a member of the Executive Board on April 15, 2003.

All 2003 US dollar amounts have been translated into euro at the weighted average exchange rate in 2003 of USD 1.00 = EUR 0.90. For 2002, the average rate was USD 1.00 = EUR 1.07.

Directors' loan

In March 2002, in connection with the relocation to the United States of the Chairman of the Executive Board and his family, the Chairman received a home mortgage loan from VNU in the amount of USD 4,140,000. The loan accrues market interest at the rate of 6.0% per year. Interest is due at the time that the loan is repaid, which is the date that mr. R.F. van den Bergh VNU employment ceases. If at that time the value of the house is not sufficient to cover the amount of this loan plus accrued interest, VNU will absorb the difference on an after-tax basis.

No other member of the Executive Board nor any member of the Supervisory Board nor any former member has a loan from VNU.

We have not made any guarantees in favor of members of the Executive Board, members of the Supervisory Board or former members.

Common stock holdings of members of the Executive Board and members of the Supervisory Board

Three members of the Executive Board and one member of the Supervisory Board (retired member of the Executive Board) hold VNU shares. No member of either Board own convertible debentures.

Shares	Balance at December 31, 2003	Balance at December 31, 2002
Executive Board		
R.F. van den Bergh	2,462	2,411
M.P. Connors	31,332	30,688
F.J.G.M. Cremers	923	904
Supervisory Board		
J.L. Brentjens	10,086	10,086
Total	44,803	44,089

Common stock option holdings of members of the Executive Board and members of the Supervisory Board

At December 31, 2003, members of the Executive Board, one member of the Supervisory Board (in his period as member of the Executive Board) and one former member of the Executive Board, who is appointed as new member of, the Supervisory Board as of January 1, 2004, held 827,500 options to acquire common shares, consisting of 127,500 options from the series 1999; 180,000 options from the series 2000; 160,000 options from the series 2001; 240,000 options from the series 2002 and 120,000 options from the series 2003.
These options permit the option holders the right to acquire VNU shares. Through December 31, 2002, VNU did not acquire its own shares, but issued new shares if stock options were exercised. During 2003, no options were exercised. The most important conditions for exercising options by members of either Board do not differ from those which are applicable to other members of senior management. These conditions are described in the option plan paragraph on page 114.
Options granted in 2002 and 2003 will vest two years after grant. All the other options have already been vested. Options awarded to members of the Executive Board in 2004 will vest after three years.

It has always been VNU's policy not to grant options to members of the Supervisory Board.

Details of VNU stock options (including number of options, expiration dates and exercise prices) owned by active Executive Board members and two members of the Supervisory Board (retired members of the Executive Board) are presented on the next page.

Stock options	Balance at January 1, 2003	Granted	Expired	Balance at December 31, 2003	Expiration date	Exercise price in EUR
Executive Board						
R.F. van den Bergh	32,500		32,500	–	23/03/03	30.77
	32,500			32,500	29/03/04	43.78
	40,000			40,000	02/06/05	59.80
	20,000			20,000	02/06/10	59.80
	20,000			20,000	23/03/06	39.29
	20,000			20,000	23/03/11	39.29
	40,000			40,000	22/03/09	36.50
	20,000			20,000	22/03/12	36.50
		20,000		20,000	21/03/10	24.92
		20,000		20,000	21/03/13	24.92
M.P. Connors	20,000			20,000	23/03/06	39.29
	40,000			40,000	22/03/09	36.50
	20,000			20,000	22/03/12	36.50
		20,000		20,000	21/03/10	24.92
		20,000		20,000	21/03/13	24.92
F.J.G.M. Cremers	17,500		17,500	–	23/03/03	30.77
	30,000			30,000	29/03/04	43.78
	40,000			40,000	02/06/05	59.80
	20,000			20,000	02/06/10	59.80
	20,000			20,000	23/03/06	39.29
	20,000			20,000	23/03/11	39.29
	20,000			20,000	31/08/06	36.15
	40,000			40,000	22/03/09	36.50
	20,000			20,000	22/03/12	36.50
		20,000		20,000	21/03/10	24.92
		20,000		20,000	21/03/13	24.92
Supervisory Board						
(Former members of the Executive Board)						
J.L. Brentjens	35,000			35,000	29/03/04	34.75
G.S. Hobbs	30,000		30,000	–	23/03/03	30.77
	30,000			30,000	29/03/04	34.75
	40,000			40,000	02/06/05	59.80
	20,000			20,000	02/06/10	59.80
	20,000			20,000	23/03/06	39.29
	20,000			20,000	23/03/11	39.29
	40,000			40,000	22/03/09	36.50
	20,000			20,000	22/03/12	36.50
Total	787,500	120,000	80,000	827,500		40.76

During 2003, no options were exercised.

Remuneration of members of the Supervisory Board

The remuneration of members of the Supervisory Board amounted to EUR 197,477 (2002: EUR 186,051). Former members of the Supervisory Board did not receive remuneration.

In 2003, the annual remuneration for the Chairman, the Vice Chairman and members of the Supervisory Board was EUR 40,000, EUR 35,000 and EUR 30,000 respectively. Additionally, the membership on committees of the Supervisory Board is compensated at the rate of EUR 5,000 per year per committee. The Chairman of the Audit Committee receives EUR 7,000. Through 2002, committee memberships were not compensated separately.

AMOUNTS X EUR 1	Membership	Committees	Total
P.A.W. Roef*	11,667	1,458	13,125
A.G. Jacobs**	38,575	5,000	43,575
F.L.V. Meysman***	33,575	5,000	38,575
J.L. Brentjens	30,000	5,000	35,000
R. Dahan	21,452	–	21,452
P.J. van Dun	8,750	–	8,750
P.A.F.W. Elverding	30,000	7,000	37,000
G.S. Hobbs	–	–	–
	174,019	23,458	197,477

* Chairman until April 15, 2003.
** Vice Chairman until April 15, 2003, Chairman as of April 15, 2003.
*** Vice Chairman as of April 15, 2003.

Executive Board
R.F. van den Bergh, Chairman
M.P. Connors
F.J.G.M. Cremers

Haarlem, March 9, 2004

Supervisory Board
A.G. Jacobs, Chairman
F.L.V. Meysman, Vice Chairman
J.L. Brentjens
R. Dahan
P.A.F.W. Elverding
G.S. Hobbs

Other Data

Proposed appropriation of net earnings AMOUNTS X EUR 1,000	2003	2002
Dividend on priority shares	**0**	0
Dividend on preferred shares	**5,694**	5,694
Dividend on common shares	**137,678**	136,199
Withdrawal of / addition to retained earnings	**(13,420)**	27,778

The proposal regarding appropriation of net earnings assumes that dividends on common shares are fully paid in cash.

Profit appropriation according to the corporate bylaws
The Executive Board with the approval of the Supervisory Board determines the size of the provisions that are charged to the earnings of the current financial year.

From this profit after provisions, the appropriate level of dividends has been determined as follows: EUR 0.45, is distributed on all priority shares; EUR 0.64, is distributed on all 7% preferred shares, and finally a dividend is distributed on all preferred shares A. This dividend is calculated based on the paid-in part of the nominal amount, of which the dividend equals the average weighted percentage of the EURIBOR for 12 month cash loans for the accounting year, increased by 1%. In case profits are insufficient to pay the previously mentioned distribution on preferred shares A, the distribution will be charged against one or more reserves, to be designated by the Executive Board, with the exception of the share premium reserve formed upon the issue of the preferred shares B respectively 7% preferred shares.

If possible, a dividend will be distributed on the preferred shares B equal to a percentage calculated on the nominal amount, increased by the amount of share premium, which was paid upon the first issue of these shares, by taking the arithmetical average of the effective proceeds of certain government loans, possibly increased by an addition amounting to a maximum of two hundred and fifty basispoints. For the 7,200,000 shares outstanding this percentage is 6.22%. If in any financial year the distributions have not been made, the provisions will only apply during the subsequent financial years after the deficit has been recovered.

The remaining balance of the profit is fully available to the General Meeting of Shareholders. However, priority shares and preferred shares cannot receive more than the fixed dividend.

Special voting rights for priority shares

The priority shares of VNU are owned by the foundation "Stichting tot Beheer van de Prioriteitsaandelen in VNU nv". Management of the foundation is composed of members of the Supervisory Board and the Executive Board of VNU nv.
The special rights of the priority shareholders are:

1. To determine the number of members of the Executive Board and the Supervisory Board and to prepare a binding nomination for the appointment of members of the Executive Board and the Supervisory Board;
2. To approve before these decisions are proposed by Management to the General Meeting of Shareholders:
   - The issuance of shares or to grant rights to subscribe for shares;
   - To limit or exclude pre-emptive rights;
   - To reduce the number of outstanding shares;
   - To acquire or sell VNU shares;
   - To change the articles of the corporate bylaws;
   - The dissolution of the company .

The division of the voting rights of Management is regulated by a formula, consisting of the number of members of the Supervisory Board and the Executive Board. In accordance with this formula the majority of voting rights will always be in the hands of the Supervisory Board, unless there is none. In that event every member has one vote.
According to the unanimous opinion of both the company and the Management of "Stichting tot Beheer van de Prioriteitsaandelen in VNU nv", the latter is independent of the company in accordance with article

A 2 B of Appendix X to the Listing Regulations issued by the Amsterdam Stock Exchange Association.

The Foundation "Stichting VNU"

The objective of the foundation "Stichting VNU" is to serve the interests of the company and the businesses operated by the company and its related group companies in such a way that the interests of the company, its businesses and all those involved are secured in the best possible way and influences that could affect the company's interests, independence, its continuity and or identity, will to its maximum capability be resisted. "Stichting VNU" will additionally perform all actions related to or conducive to the previously mentioned objectives.
In case the board of the foundation judges it necessary to achieve the objective of the foundation, it can decide to use its option, which was obtained for an indefinite period of time, to acquire as many preferred shares A as is needed to match the number of votes on all common and 7% preferred shares outstanding.

Declaration of Independence as allowed to Supplement X of the Fund Regulations

The board of the foundation "Stichting VNU" and the Board of VNU nv together declare that "Stichting VNU" is independent from VNU nv as referred to in Article A 2 B II of Supplement X of the Fund Regulations.

The foundation "Stichting VNU" is managed by:

P.J. Kalff, Chairman
Ch. de Monchy, Secretary
M.W. den Boogert
A.G. Jacobs
R.H.P.W. Kottman

Auditors' Report

Introduction

We have audited the 2003 financial statements of VNU nv, Haarlem. These financial statements are the responsibility of the company's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2003 and of the results for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of The Netherlands Civil Code.

Ernst & Young Accountants
Amsterdam, March 9, 2004

Reports of the Trustee

Report for the financial year 2003 in reference to:
The 1.75% subordinated convertible debenture loan issued in 1999, payable in 2004, originally in the amount of EUR 265,000,000 by VNU nv.

Pursuant to the Trust deed notarized by mr. M. van Olffen on November 15, 1999, and modified on July 26, 2002, we report the following.
Unless redeemed at an earlier date or converted in accordance with the Trust deed, the debentures will be redeemed at an effective yield of 4% on November 15, 2004. Through November 8, 2004, debentures are convertible into common shares of VNU nv at EUR 0.20 at a conversion rate of EUR 41.88.

During 2003, no debentures were offered for conversion. Accordingly, at December 31, 2003, the outstanding loan amounted to EUR 264,992,000.

VNU nv has the right, in the event that debentures are offered for conversion, to issue in lieu of shares, to the debenture holder the equivalent in cash in the amount of the average of the opening and closing price of the common shares of VNU nv on the Euronext Amsterdam nv during 5 consecutive stock exchange days and ending on the eighth stock exchange day after the day that the debentures are offered for conversion.
In the event of conversion of debentures, the Trustee has been irrevocably authorized by VNU nv to issue the required number of shares.

VNU nv is authorized to redeem the debentures at an earlier date if the closing price of common shares on 20 stock exchange days during a period of 30 consecutive stock exchange days of which the last named period ends within 5 days before the date on which VNU nv notifies the Trustee regarding total early redemption, has amounted to at least 130% of the then current conversion price, as stated in article 5b of the Trust deed.
In the event that a "Change of Control" occurs as described in the Trust deed, VNU nv will offer debenture holders the opportunity to redeem their debentures.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, January 21, 2004

Report for the financial year 2003 in reference to:
The 1.75% unsubordinated convertible debenture loan issued in 2001, payable in 2006, orginally in the amount of EUR 1,150,000,000 by VNU nv.

Pursuant to article III, 2 of the Trust deed notarized by mr. Chr.M. Stokkermans on May 18, 2001, and modified on July 26, 2002, we report the following.

Unless redeemed at an earlier date or converted in accordance with the Trust deed, the debentures will be redeemed at par on May 18, 2006. Until the fourteenth stock exchange day before the redemption date, the debentures are convertible into common shares VNU nv at EUR 0.20 at a conversion rate that now amounts to EUR 59.50.

During 2003, no debentures were offered for conversion and 180,500 debentures were purchased at EUR 1,000 by VNU nv. Accordingly, at December 31, 2003, the outstanding debenture loan amounted to EUR 969,500,000.

Pursuant to article I, 7 of the Trust deed, VNU has deposited in the name of the Trustee as many shares as are required in order for the complete conversion of all outstanding debentures.

Commencing on May 19, 2004, VNU nv is authorized to redeem the debentures at an earlier date if the closing price of common shares on 20 stock exchange days during a period of 30 consecutive days of which the last named period ends within 5 days before the date on which VNU nv notifies the Trustee regarding total early redemption, has amounted to at least 130% of the then current conversion price.

In the event that a "Change of Control" occurs as described in the Trust deed, VNU nv will offer debenture holders the opportunity to redeem their debentures.

nv Algemeen Nederlands Trustkantoor ANT
Amsterdam, January 29, 2004

The names and business locations of the VNU operations and entities mentioned below are as of March 9, 2004. Unless otherwise stated, all are wholly (100%) owned. A complete list of VNU legal entities and companies has been filed with the trade register of the Dutch Chamber of Commerce in Amsterdam, The Netherlands.

Major Holding Companies

VNU bv, *The Netherlands*
VNU, inc, *United States*
VNU International bv, *The Netherlands*
VNU Beheer bv, *The Netherlands*
VNU Holdco (UK) ltd, *United Kingdom*
VNU Holding (Deutschland) gmbh, *Germany*
ACN Holdings, inc, *United States*
ACNielsen Corporation, *United States*

Operating Companies

Marketing Information

VNU Marketing Information, inc, *United States*

ACNielsen

North America region

ACNielsen Company, *United States*
ACNielsen Company of Canada
ACNielsen International Research (United States) ltd
Solucient llc (35%), *United States*
Trade Dimensions International, inc, *United States*

Latin America region

ACNielsen Argentina sa
ACNielsen do Brasil ltda
ACNielsen Chile ltda
ACNielsen de Colombia ltda
ACNielsen Costa Rica sa
ACNielsen El Salvador sa de cv
ACNielsen Centroamerica sa, *Guatemala*
ACNielsen de Honduras sa de cv, *office: Guatemala*
ACNielsen sa de cv, *Mexico*
ACNielsen Nicaragua sa, *office: Guatemala*
ACNielsen Panamá sa
ACNielsen de Puerto Rico, inc
ACNielsen Uruguay

Europe region

ACNielsen Company & Co sa, *Belgium*
ACNielsen gesmbh, *Austria*
ACNielsen Company (Belgium) sa
ACNielsen AIM a/s, *Denmark*
ACNielsen Finland oy
ACNielsen sa, *France*
ACNielsen gmbh, *Germany*
ACNielsen sa, *Greece*
ACNielsen of Ireland ltd
ACNielsen (Israel) ltd
ACNielsen Italia spa
ACNielsen Nederland bv
ACNielsen Norge as (98%), *Norway*
ACNielsen Portugal – Estudos de Mercado sa
ACNielsen Company srl, *Spain*
ACNielsen ab, *Sweden*
ACNielsen sa, *Switzerland*
ACNielsen Arastirma Hizmetleri as, *Turkey*
ACNielsen Company ltd, *United Kingdom*
Axense gmbh, *Germany*
Axense ltd, *United Kingdom*
Trade Dimensions (France) sas
Trade Dimensions (Deutschland) gmbh
EuroClix bv (22%), *The Netherlands*

Asia Pacific region

ACNielsen Holdings ltd, *Hong Kong*
ACNielsen pty ltd, *Australia*
ACNielsen Bangladesh ltd
ACNielsen (China) ltd
ACNielsen Research Services pvt. ltd, *India*

PT ACNielsen Indonesia
ACNielsen Corporation Japan
ACNielsen (Malaysia) sdn bhd
ACNielsen Nepal ltd
ACNielsen (NZ) ltd, *New Zealand*
ACNielsen Pakistan (pvt) ltd (60%)
ACNielsen (Philippines), inc
ACNielsen (Singapore) pte ltd
ACNielsen (Korea) ltd, *South Korea*
ACNielsen Lanka pvt. ltd, *Sri Lanka*
ACNielsen Taiwan ltd
ACNielsen (Thailand) ltd
ACNielsen Vietnam ltd

Emerging markets

ACNielsen Algeria sarl
ACNielsen (Armenia), *office: Cyprus*
ACNielsen Azerbaijan ltd
ACNielsen (Bahrain)
ACNielsen Belarus ltd
ACNielsen Bulgaria ltd
ACNielsen sarl, *Cameroon*
ACNielsen doo, *Croatia*
ACNielsen ltd, *Cyprus*
ACNielsen Czech Republic sro
ACNielsen (Egypt)
ACNielsen Eesti Ou, *Estonia*
ACNielsen (Georgia), *office: Cyprus*
ACNielsen Ghana ltd
ACNielsen Piackutató kft (Hungary)
ACNielsen Côte d'Ivoire ltd, *Ivory Coast*
ACNielsen (Jordan)
ACNielsen Kazakhstan ltd
ACNielsen Kenya ltd
ACNielsen (Kuwait)
ACNielsen Latvia sia
ACNielsen (Lebanon)
UAB ACNielsen Baltics, *Lithuania*
ACNielsen sarl, *Morocco*
ACNielsen Nigeria ltd
ACNielsen (Oman)
ACNielsen Polska sp zoo, *Poland*
ACNielsen (Qatar)
ACNielsen Romania srl
ZAO ACNielsen, *Russia*
ACNielsen (Saudi Arabia)
ACNielsen Slovakia sro
ACNielsen raziskovalna druzba doo, *Slovenia*
ACNielsen South Africa bv
ACNielsen Tanzania ltd
ACNielsen sarl, *Tunisia*
ACNielsen Uganda ltd
ACNielsen Ukraine llc
ACNielsen (UAE), *United Arab Emirates*

VNU Advisory Services

BASES, *Argentina, Australia, Belgium, Brazil, Canada, China, France, Germany, Italy, Mexico, Thailand, United Kingdom, United States*
Claritas, inc, *United States*
Market Decisions, inc, *United States*
Spectra Marketing Systems, inc, *United States*

Media Measurement & Information

VNU Media Measurement & Information, inc, *United States*
Nielsen Ventures, *United States*

Media Measurement

Nielsen Media Research, inc, *United States*
Nielsen Media Research (Australia)
Nielsen Media Research (Canada)
Finnpanel oy (50%), *Finland*
Nielsen Media Research gmbh, *Germany*
Nielsen Media Research (Greece)
Nielsen Media Research (China), *Hong Kong*
TAM Media Research pvt. ltd (50%), *India*
Nielsen Media Research (Indonesia)
Nielsen Media Research (Ireland)
Nielsen Media Research (Italy)
Nielsen Media Research (Malaysia)
Nielsen Media Research (New Zealand)
Nielsen Media Research (Norway)
Nielsen Media Research (Philippines)
Nielsen Media Research (Singapore)
Nielsen Media Research (South Africa)
Nielsen Media Research (Korea), *South Korea*
InfoAdex sa (50%), *Spain*
Nielsen Media Research (Sweden)
Media Focus (50%), *Switzerland*
Nielsen Media Research (Taiwan)
Nielsen Media Research (Thailand)
Nielsen Media Research ltd, *United Kingdom*

IBOPE Latinoamericana sa (11%), *Argentina, Chile, Colombia, Costa Rica, Ecuador, Guatemala, Mexico, Panamá, Paraguay, Peru, Uruguay*
IBOPE Pesquisa de Midia ltda (11%), *Brazil*

Internet Measurement

NetRatings, inc (65%), *Australia, Brazil, China, France, Germany, Italy, Japan, The Netherlands, Spain, Sweden, Switzerland, United Kingdom, United States*

Nielsen Entertainment

Nielsen Entertainment llc - Nielsen BookScan, Nielsen SoundScan, Nielsen VideoScan, *United States*
Nielsen BookData, *United Kingdom*
Nielsen EDI (Argentina), *Argentina, Brazil, Chile*
Nielsen EDI (Australia), *Australia, New Zealand*
Nielsen EDI sarl, *France*
Nielsen EDI gmbh, *Germany, Austria*
Nielsen EDI (Mexico)
Nielsen EDI (Spain) sl
Nielsen EDI ltd, *United Kingdom, Ireland*
Nielsen EDI, inc, *United States, Canada*
Nielsen National Research Group, inc, *United Kingdom, United States*
Aircheck International ltd (51%), *Ireland*
Music Control gmbh (49%), *Germany*

Media Solutions

Interactive Market Systems, inc (IMS), *Canada, China, Norway, Russia, South Africa, United Kingdom, United States*
PERQ/HCI Corporation, *United States*
Scarborough Research (50%), *United States*
SRDS, inc, *United States*

Business Information

VNU Business Media, inc

VNU Business Publications USA, *United States, Switzerland, United Kingdom*
VNU Expositions, inc, *United States, Brazil*
VNU eMedia, inc, *United States*

VNU Business Media Europe ltd

Global Media Europe ltd, *United Kingdom*
Global Media USA, llc, *United States*
Publicaciones Profesionales sa, *Spain*
VNU Business Publications nv, *Belgium*
VNU Publications France sa
VNU Business Publications Deutschland gmbh, *Germany*
VNU Business Publications Italia srl
VNU Business Publications bv, *The Netherlands*
VNU Business Publications España sa (75%), *Spain*
VNU Business Publications ltd, *United Kingdom*
Array Publications bv (90%), *The Netherlands*
VNU Exhibitions Europe (50%), *The Netherlands*
BIAS Group srl, *Italy*
Imark Communications ltd, *United Kingdom*

Directories

VNU World Directories, inc, *United States*

VNU World Directories cvba

Golden Pages ltd, *Ireland*
Gouden Gids bv, *The Netherlands*
Pagini Aurii sa (84%), *Romania*
Páginas Amarelas sa (50%)*, *Portugal*
Promedia gcv*, *Belgium*
Telkom Directory Services (Pty) ltd (33%), *South Africa*
Verizon Information Services – Puerto Rico, inc (40%)

* Economic interest 75%.

Major shareholding

At the end of 2003, we held 13% of the issued capital stock in Roto Smeets De Boer nv, *The Netherlands*.

Ten-year Financial Summary

Consolidated Balance Sheet before Profit Appropriation

AMOUNTS X EUR 1,000	2003	2002	2001
Fixed assets			
Intangible assets	**7,116,473**	8,199,748	9,149,494
Property, plant and equipment	**504,000**	522,353	537,515
Long-term financial assets	**428,652**	387,662	171,769
	8,049,125	9,109,763	9,858,778
Current assets			
Inventories	**12,081**	23,010	56,602
Accounts receivable and other current assets	**959,785**	1,059,684	1,509,616
Cash and cash equivalents	**489,600**	524,515	623,639
	1,461,466	1,607,209	2,189,857
Current liabilities	**1,647,875**	1,913,779	2,588,463
Working capital	**(186,409)**	(306,570)	(398,606)
Capital to be financed	**7,862,716**	8,803,193	9,460,172
Non-current liabilities			
Debenture loans and private placements	**2,825,536**	3,183,977	3,355,052
Other long-term liabilities	**96,082**	102,886	196,629
	2,921,618	3,286,863	3,551,681
Subordinated loans	**181,512**	491,882	491,882
Provision for liabilities and charges	**611,490**	331,881	279,101
Minority interests	**81,893**	105,343	142,142
Shareholders' equity			
Capital stock	**52,709**	52,195	50,262
Additional paid-in capital	**2,334,368**	2,335,360	2,067,434
Retained earnings	**1,549,174**	2,029,998	1,873,574
Unappropriated net earnings	**129,952**	169,671	1,004,096
	4,066,203	4,587,224	4,995,366
Financing capital	**7,862,716**	8,803,193	9,460,172

Beginning in 2001 the Consolidated Balance Sheet has been prepared before appropriation of net earnings. The years before 2001 are presented after profit appropriatic

In 2003 we reclassified some long-term financial fixed assets from current assets. We adjusted the comparative figures for 2002 only.

at December 31

2000	1999	1998	1997	1996	1995	1994
6,581,944	5,529,298	2,483,570	331,602	264,726	250,205	219,348
303,790	264,434	209,154	194,868	201,687	200,305	239,340
168,845	244,762	67,020	174,332	152,639	189,699	187,198
7,054,579	6,038,494	2,759,744	700,802	619,052	640,209	645,886
95,975	81,352	74,036	41,230	35,565	33,621	28,744
1,113,985	905,453	650,441	436,197	305,012	257,571	248,318
602,422	616,524	325,381	130,372	223,981	126,607	68,256
1,812,382	1,603,329	1,049,858	607,799	564,558	417,799	345,318
1,943,291	2,987,447	1,137,039	599,500	480,246	401,084	472,729
(130,909)	(1,384,118)	(87,181)	8,299	84,312	16,715	(127,411)
6,923,670	4,654,376	2,672,563	709,101	703,364	656,924	518,475
1,771,634	1,358,241	1,359,239	169,787	169,587	184,688	153,153
231,219	318,470	80,968	102,365	59,618	47,504	53,464
2,002,853	1,676,711	1,440,207	272,152	229,205	232,192	206,617
831,984	832,223	567,226	–	–	–	–
173,498	148,523	69,030	34,159	15,760	15,929	27,733
168,321	162,593	17,734	–	–	–	–
49,762	45,137	44,437	44,362	44,337	44,337	44,337
2,050,466	1,083,821	92,470	87,816	86,250	86,250	86,250
1,646,786	705,368	441,459	270,612	327,812	278,216	153,538
–	–	–	–	–	–	–
3,747,014	1,834,326	578,366	402,790	458,399	408,803	284,125
6,923,670	4,654,376	2,672,563	709,101	703,364	656,924	518,475

Consolidated Statement of Earnings

AMOUNTS X EUR 1,000	2003	2002	2001
Total revenues *	**3,881,766**	4,275,477	5,814,492
Personnel costs	**1,889,620**	2,018,111	1,917,675
Raw materials and purchased services	**811,897**	797,075	1,009,086
Other operating expenses	**384,543**	554,734	943,496
Depreciation of property, plant and equipment	**152,838**	159,715	148,822
Total operating costs and expenses **	**3,238,898**	3,529,635	4,019,079
Operating income before goodwill amortization and impairment charges	**642,868**	745,842	1,795,413
Goodwill amortization	**(219,861)**	(248,401)	(260,466)
Goodwill impairment charges	**(35,396)**	(37,963)	(140,000)
Operating income after goodwill amortization and impairment charges	**387,611**	459,478	1,394,947
Interest income	**15,292**	23,248	41,319
Interest expense	**(154,314)**	(184,308)	(276,536)
Other financial gains and losses	**808**	(7,000)	–
Results from financial income and expense	**(138,214)**	(168,060)	(235,217)
Earnings before income taxes	**249,397**	291,418	1,159,730
Income taxes	**(112,190)**	(127,330)	(163,619)
Net earnings of associates	**7,094**	9,728	17,623
Minority interests	**(14,349)**	(4,145)	(9,638)
Net earnings	**129,952**	169,671	1,004,096

* Total revenues in years 1994 to 2001 restated to include extraordinary items previously reported separately.

** In 2003 we have altered the breakdown of the operating costs and expenses. We adjusted the comparative figures for 2002 only.

Years ended December 31

2000	1999	1998	1997	1996	1995	1994
3,961,743	2,807,366	2,444,845	1,793,255	1,531,256	1,460,729	1,251,936
1,121,073	890,402	724,920	559,710	474,351	428,801	401,114
908,923	838,914	796,994	634,984	578,205	544,410	485,682
567,394	444,975	376,077	292,656	238,949	206,005	187,717
86,320	64,881	55,257	45,115	40,818	45,592	57,764
2,683,710	2,239,172	1,953,248	1,532,465	1,332,323	1,224,808	1,132,277
1,278,033	568,194	491,597	260,790	198,933	235,921	119,659
(161,987)	(73,477)	(39,133)	–	–	–	–
(22,200)	–	–	–	–	–	–
1,093,846	494,717	452,464	260,790	198,933	235,921	119,659
51,387	19,497	22,229	18,895	17,055	16,674	18,493
(191,375)	(132,104)	(101,539)	(19,261)	(18,940)	(19,858)	(20,093)
–	–	–	–	–	–	–
(139,988)	(112,607)	(79,310)	(366)	(1,885)	(3,184)	(1,600)
953,858	382,110	373,154	260,424	197,048	232,737	118,059
(152,825)	(139,002)	(122,311)	(76,394)	(54,740)	(48,046)	(41,605)
17,182	22,997	9,696	6,075	3,623	10,602	17,025
(19,176)	(21,177)	(9,821)	–	–	–	–
799,039	244,928	250,718	190,105	145,931	195,293	93,479

Consolidated Statement of Cash Flows

AMOUNTS X EUR 1,000	2003	2002	2001
Operating income of subsidiaries after goodwill amortization and impairment charges	**387,611**	459,478	405,549
Adjustments for:			
Book (gains) and losses, included in operating income	**17,598**	(9,057)	(11,887)
Depreciation of property, plant and equipment	**152,838**	159,715	148,822
Goodwill amortization and impairment charges	**255,257**	286,364	400,465
Change in provisions and other long-term liabilities	**70,090**	(10,695)	(23,647)
Change in accounts receivable and other current assets	**8,442**	47,193	(19,733)
Change in inventories	**2,347**	1,656	8,683
Change in current liabilities	**(25,908)**	(91,282)	(41,115)
Change in working capital items	**(15,119)**	(42,433)	(52,165)
Cash flows from operations of subsidiaries	**868,275**	843,372	867,137
Interest received	**21,699**	22,695	43,067
Dividends received from associates	**7,569**	12,286	11,455
Interest paid	**(144,875)**	(173,861)	(262,352)
Income taxes paid	**(101,624)**	(79,683)	(142,189)
	(217,231)	(218,563)	(350,019)
Cash flows from operating activities	**651,044**	624,809	517,118
Acquisition of subsidiaries and associates	**(103,741)**	(326,248)	(2,782,593)
Divestiture of subsidiaries and associates	**16,996**	16,985	1,289,437
Investments in property, plant and equipment	**(209,347)**	(197,917)	(238,617)
Proceeds from the sale of property, plant and equipment	**19,645**	–	–
Net investments in long-term financial assets	**(915)**	(7,417)	10,429
Cash flows from investment activities	**(277,362)**	(514,597)	(1,721,344)
Proceeds from long- and short-term debt	**414,133**	635,256	5,739,897
Repayment of long- and short-term debt	**(656,758)**	(992,795)	(4,268,047)
Proceeds from share issuance	**–**	259,922	9,175
Dividends paid	**(75,032)**	(72,510)	(69,659)
Cash flows from financing activities	**(317,657)**	(170,127)	1,411,366
Net cash flows	**56,025**	(59,915)	207,140
Foreign currency translation differences and other changes	**(90,940)**	(39,209)	(185,923)
Change in cash and cash equivalents	**(34,915)**	(99,124)	21,217
Free cash flows	**386,310**	354,382	208,842

Years ended December 31

2000	1999	1998	1997	1996	1995	1994
516,663	496,502	434,250	246,573	196,555	160,121	127,378
–	–	–	–	–	–	–
86,320	64,881	55,257	45,115	40,818	45,592	57,764
184,187	73,477	39,133	–	–	–	–
(44,364)	(28,285)	(12,248)	28,126	14,486	6,665	6,793
(142,422)	(86,434)	(51,199)	(81,023)	(43,681)	(13,760)	(8,185)
(12,822)	(6,372)	(9,497)	884	1,431	(5,369)	1,583
122,834	16,385	75,888	46,112	(5,594)	20,618	(16,646)
(32,410)	(76,421)	15,192	(34,027)	(47,844)	1,489	(23,248)
710,396	530,154	531,584	285,787	204,015	213,867	168,687
43,621	20,639	20,904	20,477	17,456	16,610	18,747
16,389	14,119	8,997	35,251	2,286	5,136	5,335
(178,013)	(122,962)	(85,769)	(23,388)	(16,091)	(19,734)	(19,498)
(63,952)	(97,325)	(104,136)	(53,776)	(38,214)	(47,703)	(42,463)
(181,955)	(185,529)	(160,004)	(21,436)	(34,563)	(45,691)	(37,879)
528,441	344,625	371,580	264,351	169,452	168,176	130,808
(1,007,043)	(2,353,975)	(2,213,381)	(275,224)	(57,382)	(202,217)	(349,740)
849,283	42,343	133,616	18,188	49,731	117,109	5,469
(153,488)	(66,056)	(49,732)	(31,147)	(38,348)	(35,558)	(38,293)
–	–	–	–	–	–	–
(7,185)	(7,645)	(58)	(247)	223	1,787	(4,049)
(318,433)	(2,385,333)	(2,129,555)	(288,430)	(45,776)	(118,879)	(386,613)
919,315	1,759,101	2,145,010	28,803	38,507	76,531	36,442
(1,968,596)	(240,874)	(132,622)	(51,853)	(26,046)	(34,850)	(12,252)
947,646	955,236	4,728	1,592	–	–	258,453
(65,597)	(82,708)	(64,969)	(50,720)	(43,077)	(36,187)	(26,909)
(167,232)	2,390,755	1,952,147	(72,178)	(30,616)	5,494	255,734
42,776	350,047	194,172	(96,257)	93,060	54,791	(71)
(56,878)	(58,904)	837	2,647	4,314	3,561	838
(14,102)	291,143	195,009	(93,610)	97,374	58,352	767
309,356	195,861	256,879	182,484	88,027	96,431	65,606

Data per common share *AMOUNTS X EUR 1*	**2003**	**2002**	**2001**
Earnings before goodwill amortization and impairment charges (cash earnings)*	**1.51**	1.83	1.73
Net earnings*	**0.50**	0.67	0.04
Fully-diluted net earnings*	**0.50**	0.67	0.04
Shareholders' equity	**16.26**	18.52	20.98
Cash flows from operating activities	**2.61**	2.56	2.18
Dividends	**0.55**	0.55	0.52
Highest market price	**29.30**	38.25	58.45
Lowest market price	**18.89**	17.84	26.16
Market price at year-end	**25.05**	24.85	34.51

Excluding Shareholders' equity, data per common share have been calculated on the basis of the weighted average number of common shares outstanding.

* For the years 2001 and before, data per common share have not been adjusted for the reclassification of the extraordinary items.

Ratios*	**2003**	**2002**	**2001**
Operating income : total revenues (in %)**	**16.6**	17.4	16.7
Interest coverage ratio**	**5.7**	5.6	4.1
Net earnings : total revenues (in %)**	**3.3**	4.0	0.3
Net earnings : shareholders' equity (in %)**	**3.0**	3.5	23.0
Dividends : earnings before goodwill amortization and impairment charges per common share (in %)**	**36.4**	30.1	30.1
Current assets : current liabilities	**0.89**	0.84	0.85
Guarantee capital*** : long-term liabilities***	**1.49**	1.58	1.56
Shareholders' equity at year-end : financing capital plus current liabilities at year-end	**0.43**	0.43	0.41
Personnel costs per full-time employee (x EUR 1,000)	**49.6**	53.9	52.1
Total revenues per full-time employee (x EUR 1,000)	**101.9**	114.3	173.3
Full-time employees at December 31****	**38,609**	37,590	37,235

* Shareholders' equity and number of full-time employees are weighted averages.

** For comparability purposes, certain ratios have been calculated excluding the impact of book gains amounting to EUR 989 million and EUR 577 million in 2001 and 2000, respectively.

*** For a definition of these words see page 143.

**** Including proportional number of employees in joint ventures.

2000	1999	1998	1997	1996	1995	1994
1.78	1.65	1.43	0.95	0.76	0.65	0.55
0.96	1.27	1.23	0.95	0.76	0.65	0.55
0.96	1.27	1.22	0.95	0.75	0.65	0.55
15.90	8.35	3.05	2.13	2.41	2.15	1.57
2.32	1.78	1.96	1.39	0.89	0.89	0.73
0.52	0.48	0.43	0.32	0.25	0.22	0.18
78.30	52.31	39.93	26.18	16.38	10.85	9.21
45.28	30.37	22.78	15.84	10.30	7.39	7.46
52.35	52.18	32.13	25.96	16.38	10.00	8.18

2000	1999	1998	1997	1996	1995	1994
20.7	20.2	20.1	14.5	13.0	16.2	9.6
5.8	5.8	7.1	125.3	57.7	50.0	41.9
6.6	8.7	10.3	10.6	9.5	13.4	7.5
28.6	20.3	51.1	44.1	33.7	56.4	33.4
29.2	29.1	30.1	33.7	32.9	33.8	32.7
0.93	0.54	0.92	1.01	1.18	1.04	0.73
2.31	1.63	0.82	1.46	1.90	1.70	1.37
0.42	0.24	0.15	0.31	0.39	0.39	0.29
59.9	61.0	60.1	54.8	49.8	46.2	48.0
177.4	173.6	202.7	175.6	160.7	157.3	149.8
19,108	19,039	13,310	10,808	9,620	9,437	9,132

Share Information

Common shares	2003	2002	change %
SHARES X MILLION			
Number of common shares outstanding	**250**	248	1
Average number of common shares outstanding	**249**	244	2
PRICES X EUR 1			
Nominal value of common shares	**0.20**	0.20	-
Highest market price	**29.30**	38.25	
Lowest market price	**18.89**	17.84	
Market price at year-end	**25.05**	24.85	
X EUR BILLION			
Market value at year-end	**6.3**	6.2	

Listings

Euronext Amsterdam

- common shares of VNU nv (ASE: VNU).
- 7% preferred shares of VNU nv.
- 5.50% debenture loan 1998 – 2008 VNU nv.
- 1.75% subordinated convertible debenture loan 1999 – 2004 VNU nv.
- 1.75% unsubordinated convertible debenture loan 2001 – 2006 VNU nv.
- options on common shares of VNU nv.

Luxembourg Stock Exchange

- 6.625% Eurobonds 2000 – 2007 VNU nv.
- 6.75% Eurobonds 2001 – 2008 VNU nv, issued under our Euro Medium Term Note (EMTN) program.

American Depositary Receipts (ADRs)

VNU has an over-the-counter (OTC) ADR program in the United States. Each ADR represents one common share of VNU. The ticker is VNUVY. JPMorgan Chase Bank is Depositary for VNU. Shareholder inquiries may be directed to: JPMorgan Chase Bank, ADR Service Center, P.O. Box 43013, Providence, RI 02940-3013, USA.

Distribution of VNU shares*


North America
UK / Ireland
The Netherlands
Continental Europe
Undisclosed
2003
13.0%
25.8%
17.0%
17.8%
26.4%
2002
11.5%
26.2%
19.1%
19.1%
24.1%

* Based on information provided by financial institutions.

Major Shareholder

In accordance with the regulations of the Substantial Shareholdings Notification Act (Wet Melding Zeggenschap) in The Netherlands, one shareholder, ING Groep nv, has disclosed it held 5 to 10% of the outstanding capital in VNU nv at the end of 2003. This holding includes a combination of common shares and preferred shares. The free float of common shares is 100%.

Indices*	Weighting
AEX	2.36%
Euronext Top 100	0.44%
MSCI Euro	0.30%
FTSE E300	0.14%
DJ Euro Stoxx Media	8.01%

* VNU is included in more than 20 equity indices.

VNU Codes	
Bloomberg	VNUA NA
Reuters	VNUN.AS
Sedol	4970950
ISIN for Common shares	NL0000389872
ISIN for restricted ADRs in the US	US 92856 P2056
Security code ("fondscode") AEX	38987

Investor Information

VNU is committed to providing investors with an accurate assessment of the company's performance and prospects. We aim to inform the financial markets about VNU's strategy and performance in a consistent, transparent and reliable manner. Furthermore, we intend to be responsive, available and timely in our communications. To meet these objectives, we actively communicate with the financial markets at multiple venues such as:

- Investor and analyst conferences;
- Roadshows in North America, the United Kingdom and Continental Europe;
- Webcasts and conference calls regarding annual or half-year results;
- Presentations at broker conferences;
- Analyst meetings at VNU Headquarters;
- Credit meetings.

Further communication is provided through annual and half-year reports, trading updates, press releases, offering circulars, interviews, our website and emails.

Securities analysts, portfolio managers and representatives of financial institutions seeking information about VNU should contact Investor Relations in Haarlem at +31 23 546 36 00 or email ir.info@hq.vnu.com.

Important Dates

2004	
April	
20	General Meeting of Shareholders
22	Ex quotation 2003 final dividend
May	
6	2003 final dividend to be paid
August	
11	Publication of 2004 first half year results, before opening Euronext Amsterdam
11	Publication of 2004 interim dividend, before the opening of Euronext Amsterdam
12	Ex quotation 2004 interim dividend
26	2004 interim dividend to be paid
December	
15	Publication of Trading Statement

2005	
March	
9	Publication of 2004 results and proposed dividend, before the opening of Euronext Amsterdam
28	Publication of the 2004 Annual Report
April	
19	General Meeting of Shareholders
21	Ex quotation 2004 final dividend
May	
4	2004 final dividend to be paid
August	
10	Publication of 2005 first half year results, before opening Euronext Amsterdam
10	Publication of 2005 interim dividend, before opening Euronext Amsterdam
11	Ex quotation 2005 interim dividend
24	2005 interim dividend to be paid
December	
14	Publication of Trading Statement

Glossary of Financial Terms

ADRs	American Depositary Receipts – *certificates of shares representing shares of non-*American companies, in this case one common share of VNU
At constant currencies	Actuals 2003 recalculated against 2002 currency exchange rates
Cash earnings	Earnings before goodwill amortization and impairment charges. See for detailed calculation page 47
Cash earnings per share (CEPS)	Cash earnings per common share, taking into account the dividend on preferred shares. See calculation page 47

EMTN	Euro Medium Term Note program – a maximum amount of EUR 2.5 billion of notes can be issued under this program, which notes are listed on the Luxembourg Stock Exchange
Free cash flows	Cash flows from operating activities -/- dividends paid -/- net investments in property, plant and equipment
Full-time	All employees working full-time and part-time employees adjusted to a full-time (person-year) basis
GAAP	Generally Accepted Accounting Principles
Goodwill	Excess purchase price over the fair value of identifiable net assets and liabilities of businesses acquired companies at the date of acquisition
Goodwill amortization	Charge to income on a straight-line basis over a period not to exceed 40 years of goodwill on acquired companies activities
Guarantee capital	Includes shareholders' equity, subordinated loans and the provision for deferred income taxes
IFRS	International Financial Reporting Standards, which all European publicly listed companies will have to apply for financial years starting on or after January 1, 2005
Impairment charges	Additional amortization – as a result of the realizable value of goodwill and publishing rights being lower than their carrying value
Interest coverage ratio	EBITDA / net interest Calculation EBITDA: operating income before goodwill amortization and impairment charges and depreciation of property, plant and equipment + equity in operating income of associates. Calculation net interest: balance of interest income and expense + interest income and expense of associates
Long-term liabilities	Non-current liabilities (excluding subordinated loans) and provision for liabilities and charges (except for the provision for deferred income taxes)
Net debt	Total subordinated loans, debenture loans and private placements including current portions and short-term debt minus cash and cash equivalents
Operating margin	Operating income / total revenues
Organic growth	Growth on own strength – without acquisitions and divestitures and currency exchange differences
Underlying	Excluding incidental items 2003 – reorganization charges Marketing Information and Directories and book loss Claritas Europe

Contact and Further Information

Company Data

VNU nv
Ceylonpoort 5-25
2037 AA Haarlem, The Netherlands

VNU, inc
770 Broadway
New York, NY 10003-9595, USA

Contact

General
telephone: +31 23 546 34 63
fax: +31 23 546 39 38
email: webeditor@hq.vnu.com

Investor Relations
telephone: +31 23 546 36 00
fax: +31 23 546 39 12
email: ir.info@hq.vnu.com

Press and Media Relations
telephone: +31 23 546 36 00
fax: +31 23 546 39 12
email: vnupr@hq.vnu.com

This document is made in accordance with ISO 14001 and printed on 100% chlorine-free paper.

Other Reports and Information

The corporate website www.vnu.com provides the latest news, our current share price, press releases, downloadable presentations and webcasts, a complete product database and links to the sites of VNU units and products.

To order additional copies of this Annual Report or our corporate brochure, visit the Investor section of www.vnu.com.
In the same Investor section you will find a calendar of upcoming financial events in which VNU will participate.

To consult our press release archive (1998 – 2004), go to the Media section of www.vnu.com.
Subscribe to our mailing list in the same Media section to receive future press releases by email.

Production
VNU Corporate Communications / Investor Relations

Editing & translation
Harry Rijnen

Revision
Liesbeth Wijnands

Design
Eden design & communication, Amsterdam

Photography
Reinier Gerritsen, Amsterdam; Eden design & communication, Amsterdam

Additional photography
Studio 3D, Biarritz; Bill Hayward, New York; Preston Lyons, New York

Composition & printing
PlantijnCasparie Utrecht bv

vnu

Agenda 2003

General Meeting of Shareholders

to be held on Tuesday, April 20, 2004

starting at 16.00 hrs at the Okura Hotel

Amsterdam, The Netherlands

Agenda

1 Opening

2 Report from the Executive Board

3 **a** Adoption of 2003 Financial Statements

b Discharge of the Executive Board of their management responsibilities over 2003

c Discharge of the Supervisory Board of their supervisory responsibilities over 2003

4 **a** Discussion on Dividend and Reservation Policy

b Dividend Proposal

5 Extension, until October 20, 2005 of the authorization of the Executive Board to have the company acquire common shares, seven percent (7%) preferred shares and preferred shares B in its own capital stock.

6 **a** Extension until October 20, 2005 of the authorization of the Executive Board to issue common shares and seven percent (7%) preferred shares, each with a maximum of ten percent (10%) of the outstanding issued capital of respective type of shares and an additional ten percent (10%) of the outstanding issued capital regarding or in case of merger or acquisition. The proposed authority of the Executive Board as stated in this point includes the authority to grant rights to third parties to acquire such shares to the stated maximum number.

b Extension until October 20, 2005 of the authorization of the Executive Board to issue preferred shares B to a maximum of the number of preferred shares B as included in the authorized share capital at the time of the issue. The proposed authority of the Executive Board included the authority to grant rights to third parties to acquire such shares to the stated maximum number.

c Extension until October 20, 2005 of the authorization of the Executive Board to limit or exclude the pre-emptive right for the issuance or granting of rights to acquire common shares, based upon the authorization as described in section 6a above.

7 Appointment of Independent Auditors

8 Discussion on Code on Corporate Governance

9 Approval of

- Remuneration Policy Executive Board
- Stock Option Plan Executive Board
- Restricted Stock Plan Executive Board

10 Re-appointments in the Supervisory Board

- Re-appointment of mr. P.A.F.W. Elverding per April 20, 2004
- Re-appointment of mr. J.L. Brentjens per April 20, 2004

11 Remuneration of the members of the Supervisory Board

12 Any other business

13 Closing of Meeting

General explanation

a This agenda, the 2003 Annual Report, the 2003 Financial Statements, the minutes of the General Meeting of Shareholders on April 15, 2003 and the explanation to the agenda including further information regarding the re-appointments of supervisory directors, are placed on the website of the company and open to inspection and may be obtained by shareholders at the open corporate headquarters, Ceylonpoort 5-25, 2037 AA in Haarlem, The Netherlands, and at the head offices of the banks listed below.

b The Executive Board has determined that for this General Meeting of Shareholders to be held on April 20, 2004, the persons who will be considered as entitled to vote and/or attend the General Meeting of Shareholders, are those persons who (i) on April 13, 2004 after processing of all settlements per this date (the "Registration Time") are registered in one of the following (sub)registers and (ii) have been registered in accordance with this procedure set forth below.

The administrations held by the affiliated institutions of the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Necigef") and the register of the company in Haarlem have been designated as (sub)registers, from which (sub)registers it appears who is entitled to the shares at the Registration Time.

- Shareholders, who hold their shares through the collective depot as referred to in the Wet giraal effectenverkeer, wishing to attend the General Meeting of Shareholders, must notify ABN AMRO Bank N.V. or Fortis Bank N.V. through their own bank, on ultimately April 13, 2004 (12:00 a.m.), having their own bank submitting to ABN AMRO Bank N.V. or Fortis Bank N.V. a confirmation that the relevant shares will remain registered in the name of the holder in their administration up to and including the Registration Time. Upon receipt of the notification, ABN AMRO Bank N.V. or Fortis Bank N.V. will send these holders an admission ticket.
- Shareholders who do not hold their shares through the collective depot as referred to in the Wet giraal effectenverkeer and who are registered as shareholder in the register maintained by the company in Haarlem, may register ultimately on April 13, 2004 (12:00 a.m.) at the offices of the company in Haarlem.

The rights to vote and/or attend the General Meeting of Shareholders may only be exercised by a proxy holder provided he has been registered in accordance with the procedure set forth above. Those who have been authorised in writing shall present their power of attorney at the General Meeting of Shareholders.

ABN AMRO Bank N.V.

Available for inspection:
Foppingadreef 22, 1102 BS Amsterdam

Retrievable by telephone:
+31 76 579 94 55

Fortis Bank (Nederland) N.V.

Available for inspection:
Rokin 55, 1012 KK Amsterdam

Retrievable by telephone:
+31 20 527 24 67

Forward-looking Statements

This document contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall" and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected.
Factors leading thereto may include, without limitations, general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.

Translation

This Report is a translation of the Dutch 2003 Annual Report. In the event of textual inconsistencies, the Dutch version prevails.



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customized research	box-office results	conferences	online directories
modeling & analytics	tracking book, music & video sales	online communications	mobile access
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VNU nv

Ceylonpoort 5-25 | P.O. Box 1 | 2000 MA Haarlem | The Netherlands